UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 18, 2019

TiVo Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37870	61-1793262
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2160 Gold Street

San Jose, California 95002

(Address of Principal Executive Offices, including Zip Code)

(408) 519-9100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	TIVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement

Merger Agreement

On December 18, 2019, TiVo Corporation, a Delaware corporation (“TiVo”) and Xperi Corporation, a Delaware corporation (“Xperi”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which TiVo and Xperi have agreed, subject to the terms and conditions of the Merger Agreement, to effect an all-stock, merger of equals strategic combination of their respective businesses by: (i) forming XRAY-TWOLF HoldCo Corporation, a Delaware corporation jointly owned by Xperi and TiVo (“HoldCo”), (ii) TiVo merging with a newly formed, wholly owned subsidiary of HoldCo, with TiVo surviving such merger as a wholly owned subsidiary of HoldCo (the “TiVo Merger”), (iii) Xperi merging with a newly formed, wholly owned subsidiary of HoldCo, with Xperi surviving such merger as a wholly owned subsidiary of HoldCo (the “Xperi Merger” and, together with the TiVo Merger, the “Mergers”), and (iv) as of the effective time of the Mergers (the “Effective Time”), changing the name of HoldCo to be “Xperi Corporation”.

The board of directors of each of TiVo and Xperi have approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock of TiVo (the “TiVo Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of TiVo that are held in treasury) will be converted into the right to receive 0.455 shares of common stock of HoldCo (the “HoldCo Common Stock”) and each share of common stock of Xperi (the “Xperi Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of Xperi Common Stock that are held in treasury) will be converted into the right to receive one share of HoldCo Common Stock per share of Xperi Common Stock. The aforementioned 0.455 exchange ratio set forth in the Merger Agreement will result in TiVo stockholders owning approximately 53.5% of the outstanding shares of HoldCo Common Stock following the Effective Time and Xperi stockholders owning approximately 46.5% of HoldCo Common Stock following the Effective Time.

The Merger Agreement provides that, at the Effective Time, the TiVo stock options and other equity awards and the Xperi stock options and other equity awards generally will automatically convert into stock options and equity awards with respect to HoldCo Common Stock, on the same terms and conditions under the applicable plans and award agreements immediately prior to the Effective Time after giving effect to the exchange ratio and appropriate adjustments to reflect the consummation of the Mergers.

Registration and Listing of HoldCo Common Stock

TiVo and Xperi will prepare and will cause HoldCo to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 in connection with the issuance of shares of HoldCo Common Stock in the Mergers (the “Form S-4”), which will include as a prospectus a joint proxy statement relating to the TiVo stockholders special meeting to adopt the Merger Agreement and the Xperi stockholders special meeting to adopt the Merger Agreement (the “Joint Proxy Statement”). TiVo, Xperi and HoldCo have agreed to use reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after filing.

After the Effective Time, HoldCo Common Stock will be listed on The Nasdaq Stock Market LLC (the “NASDAQ”).

Governance

Under the terms of the Merger Agreement, as of the Effective Time, HoldCo will have its headquarters in San Jose, California.

Following the completion of the transaction, Xperi’s Chief Executive Officer, Jon Kirchner, will serve as Chief Executive Officer of HoldCo and Xperi’s CFO, Robert Andersen, will serve as Chief Financial Officer.

HoldCo will have a board of directors (the “HoldCo Board”) consisting initially of seven directors, (i) one of whom will be Jon Kirchner, (ii) three of whom will be persons designated by TiVo, and (ii) three of whom will be persons designated by Xperi. At least two out of the three persons designated by TiVo and Xperi each, respectively, must qualify as independent under the listing standards of the NASDAQ and the applicable rules of the SEC. The Chairman of the HoldCo Board will be appointed by only those members of the HoldCo Board who qualify as independent under the listing standards of the NASDAQ and the applicable rules of the SEC.

For a period of two years following the Effective Time, the Nominating and Corporate Governance Committee of the HoldCo Board shall consist of four members, consisting of two members appointed by TiVo and two members appointed by Xperi.

Conditions to the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of TiVo Common Stock entitled to vote thereon; (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Xperi Common Stock entitled to vote thereon; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act; (iv) the absence of governmental restraints or prohibitions preventing the consummation of either of the Mergers; (v) the effectiveness of the Form S-4 and absence of any stop order or proceedings by the SEC; and (vi) the approval of the shares of HoldCo Common Stock to be issued in the Merger for listing on the NASDAQ. The obligation of each of TiVo and Xperi to consummate the Mergers is also conditioned on, among other things, the receipt of a tax opinion from tax counsel as to the tax-free nature of each of the Mergers, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers) and there being no material adverse effect with respect to TiVo or Xperi.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of TiVo and Xperi, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate or knowingly take any action to facilitate or encourage, and, subject to certain exceptions, not to participate or engage in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the support of its board of directors for the Merger Agreement and the TiVo Merger or the Xperi Merger, as applicable, and (iv) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require each of TiVo and Xperi to call and hold a special stockholder meeting and, subject to certain exceptions, require each of the board of directors of TiVo and Xperi to recommend to its stockholders to approve the Mergers and adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of TiVo and Xperi, including in the event that (i) the Mergers are not consummated on or before September 30, 2020 (the “Outside Date”) in the event that the regulatory closing conditions have not been satisfied, (ii) the approval of the Mergers and the adoption of the Merger Agreement by the stockholders of TiVo or the stockholders of Xperi is not obtained at the respective stockholder meetings or (iii) if any restraint having the effect of preventing the consummation of the TiVo Merger or the Xperi Merger shall have become final and nonappealable or if any governmental entity that must grant a requisite regulatory approval has denied approval of the TiVo Merger or the Xperi Merger. In addition, TiVo and Xperi can each terminate the Merger Agreement prior to the stockholder meeting of the other party if, among other things, the other party’s board of directors has changed its recommendation that its stockholders approve the TiVo Merger or the Xperi Merger, as applicable, and adopt the Merger Agreement, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, a termination fee will be payable by TiVo or Xperi, as the case may be, upon termination of the Merger Agreement under specified circumstances, including:

(i)	a change in the recommendation of the board of directors of TiVo or Xperi, as applicable; or

(ii)

a termination of the Merger Agreement by TiVo or Xperi, as applicable, because of (a) a failure of the stockholders of the other party to adopt the Merger Agreement at the stockholder meeting, (b) a material breach by the other party or (c) because the Mergers are not consummated by the Outside Date, in each case set forth in this clause (ii) at a time when there was an offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction within 12 months following such date of termination.

In the event that such termination fee is payable by TiVo to Xperi, TiVo will pay to Xperi a termination fee equal to $50.8 million in cash, and in the event that such termination fee is payable by Xperi to TiVo, Xperi will pay to TiVo a termination fee equal to $44 million in cash.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about TiVo or Xperi. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of TiVo and Xperi in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between TiVo and Xperi rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about TiVo or Xperi.

Financing Commitment Letters

Financing of the Merger

In connection with the execution of the Merger Agreement, TiVo and Xperi obtained a debt commitment letter (the “Commitment Letter”), dated December 18, 2019, with Bank of America, N.A. (“Bank of America”), BofA Securities, Inc. and Royal Bank of Canada (“Royal Bank”), pursuant to which, subject to the terms and conditions set forth therein, Bank of America and Royal Bank have committed to provide a senior secured first lien term loan B facility in an aggregate principal amount of $1,100 million (the “Debt Financing”). The proceeds from the Debt Financing may be used (i) to pay fees and expenses incurred in connection with the Merger and the related transactions, (ii) to finance the refinancing of certain existing indebtedness of TiVo and Xperi, and (iii) to the extent of any remaining amounts, for working capital and other general corporate purposes.

The foregoing summary of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter attached hereto as Exhibit 10.1 and incorporated herein by reference.

Section 382 Rights Plan

On December 18, 2019 (the “Rights Dividend Declaration Date”), the Board of Directors (the “TiVo Board”) of TiVo adopted a Section 382 rights plan (the “Section 382 Rights Plan”), which is attached hereto as Exhibit 4.1, and declared a dividend distribution of one right for each outstanding share of TiVo Common Stock to stockholders of record at the close of business on January 6, 2020. The TiVo Board adopted the Section 382 Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”). If TiVo experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), TiVo’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.95% or more of TiVo’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the TiVo Board. Stockholders who beneficially own 4.95% or more of TiVo’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person, but such person will be deemed an Acquiring Person if such person (together with all affiliates and associates of such person) becomes the beneficial owner of securities representing a percentage of TiVo’s common stock that exceeds by 0.5% or more than the lowest percentage of beneficial ownership of TiVo’s common stock that such person had at any time since the Rights Dividend Declaration Date. The description and terms of the rights are set forth in a Section 382 Rights Agreement, dated as of December 18, 2019 (the “Section 382 Rights Agreement”), by and between TiVo and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The Rights

On the Rights Dividend Declaration Date, the TiVo Board authorized the issuance of one right (a “Right”) for each outstanding share of TiVo’s common stock to TiVo’s stockholders of record as of December 18, 2019. Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from TiVo one one-thousandth of a share of TiVo’s Series A Junior Participating Preferred Stock, par value $0.001 per share, for a purchase price of $35 per Right (the “Purchase Price”). If issued, each fractional share of Series A Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of TiVo’s common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of TiVo, including any dividend, voting or liquidation rights.

Initial Exercisability

The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person and (ii) ten business days (or such later date as may be determined by the TiVo Board) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person. The date that the Rights become exercisable under the Section 382 Rights Agreement is referred to as the “Distribution Date.” Until the Distribution Date, TiVo’s common stock certificates will evidence the Rights. Any transfer of TiVo’s common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, separate Rights certificates will be issued, and the Rights may be transferred apart from the transfer of the underlying shares of TiVo’s common stock, unless and until the Board of Directors has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

“Flip-In” Event

In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of TiVo’s common stock having a market value of two times the Purchase Price. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by TiVo (as described below).

Exempted Persons and Exempted Transactions

The TiVo Board recognizes that there may be instances when an acquisition of shares of TiVo’s common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to TiVo. Accordingly, the Section 382 Rights Agreement grants discretion to the TiVo Board to designate a person as an “Exempted Person” or to designate a transaction involving shares of TiVo’s common stock as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person. The TiVo Board can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.

Redemption

At any time until ten calendar days following the first date of public announcement that a person has become an Acquiring Person, TiVo may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the TiVo Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange

At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of TiVo’s outstanding common stock, the TiVo Board may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Junior Participating Preferred Stock (or of a share of a similar class or series of TiVo’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or a fractional share of Series A Junior Participating Preferred Stock or of a share of a similar class or series of TiVo’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Expiration

The Section 382 Rights Agreement will expire on the earliest of the following:

•	the close of business on December 18, 2022;

•	the redemption of the Rights;

•	the exchange of the Rights;

•	the termination of the Merger Agreement prior to the consummation of the Mergers;

•	the consummation of the Mergers in accordance with the terms of the Merger Agreement;

•

the close of business on the effective date of the repeal of Section 382 or any successor statute if the TiVo Board determines that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits; and

•	the close of business on the first day of a taxable year to which the TiVo Board determines that no tax benefits may be carried forward.

Anti-Dilution Provisions

The TiVo Board may adjust the Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A Junior Participating Preferred Stock or of TiVo’s common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments

Prior to the Distribution Date, the TiVo Board may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can adversely affect the interests of the holders of the Rights.

In connection with the adoption of the Section 382 Rights Agreement, the TiVo Board approved a Certificate of Designation of Series A Junior Participating Preferred Stock of TiVo Corporation (the “Certificate of Designation”), which is attached hereto as Exhibit 3.1. The Certificate of Designation was filed with the Secretary of the State of Delaware on December 20, 2019.

The foregoing summary of the Section 382 Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Section 382 Rights Agreement, a copy of which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Item 3.03	Material Modifications to Rights of Security Holders

The information set forth in “Section 382 Rights Plan” under “Item 1.01. Entry into a Material Definitive Agreement” of this Current Report on Form 8-K is incorporated into this Item 3.03 by reference.

Important Information and Where to Find It

In connection with the proposed transaction, TiVo and Xperi will cause HoldCo to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TiVo and Xperi and that also will constitute a prospectus of HoldCo (the “Joint Proxy Statement/Prospectus”). TiVo, Xperi and HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document that TiVo, Xperi or HoldCo may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by TiVo, Xperi or HoldCo through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo or Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

1-818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@xray.com

Participants in the Solicitation

TiVo, Xperi or HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of TiVo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (iv) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (v) the ability of TiVo or Xperi to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (vii) uncertainty as to the long-term value of HoldCo common stock; (viii) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (ix) general economic and market developments and conditions; (x) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xii) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xiv) failure to receive the approval of the stockholders of TiVo and/or Xperi; and

(xv) any plans regarding a potential separation of the combined business. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization dated December 18, 2019, by and among, TiVo Corporation, Xperi Corporation, TWOLF Merger Sub Corporation, XRAY Merger Sub Corporation and XRAY-TWOLF HoldCo Corporation

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of TiVo Corporation, filed with the Secretary of State of Delaware on December 20, 2019

4.1	Section 382 Rights Agreement, dated as of December 18, 2019, by and between TiVo Corporation and American Stock Transfer & Trust Company, LLC

10.1	Commitment Letter, dated as of December 18, 2019, by and among TiVo Corporation, Xperi Corporation, Bank of America, N.A., BofA Securities, Inc. and Royal Bank of Canada

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 23, 2019	TiVo Corporation

	By:	/s/ Pamela Sergeeff
	Name:	Pamela Sergeeff
	Title:	Executive Vice President and General Counsel

Exhibit 2.1

CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF

MERGER AND REORGANIZATION

by and among

XPERI CORPORATION,

TIVO CORPORATION,

XRAY-TWOLF HOLDCO CORPORATION,

XRAY MERGER SUB CORPORATION and

TWOLF MERGER SUB CORPORATION

December 18, 2019

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), is made and entered into as of December 18, 2019 (the “Agreement Date”), by and among Xperi Corporation, a Delaware corporation (“XRAY”), TiVo Corporation, a Delaware corporation (“TWOLF”), XRAY-TWOLF HoldCo Corporation, a Delaware corporation (“Holdco”), XRAY Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Holdco (“XRAY Merger Sub”), and TWOLF Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Holdco (“TWOLF Merger Sub” and together with XRAY Merger Sub, the “Merger Subs”).

WHEREAS, in anticipation of the Mergers, XRAY and TWOLF have formed (i) Holdco, (ii) XRAY Merger Sub and (iii) TWOLF Merger Sub.

WHEREAS, (i) each of XRAY, Holdco and XRAY Merger Sub desires, following the satisfaction or waiver of the conditions set forth in Article VIII, to effect the merger of XRAY Merger Sub with and into XRAY (the “XRAY Merger”), with XRAY as the surviving entity in the XRAY Merger (the “XRAY Surviving Corporation”) and the XRAY Surviving Corporation becoming a wholly owned subsidiary of Holdco and (ii) immediately following consummation of the XRAY Merger, each of Holdco, TWOLF and TWOLF Merger Sub desires, following the satisfaction or waiver of the conditions set forth in Article VIII, to effect the merger of TWOLF Merger Sub with and into TWOLF (the “TWOLF Merger” and, together with the XRAY Merger, the “Mergers”), with TWOLF as the surviving entity in the TWOLF Merger (the “TWOLF Surviving Corporation” and, together with the XRAY Surviving Corporation, the “Surviving Corporations”), and the TWOLF Surviving Corporation becoming a wholly owned subsidiary of Holdco.

WHEREAS, the Board of Directors of XRAY (the “XRAY Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement (the “Transactions”) are fair to, and in the best interests of, XRAY and XRAY’s stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and thereby, including the XRAY Merger, on the terms and subject to the conditions set forth herein; and (iii) subject to the terms hereof, resolved to recommend that XRAY’s stockholders approve this Agreement and approve the XRAY Merger (collectively, the “XRAY Board Recommendation” and together with the TWOLF Board Recommendation, the “Board Recommendations” and “Board Recommendation” shall mean any of them); and (iv) directed that this Agreement be submitted to XRAY’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “XRAY Stockholder Meeting”).

WHEREAS, the Board of Directors of TWOLF (the “TWOLF Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the TWOLF Merger, are advisable, fair to and in the best interests of TWOLF and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and thereby, including the TWOLF Merger, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that TWOLF’s stockholders adopt and approve this Agreement and approve the TWOLF Merger (collectively, the “TWOLF Board Recommendation”); and (iv) directed that this Agreement be submitted to TWOLF’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “TWOLF Stockholder Meeting”).

WHEREAS, the respective Boards of Directors of Holdco and the Merger Subs have unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, each of their respective stockholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers.

WHEREAS, XRAY, TWOLF, Holdco, XRAY Merger Sub and TWOLF Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

WHEREAS, for United States federal income tax purposes, it is intended that each of the XRAY Merger and TWOLF Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGERS

Section 1.1    Formation of Holdco and Merger Subs.

(a)    XRAY and TWOLF have caused Holdco to be organized under the laws of the State of Delaware. XRAY and TWOLF shall take, and shall cause Holdco to take, all requisite action to cause the certificate of incorporation of Holdco to be in the form agreed between XRAY and TWOLF prior to the Closing in accordance with Section 2.1 (the “Holdco Charter”) and the by-laws of Holdco to be in the form agreed between XRAY and TWOLF prior to the Closing in accordance with Section 2.1 (the “Holdco Bylaws”), in each case, at the Effective Time (as defined below) and until thereafter amended in accordance with the terms thereof and applicable Law.

(b)    XRAY and TWOLF have caused Holdco to organize XRAY Merger Sub and TWOLF Merger Sub under the laws of the State of Delaware.

Section 1.2    The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), XRAY Merger Sub shall be merged with and into XRAY at the Effective Time. Following the Effective Time, the separate corporate existence of XRAY Merger Sub shall cease, and XRAY shall continue as the surviving corporation in the XRAY Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of XRAY Merger Sub in accordance with the DGCL.

(b)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, TWOLF Merger Sub shall be merged with and into TWOLF at the Effective Time. Following the Effective Time, the separate corporate existence of TWOLF Merger Sub shall cease, and TWOLF shall continue as the surviving corporation in the TWOLF Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of TWOLF Merger Sub in accordance with the DGCL.

(c)    In connection with the Mergers, TWOLF and XRAY shall cause Holdco to take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of Holdco Common Stock to permit the issuance of shares of Holdco Common Stock to the holders of shares of TWOLF Common Stock and XRAY Common Stock as of the Effective Time in accordance with the terms of this Agreement.

Section 1.3    Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Pacific time, on the third business day after satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at 525 University Avenue, Suite 1400, Palo Alto CA 94301 unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.4    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated by (a) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “XRAY Certificate of Merger”) with respect to the XRAY Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL and (b) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “TWOLF Certificate of Merger”) with respect to the TWOLF Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The XRAY Merger and the TWOLF Merger shall become effective concurrently upon the due filing of the XRAY Certificate of Merger and the TWOLF Certificate of Merger, respectively or such later time as agreed between the parties and set forth in the certificates of merger (such time as the Mergers become effective being the “Effective Time”).

Section 1.5    Effects of the Transaction. The Mergers shall have the effects set forth in the applicable provisions of the DGCL.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1    Holdco Matters.

(a)    Name. The parties shall cause the name of Holdco to be changed to “Xperi Corporation” prior to or as of the Effective Time.

(b)    Ticker Symbol. The parties shall cause the ticker symbol of Holdco to be the ticker symbol of XRAY as of immediately prior to the Effective Time.

(c)    Board of Directors. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Board of Directors of Holdco immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Board of Directors of Holdco shall be seven (7), and such Board of Directors shall upon the Effective Time consist of: (i) the Chief Executive Officer of XRAY as of immediately prior to the Effective Time (who shall be the Chief Executive Officer of Holdco as of immediately after the Effective Time); (ii) three (3) directors, designated by the XRAY Board (“XRAY Designees”); provided that, (A) each such designee shall be reasonably acceptable to TWOLF, and (B) not less than two (2) out of three (3) such designees must qualify as an “independent director” under the listing standards of the NASDAQ Stock Market, LLC (“NASDAQ”) and the applicable rules of the SEC, it being understood that such three (3) individuals are in addition to the Chief Executive Officer of XRAY designated under clause (i)); and (iii) three (3) directors, designated by the TWOLF Board (“TWOLF Designees”); provided that (A) each such designee shall be reasonably acceptable to XRAY, and (B) not less than two (2) out of three (3) such designees must qualify as an “independent director” under the NASDAQ listing standards and the applicable rules of the SEC.

(d)    Replacement of Designees. In the event that prior to the Effective Time: (i) any XRAY Designee is unable or unwilling to serve on the Board of Directors, XRAY shall select a replacement for such individual to serve in such person’s place; and (ii) any TWOLF Designee is unable or unwilling to serve on the Board of Directors, TWOLF shall select a replacement for such individual to serve in such person’s place. The parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the Board of Directors of Holdco as of the Effective Time. Any such replacement designee shall also be deemed to be an XRAY Designee or a TWOLF Designee, as applicable.

(e)    Chairman. Immediately following the Effective Time, the Chairman of the Board of Directors of Holdco shall be elected by those members of the Board of Directors of Holdco who qualify as “independent directors” under the listing standards of NASDAQ and the applicable rules of the SEC from such group of directors.

(f)    Nominating and Corporate Governance Committee. The parties shall take all necessary action to ensure that the Holdco Charter provides that, for a period of two years following the Effective Time, the Nominating and Corporate Governance Committee shall have four members, consisting of two XRAY Designees and two TWOLF Designees.

(g)    Officers. The Chief Executive Officer and the Chief Financial Officer of XRAY as of immediately prior to the Effective Time shall be the Chief Executive Officer and the Chief Financial Officer of Holdco as of immediately after the Effective Time.

(h)    Headquarters. Following the Effective Time, the headquarters of Holdco shall be the headquarters of XRAY as of immediately prior to the Effective Time in San Jose, California.

(i)    Holdco Charter and Bylaws. The parties shall take all action necessary to ensure that as of immediately prior to the Effective Time the Holdco Charter and the Holdco Bylaws give effect to the matters set forth in this Section 2.1 and such other matters as are mutually agreed to by XRAY and TWOLF.

Section 2.2    Subsidiary Matters.

(a)    XRAY Matters.

(i)    At the Effective Time, the XRAY Certificate of Incorporation and the By-laws of XRAY shall be amended to read in their entirety as the Certificate of Incorporation of XRAY Merger Sub and the By-laws of XRAY Merger Sub, respectively (except that references to the name of XRAY Merger Sub shall be replaced by references to the name of XRAY), in each case until thereafter amended in accordance with applicable Law.

(ii)    The directors of XRAY Merger Sub immediately prior to the Effective Time shall be the directors of the XRAY Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of XRAY immediately prior to the Effective Time shall be the officers of the XRAY Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b)    TWOLF Matters.

(i)    At the Effective Time, the TWOLF Certificate of Incorporation and the By-laws of TWOLF shall be amended to read in their entirety as the Certificate of Incorporation of TWOLF Merger Sub and the By-laws of the TWOLF Merger Sub, respectively (except that references to the name of TWOLF Merger Sub shall be replaced by references to the name of TWOLF), in each case until thereafter amended in accordance with applicable Law.

(ii)    The directors of TWOLF Merger Sub immediately prior to the Effective Time shall be the directors of the TWOLF Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of TWOLF immediately prior to the Effective Time shall be the officers of the TWOLF Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 3.1    Effect on Capital Stock.

(a)    Conversion of XRAY Common Stock and XRAY Merger Sub Common Stock. As of the Effective Time, by virtue of the XRAY Merger and without any action on the part of XRAY, Holdco, XRAY Merger Sub or the holders of any shares of XRAY Common Stock (or options thereon) or Holdco Common Stock:

(i)    Each issued and outstanding share of XRAY Common Stock (other than any shares of XRAY Common Stock to be canceled pursuant to Section 3.1(d)) shall be converted into the right to receive one fully paid and nonassessable share of Holdco Common Stock (the “XRAY Merger Consideration”). As of the Effective Time, all such shares of XRAY Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of XRAY Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof the XRAY Merger Consideration in accordance with Section 3.3.

(ii)    All XRAY Restricted Shares that are converted into shares of shares of Holdco Common Stock pursuant to Section 3.1(a)(i) shall continue to have, and be subject to, the same terms and conditions (including forfeiture or vesting conditions) as applied to the corresponding XRAY Restricted Shares immediately prior to the Effective Time.

(iii)    Each share of common stock of XRAY Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of XRAY Common Stock, as the common stock of the XRAY Surviving Corporation.

(b)    Conversion of TWOLF Common Stock and TWOLF Merger Sub Common Stock. As of the Effective Time, by virtue of the TWOLF Merger and without any action on the part of TWOLF, Holdco, TWOLF Merger Sub, or the holders of any shares of TWOLF Common Stock (or options thereon) or Holdco Common Stock:

(i)    Each issued and outstanding share of TWOLF Common Stock (other than any shares of TWOLF Common Stock to be canceled pursuant to Section 3.1(d)) shall be converted into the right to receive 0.455 (the “TWOLF Exchange Ratio” ) fully paid and nonassessable shares of Holdco Common Stock, together with cash in lieu of fractional shares of Holdco Common Stock as specified below, without interest (the “TWOLF Merger Consideration” and, together with the XRAY Merger Consideration, the “Merger Consideration”). As of the Effective Time, all such shares of TWOLF Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of TWOLF Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the TWOLF Merger Consideration in accordance with Section 3.3.

(ii)    All TWOLF Restricted Shares that are converted into shares of shares of Holdco Common Stock pursuant to Section 3.1(b)(i) shall continue to have, and be subject to, the same terms and conditions (including forfeiture or vesting conditions) as applied to the corresponding TWOLF Restricted Shares immediately prior to the Effective Time.

(iii)    Each share of common stock of TWOLF Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of TWOLF Common Stock, as the common stock of the TWOLF Surviving Corporation.

(c)    Effect on Holdco Capital Stock. At the Effective Time, each share of capital stock of Holdco issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of capital stock of Holdco owned by TWOLF Surviving Corporation or the XRAY Surviving Corporation shall be surrendered to Holdco without payment therefor.

(d)    Cancellation of Treasury Shares. Each share of TWOLF Common Stock held in the treasury of TWOLF immediately prior to the Effective Time, and each share of XRAY Common Stock held in the treasury of XRAY immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(e)    No Dissenters’ Rights. No appraisal, dissenters’ or similar rights shall be available to holders of TWOLF Common Stock or XRAY Common Stock under applicable Law (including Section  262 of the DGCL) in connection with the Mergers.

Section 3.2    Treatment of Equity Awards.

(a)    XRAY Equity Awards.

(i)    XRAY Options. Each XRAY Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Holdco and converted into a Holdco Option. Each such Holdco Option shall continue to have, and be subject to, the same terms and conditions (including the vesting and exercisability conditions) as applied to the corresponding XRAY Option immediately prior to the Effective Time, except that (i) the number of shares of Holdco Common Stock subject to such Holdco Option shall be equal to the product obtained by multiplying (A) the total number of shares of XRAY Common Stock subject to such XRAY Option immediately prior to the Effective Time, by (B) the XRAY Exchange Ratio (rounded down to the nearest whole share), and (ii) the per-share exercise price of such Holdco Option shall be equal to the quotient obtained by dividing (A) the exercise price per share of XRAY Common Stock at which such XRAY Option was exercisable immediately prior to the Effective Time by (B) the XRAY Exchange Ratio (rounded up to the nearest whole cent).

(ii)    XRAY RSUs. Each XRAY RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, shall, as of the Effective Time, automatically and without any action on the part of any holder thereof, be assumed by Holdco and converted into a Holdco RSU. Each such Holdco RSU shall continue to have, and be subject to, the same terms and conditions (including the vesting and settlement terms) as applied to the corresponding XRAY RSU immediately prior to the Effective Time, except that the number of shares of Holdco Common Stock subject to such Holdco RSU shall be equal to the product obtained by multiplying (i) the total number of shares of XRAY Common Stock subject to such XRAY RSU immediately prior to the Effective Time, by (ii) the XRAY Exchange Ratio (rounded down to the nearest whole share). With respect to any XRAY RSU that, immediately prior to the Effective Time, remains subject to performance-vesting based on the achievement of performance metrics, the vesting of such XRAY RSU shall remain subject to the terms of the applicable award agreement evidencing such XRAY RSU.

(iii)    XRAY Stock Plans. As of the Effective Time, the XRAY Stock Plans, including all of the rights, powers, obligations, responsibilities and obligations set forth therein, shall be assumed by Holdco.

(iv)    XRAY ESPPs. Following the Agreement Date, the XRAY Board (or, if applicable, any committee thereof administering each XRAY ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any outstanding Offering Period(s) (as such term is defined in the applicable XRAY ESPP) under any XRAY ESPP, the Offering Period(s) under such XRAY ESPP shall terminate and an Exercise Date or Purchase Date (as such applicable term is defined in the applicable XRAY ESPP) shall occur under such XRAY ESPP upon the earlier to occur of (x) the day that is four (4) trading days prior to the Effective Time or (y) the date on which such Offering Period(s) would otherwise end, and no additional offering periods shall commence under such XRAY ESPP after the Agreement Date; (ii) no individual participating in any XRAY ESPP shall be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the Agreement Date, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to any XRAY ESPP on or following the Agreement Date; (iii) no individual who is not participating in any XRAY ESPP as of the Agreement Date may commence participation in any XRAY ESPP following the Agreement Date; and (iv) subject to the consummation of the Merger, each XRAY ESPP shall terminate, effective immediately prior to the Effective Time.

(v)    Holdco Actions. Not later than the Closing Date, Holdco shall deliver to the holders of XRAY Options, XRAY Restricted Shares and XRAY RSUs any required notices setting forth the effect of the Mergers on such holders’ rights and describing the treatment of such awards in accordance with this Section 3.2(a).

(vi)    Further Actions. Prior to the Effective Time, XRAY shall take all necessary action to effectuate the provisions of this Section 3.2(a). Holdco shall reserve for future issuance a number of shares of Holdco Common Stock at least equal to the number of shares of Holdco Common Stock that will be subject to Holdco Options, and Holdco RSUs as a result of the actions contemplated by this Section 3.2(a).

(b)    TWOLF Equity Awards.

(i)    TWOLF Options. Each TWOLF Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Holdco and converted into a Holdco Option. Each such Holdco Option shall continue to have, and be subject to, the same terms and conditions (including the vesting and exercisability conditions) as applied to the corresponding TWOLF Option immediately prior to the Effective Time, except that (i) the number of shares of Holdco Common Stock subject to such Holdco Option shall be equal to the product obtained by multiplying (A) the total number of shares of TWOLF Common Stock subject to such TWOLF Option immediately prior to the Effective Time, by (B) the TWOLF Exchange Ratio (rounded down to the nearest whole share), and (ii) the per-share exercise price of such Holdco Option shall be equal to the quotient obtained by dividing (A) the exercise price per share of TWOLF Common Stock at which such TWOLF Option was exercisable immediately prior to the Effective Time by (B) the TWOLF Exchange Ratio (rounded up to the nearest whole cent).

(ii)    TWOLF RSUs. Each TWOLF RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, shall, as of the Effective Time, automatically and without any action on the part of any holder thereof, be assumed by Holdco and converted into a Holdco RSU. Each such Holdco RSU shall continue to have, and be subject to, the same terms and conditions (including the vesting and settlement terms) as applied to the corresponding TWOLF RSU immediately prior to the Effective Time, except that the number of shares of Holdco Common Stock subject to such Holdco RSU shall be equal to the product obtained by multiplying (i) the total number of shares of TWOLF Common Stock subject to such TWOLF RSU immediately prior to the Effective Time, by (ii) the TWOLF Exchange Ratio (rounded down to the nearest whole share). With respect to any TWOLF RSU that, immediately prior to the Effective Time, remains subject to performance-vesting based on the achievement of performance metrics, the vesting of such TWOLF RSU shall remain subject to the terms of the applicable award agreement evidencing such TWOLF RSU.

(iii)    TWOLF Stock Plans. As of the Effective Time, the TWOLF Stock Plans, including all of the rights, powers, obligations, responsibilities and obligations set forth therein, shall be assumed by Holdco.

(iv)    TWOLF ESPPs. Following the Agreement Date, the TWOLF Board (or, if applicable, any committee thereof administering each TWOLF ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any outstanding Offering Period(s) (as such term is defined in the applicable TWOLF ESPP) under a TWOLF ESPP, the Offering Period(s) under such TWOLF ESPP shall terminate and a Purchase Date (as such term is defined in the applicable TWOLF ESPP) shall occur under such TWOLF ESPP upon the earlier to occur of (x) the day that is four (4) trading days prior to the Effective Time or (y) the date on which such Offering Period(s) would otherwise end, and no additional offering periods shall commence under such TWOLF ESPP after the Agreement Date; (ii) no individual participating in a TWOLF ESPP shall be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the Agreement Date, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to a TWOLF ESPP on or following the Agreement Date; (iii) no individual who is not participating in a TWOLF ESPP as of the Agreement Date may commence participation in a TWOLF ESPP following the Agreement Date; and (iv) subject to the consummation of the Merger, each TWOLF ESPP shall terminate, effective immediately prior to the Effective Time.

(v)    Holdco Actions. Not later than the Closing Date, Holdco shall deliver to the holders of TWOLF Options, TWOLF RSUs and TWOLF Restricted Shares any required notices setting forth the effect of the Mergers on such holders’ rights and describing the treatment of such awards in accordance with this Section 3.2(b).

(vi)    Further Actions. Prior to the Effective Time, the TWOLF Board (or, if appropriate, any committee thereof administering any TWOLF Stock Plan or the TWOLF ESPPs) shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 3.2, including making any determinations and/or resolutions of the TWOLF Board or a committee thereof or any administrator of a TWOLF Stock Plan or TWOLF ESPP as may be necessary and delivering any required notices. TWOLF shall provide XRAY with documentation evidencing the completion of the foregoing actions not later than the Business Day preceding the Effective Time.

Section 3.3    Exchange of Shares and Certificates.

(a)    Exchange Agent. Prior to the Effective Time, XRAY and TWOLF shall mutually designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article III, Certificates and Book-Entry Shares for the Merger Consideration. In addition, at or prior to the Effective Time, Holdco shall, and TWOLF and XRAY shall cause Holdco to, deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of TWOLF Common Stock and the holders of shares of XRAY Common Stock evidence of shares of Holdco Common Stock representing the aggregate amount of shares of Holdco Common Stock sufficient to deliver the Merger Consideration (such shares, together any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (an “XRAY Certificate”) or book-entry share (an “XRAY Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of XRAY Common Stock, as applicable, and to each holder of record of a certificate (a “TWOLF Certificate” and, together with an XRAY Certificate, a “Certificate”) or book-entry share (a “TWOLF Book-Entry Share” and, together with an XRAY Book-Entry Share, a “Book-Entry Share,”) that immediately prior to the Effective Time represented outstanding shares of TWOLF Common Stock, as applicable, whose shares were converted into the right to receive the applicable Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as Holdco may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates and

Book-Entry Shares in exchange for the applicable Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Holdco, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that number of whole shares of Holdco Common Stock and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Holdco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of Holdco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.3(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Article III. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of Holdco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Holdco Common Stock to which such holder is entitled pursuant to Section 3.3(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Holdco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Holdco Common Stock.

(d)    No Further Ownership Rights in XRAY Common Stock and TWOLF Common Stock. All shares of Holdco Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of XRAY Common Stock or TWOLF Common Stock, as applicable, theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of Holdco to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by XRAY or TWOLF, as applicable, on such shares of XRAY Common Stock or TWOLF Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the XRAY Surviving Corporation of the shares of XRAY Common Stock, or the TWOLF Surviving Corporation of the shares of TWOLF Common Stock, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Holdco or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by law.

(e)    Fractional Shares.

(i)    No certificates representing fractional shares of Holdco Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Holdco.

(ii)    Notwithstanding any other provision of this Agreement, each holder of shares of TWOLF Common Stock converted pursuant to either Merger who would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Holdco Common Stock delivered to the Exchange Agent by Holdco for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of Holdco Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein.

(iii)    The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.3(e).

(f)    Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.3(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Holdco, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter be entitled to look only to Holdco for payment of their claim for any shares of Holdco Common Stock, any cash in lieu of fractional shares of Holdco Common Stock and any dividends or distributions with respect to Holdco Common Stock.

(g)    No Liability. None of XRAY, TWOLF, Holdco, XRAY Merger Sub, the XRAY Surviving Corporation, TWOLF Merger Sub, the TWOLF Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of Holdco Common Stock, any cash in lieu of fractional shares of Holdco Common Stock or any dividends or distributions with respect to Holdco Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Holdco, free and clear of all claims or interests of any person previously entitled thereto.

(h)    Investment of Merger Consideration. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Holdco, provided, that no losses on such investments shall affect the cash payable to former holders of shares of XRAY Common Stock or shares of TWOLF Common Stock pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Holdco.

(i)    Withholding Rights. Each of Holdco and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Holdco or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of XRAY Common Stock or shares of TWOLF Common Stock, as applicable, formerly represented thereby, any cash in lieu of fractional shares of Holdco Common Stock, and unpaid dividends and distributions on shares of Holdco Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 3.4    Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding shares of XRAY Common Stock or TWOLF Common Stock are changed into a different number of shares in accordance with Section 6.2 by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the XRAY Exchange Ratio and the TWOLF Exchange Ratio and related provisions, without duplication, shall be appropriately adjusted to proportionately reflect such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction and to provide to the holders of XRAY Common Stock and TWOLF Common Stock or XRAY Equity Awards and TWOLF Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction.

Section 3.5    Further Assurances. At and after the Effective Time, the officers and directors or managers, as applicable, of Holdco, TWOLF Surviving Corporation and XRAY Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of XRAY or TWOLF, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Holdco, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Holdco as a result of, or in connection with, the Mergers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TWOLF

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by TWOLF and the TWOLF Subsidiaries with the United States Securities and Exchange Commission (the “SEC”) since December 31, 2017 and prior to the Agreement Date (but without giving effect to any amendment to any such document filed on or after the Agreement Date), other than any information that is predictive or forward looking in nature or information contained under the captions “Risk Factors” or “Forward-Looking Statements” (in each case, each, an “Available TWOLF SEC Document”) (it being understood that this clause (i) shall not be applicable to Section 4.2) or (ii) the TWOLF Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform XRAY that it relates to such other sections) delivered by TWOLF to XRAY on the Agreement Date (the “TWOLF Disclosure Schedule”), TWOLF hereby represents and warrants to XRAY as follows:

Section 4.1    Organization.

(a)    Each of TWOLF and the Subsidiaries of TWOLF (the “TWOLF Subsidiaries”) is a corporation, limited liability company or limited partnership duly organized and validly existing. Except as would not have a Material Adverse Effect on TWOLF, each of TWOLF and the TWOLF Subsidiaries is duly qualified and/or licensed to do business as a foreign corporation, limited liability company or limited partnership, and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it or the leasing of properties makes such qualification or licensing necessary.

(b)    Each of TWOLF and the TWOLF Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals (collectively, the “Permits”) and has made all filings required under applicable Law necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such Permits or filings, the lack of which, would not reasonably be expected to have a Material Adverse Effect on TWOLF. Except as would not have a Material Adverse Effect on TWOLF, since January 1, 2017, neither TWOLF nor any of the TWOLF Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and each such Permit has been validly issued or obtained and is in full force and effect.

(c)    The copies of the composite Restated Certificate of Incorporation, as amended, and composite Amended and Restated By-laws, as amended, of TWOLF which are incorporated by reference as exhibits to TWOLF’s Current Reports on Form 8-K filed on September 7, 2016 and April 9, 2016 and TWOLF’s Current Reports on Form 8-K filed on May 23, 2019 respectively (the “TWOLF Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date. For each Significant Subsidiary, TWOLF has made available to XRAY true and correct copies of the articles of incorporation (including any certificate of designations), by-laws or like organizational documents, each as amended to the Agreement Date.

(d)    Neither TWOLF nor any TWOLF Subsidiary is in violation of any of the provisions of the certificate of incorporation or by-laws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 4.2    Capitalization.

(a)    The authorized capital stock of TWOLF consists of (i) 250,000,000 shares of TWOLF Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, (“TWOLF Preferred Stock”). As of the close of business on December 16, 2019 (the “TWOLF Capitalization Date”): (A) 126,666,160 shares of TWOLF Common Stock were issued and outstanding (including 174,601 TWOLF Restricted Shares); (B) no shares of TWOLF Preferred Stock were issued or outstanding; (C) 2,549,784 shares of TWOLF Common Stock were held by TWOLF in its treasury; (D) there were outstanding TWOLF Options to purchase 522,809 shares of TWOLF Common Stock, whether or not presently exercisable; (E) 6,511,672 shares of TWOLF Common Stock were subject to issuance pursuant to outstanding TWOLF RSUs; (F) 3,315,021 shares of TWOLF Common Stock were reserved for future issuance under the TWOLF ESPPs; and (G) 10,784,932 shares of TWOLF Common Stock were reserved for future issuance under the TWOLF Stock Plans. Such issued and outstanding shares of TWOLF Common Stock have been, and all shares that may be issued pursuant to any TWOLF Stock Plan or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, or in the case of shares that have not yet been issued, will be, fully paid and nonassessable and free of preemptive rights. Since the TWOLF Capitalization Date, TWOLF has not authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. TWOLF has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of TWOLF of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of TWOLF. Other than the TWOLF Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of TWOLF having the right to vote (or, other than the outstanding TWOLF Equity Awards or rights under the TWOLF ESPPs, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of TWOLF may vote. Neither TWOLF nor any TWOLF Subsidiary is a party to any voting agreement with respect to any TWOLF securities or securities of any wholly owned TWOLF Subsidiary.

(b)    Except as set forth in Section 4.2(a), (i) as of TWOLF Capitalization Date, no shares of capital stock or other voting securities of TWOLF are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, equity or equity-based compensation, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which TWOLF or any of the TWOLF Subsidiaries is a party or by which any of them is bound obligating TWOLF or any of the TWOLF Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of TWOLF or of any of the TWOLF Subsidiaries or obligating TWOLF or any of the TWOLF Subsidiaries to issue, grant, extend or enter into any such security, option, equity or equity-based compensation, warrant, call, right, commitment, agreement, arrangement or undertaking.

Section 4.3    Authorization; No Conflict.

(a)    TWOLF has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to receipt of the TWOLF Stockholder Approval, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, including the Transactions, and no other corporate proceedings on the part of TWOLF or any of the TWOLF Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the performance by TWOLF of its obligations hereunder. The execution and delivery of this Agreement by TWOLF, the performance by TWOLF of its obligations hereunder and the consummation by TWOLF of the Transactions have been duly authorized by the TWOLF Board. This Agreement has been duly executed and delivered by TWOLF and assuming due execution and delivery by XRAY constitutes a valid and binding obligation of TWOLF, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability.

(b)    The TWOLF Board, at a meeting duly called and held, and as of the Agreement Date not subsequently rescinded or modified in any way, duly adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Transactions, (ii) determining that the terms of the TWOLF Merger and the other Transactions are fair to and in the best interests of TWOLF and its stockholders, (iii) recommending that the holders of TWOLF Common Stock adopt this Agreement and approve the TWOLF Merger; and (iv) declaring that this Agreement and the Transactions are advisable. Except for the TWOLF Stockholder Approval and the filing of the TWOLF Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of TWOLF are necessary to authorize the consummation of the Transactions.

(c)    Neither the execution, delivery or performance of this Agreement by TWOLF nor the consummation by TWOLF of the Transactions nor compliance by TWOLF with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or by-laws or other similar organizational documents of TWOLF or any of the TWOLF Subsidiaries, (ii) require any consent by any Person under, contravene or conflict with or result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by TWOLF under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by TWOLF or any of the TWOLF Subsidiaries pursuant to the terms, conditions or provisions of, any TWOLF Material Contract or TWOLF Real Property Lease to which TWOLF or any TWOLF Subsidiary is a party, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(d), violate any judgment, ruling, order, writ, injunction or decree (“Judgment”) or any Law applicable to TWOLF or any of the TWOLF Subsidiaries or any of their respective properties or assets, except in the case of clauses (ii) or (iii) for such violations, breaches or defaults that, or consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to make or obtain, would not reasonably be expected to be have a Material Adverse Effect on TWOLF.

(d)    No consent, approval, order or authorization of, or registration, declaration or filing with, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Body”) is necessary to be obtained or made by TWOLF or any TWOLF Subsidiary in connection with TWOLF’s execution, delivery and performance of this Agreement or the consummation by TWOLF of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the TWOLF Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act and other applicable Antitrust Laws of any jurisdiction, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Joint Proxy Statement/Prospectus and effectiveness of the Registration Statement, (iv) compliance with the rules and regulations of NASDAQ, (v) compliance with the “blue sky” laws of various states, and (vi) any consent, approval, order, authorization, registration, declaration or filing required pursuant to any Contract between TWOLF or any TWOLF Subsidiary and a Governmental Body entered into in the ordinary course with respect to the TWOLF Products, and except where the failure to obtain or take such action would not reasonably be expected to have a Material Adverse Effect on TWOLF.

(e)    Assuming the accuracy of the representations and warranties of XRAY in Article V, the only vote of holders of any class or series of capital stock of TWOLF necessary to adopt this Agreement and to approve the TWOLF Merger is the adoption of this Agreement by the holders of a majority of the shares of TWOLF Common Stock outstanding and entitled to vote thereon (the “TWOLF Stockholder Approval”). The affirmative vote of the holders of TWOLF Common Stock is not necessary to consummate any Transactions other than the TWOLF Merger.

Section 4.4    Subsidiaries.

(a)    The TWOLF Subsidiaries and their respective jurisdictions of organization are identified in Section 4.4(a) of the TWOLF Disclosure Schedule.

(b)    All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each TWOLF Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by TWOLF or by a TWOLF Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any TWOLF Subsidiary. There are no agreements requiring TWOLF or any TWOLF Subsidiary to make contributions to the capital of, or lend or advance funds to, any TWOLF Subsidiary. Except for equity interests in the TWOLF Subsidiaries, TWOLF does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person. There are no outstanding contractual obligations of any TWOLF Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(c)    Neither TWOLF nor any of the TWOLF Subsidiaries owns any interest or investments (whether equity or debt), or any interest or investment convertible into or exchangeable for any such interest or investment, in any corporation, partnership, joint venture, trust or other entity, other than a TWOLF Subsidiary.

(d)    Neither TWOLF nor any of the TWOLF Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to TWOLF or any of the TWOLF Subsidiaries).

(e)    Neither TWOLF nor any of the TWOLF Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among TWOLF and any of the TWOLF Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose, or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving TWOLF or any of the TWOLF Subsidiaries in TWOLF’s or such TWOLF Subsidiary’s financial statements.

Section 4.5    SEC Reports and Financial Statements; No Undisclosed Liabilities.

(a)    Since December 31, 2017, TWOLF has timely filed or furnished with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto and any documents filed or furnished during such period by TWOLF to the SEC on a voluntary basis, and including any amendments thereto, the “TWOLF SEC Reports”) required to be filed or furnished by TWOLF with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the TWOLF SEC Reports complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such TWOLF SEC Reports, and none of the TWOLF SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by TWOLF to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the Agreement Date, there are no outstanding or unresolved written comments from the SEC with respect to the TWOLF SEC Reports. None of the TWOLF Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. As of the Agreement Date, to the Knowledge of TWOLF, none of the TWOLF SEC Reports filed on or prior to the Agreement Date is the subject of ongoing SEC review.

(b)    Each of the financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “TWOLF Financial Statements”) of TWOLF contained in the TWOLF SEC Reports, as of their respective dates of filing with the SEC (or, if such TWOLF SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of TWOLF and the TWOLF Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such TWOLF Financial Statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC, and except that the unaudited TWOLF Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in amount).

(c)    Neither TWOLF nor any of the TWOLF Subsidiaries has, since the date of the most recent consolidated balance sheet of TWOLF included in the TWOLF SEC Reports, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of TWOLF and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of TWOLF and its consolidated Subsidiaries included in the TWOLF’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 or in the notes thereto (the “TWOLF Balance Sheet”), except for (i) liabilities or obligations disclosed and provided for in the TWOLF Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the TWOLF Balance Sheet, (iii) liabilities or obligations arising under Contracts to which TWOLF or the TWOLF Subsidiaries are a party (other than due to any breach thereof), (iv) liabilities and obligations incurred in connection with the TWOLF Merger or otherwise as contemplated or permitted by this Agreement, (v) liabilities owed by one wholly owned TWOLF Subsidiary to another wholly owned TWOLF Subsidiary or liabilities owed by TWOLF to any wholly owned TWOLF Subsidiary, (vi) liabilities and obligations that would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, or (vii) liabilities or obligations listed on Section 4.5(c) of the TWOLF Disclosure Schedule.

(d)    Since January 1, 2017, there has been no change in TWOLF’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the TWOLF Financial Statements, except as described in the TWOLF SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the TWOLF Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(e)    With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the TWOLF SEC Reports filed since January 1, 2017, the principal executive officer and principal financial officer of TWOLF (or each former principal executive officer and each former principal financial officer of TWOLF) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in a TWOLF SEC Report that was subsequently amended prior to the Agreement Date).

(f)    Except as permitted by the SEC with respect to newly acquired businesses (as defined in Article 11-01(d) of Regulation S-X), TWOLF’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of TWOLF’s assets that would materially affect TWOLF’s financial statements.

(g)    TWOLF’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by TWOLF in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to TWOLF’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of TWOLF required under the Exchange Act with respect to such reports. Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, TWOLF has disclosed, based on its most recent evaluation prior to the Agreement Date, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(h)    TWOLF is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act. Since the enactment of the Sarbanes-Oxley Act, TWOLF has not made any prohibited loans to any executive officer of TWOLF (as defined in Rule 3b-7 under the Exchange Act) or director of TWOLF. There are no outstanding loans or other extensions of credit made by TWOLF to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of TWOLF.

Section 4.6    Absence of Certain Changes

(a)    Since September 30, 2019 (i) TWOLF and the TWOLF Subsidiaries have conducted their business in the ordinary course of business, and (ii) there has not been or occurred any Effect that has had or would reasonably be expected to have a Material Adverse Effect on TWOLF.

(b)    Since September 30, 2019 through the Agreement Date, neither TWOLF nor any TWOLF Subsidiary has taken any action that would, if taken after the Agreement Date, be prohibited by sub-clause (a), (c), (d), (e), (f), (j), (l), (m), (n), (p), (r), (s), (t) or (u) (but solely to the extent it relates to the foregoing subclauses) of Section 6.2.

Section 4.7    Litigation. Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, as of the Agreement Date: (a) there are no Legal Proceedings pending or, to the Knowledge of TWOLF, threatened against TWOLF or any of the TWOLF Subsidiaries; (b) there are no Judgments of any Governmental Body or arbitrator outstanding against TWOLF or any of the TWOLF Subsidiaries; and (c) there are no investigations by any Governmental Body pending or, to the Knowledge of TWOLF, threatened against TWOLF or any of the TWOLF Subsidiaries.

Section 4.8    Information Supplied. Each document required to be filed by TWOLF with the SEC or required to be distributed or otherwise disseminated to TWOLF’s stockholders in connection with the Transactions, including the Joint Proxy Statement/Prospectus and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by TWOLF specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus, will, at the date it is disseminated or, as applicable, first mailed to the holders of TWOLF Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by TWOLF with respect to statements made or incorporated by reference therein based on information supplied by XRAY in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

Section 4.9    Broker’s or Finder’s Fees. Except for LionTree Advisors LLC (the “TWOLF Financial Advisor”), no agent, broker, Person or firm acting on behalf of TWOLF or any TWOLF Subsidiary or under TWOLF’s or any TWOLF Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.

Section 4.10    Employee Plans.

(a)    Section 4.10(a) of the TWOLF Disclosure Schedule sets forth a complete and correct list of each material TWOLF Plan.

(b)    TWOLF has made available to XRAY or its counsel accurate and complete copies of the TWOLF Stock Plans and TWOLF ESPPs and the forms of stock option and restricted stock unit agreements and corresponding grant notices evidencing the TWOLF Equity Awards, and other than differences with respect to the number of shares covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no stock option agreement or restricted stock unit agreement or corresponding grant notice contains material terms that are in addition to, or inconsistent with, such forms. Section 4.10(b) of the TWOLF Disclosure Schedule sets forth, as of the close of business on the TWOLF Capitalization Date, each outstanding TWOLF Equity Award and to the extent applicable, the name of the holder thereof, the number of shares of TWOLF Common Stock issuable thereunder (including target and maximum numbers for TWOLF Equity Awards subject to performance based vesting), the expiration date, the grant date, whether or not it is subject to performance based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the TWOLF Stock Plan pursuant to which the award was made. The TWOLF Stock Plans are the only plans or programs TWOLF or any of the TWOLF Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. Each grant of TWOLF Equity Awards was made in accordance with the terms of the applicable TWOLF Stock Plan, the rules and regulations of NASDAQ (the “NASDAQ Rules”) and all applicable Laws.

(c)    TWOLF has made available to XRAY a true, correct and complete copy of: (i) with respect to each TWOLF Plan, each written TWOLF Plan and all amendments thereto and, with respect to any unwritten TWOLF Plan, a written description of the material provisions thereof, and (ii) with respect to each TWOLF Employee Benefit Plan, (A) each current trust agreement, insurance contract or policy, group annuity contract or any other funding arrangement; (B) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (C) the most recent actuarial report, financial report or valuation report; (D) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (E) the most recent determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (F) all material notices given to such TWOLF Employee Benefit Plan, TWOLF, or any TWOLF ERISA Affiliate by the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Body relating to such TWOLF Employee Benefit Plan.

(d)    Each TWOLF Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter (or, if applicable, may rely on a favorable advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of TWOLF, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such TWOLF Employee Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)    Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, (i) each TWOLF Plan has been established, operated, maintained and administered in accordance with its provisions and in compliance with all applicable Laws, including ERISA and the Code; (ii) all payments and contributions required to be made under the terms of any TWOLF Plan and applicable Law have been timely made or the amount of such payment or contribution obligation has been reflected in the Available TWOLF SEC Documents which are publicly available prior to the Agreement Date; (iii) none of TWOLF or any TWOLF Subsidiary or, to the Knowledge of TWOLF, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA), with respect to any TWOLF Plan that would result in the imposition of any liability to TWOLF or any TWOLF Subsidiary; and (iv) there are no pending or, to the Knowledge of TWOLF, threatened suits, actions, disputes, audits, investigations or claims with respect to any TWOLF Plan by or on behalf of any participant in any such TWOLF Plan, or otherwise involving any such TWOLF Plan or the assets of any TWOLF Plan, other than routine claims for benefits.

(f)    No TWOLF Plan provides for a “gross-up,” reimbursement or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(g)    Each TWOLF Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

(h)    No TWOLF Employee Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by TWOLF, any TWOLF Subsidiary or any TWOLF ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to TWOLF, any TWOLF Subsidiary or any TWOLF ERISA Affiliate of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject TWOLF or any TWOLF Subsidiary to any Controlled Group Liability with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is not a TWOLF Employee Benefit Plan.

(i)    None of TWOLF, any TWOLF Subsidiary or any TWOLF ERISA Affiliate has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(j)    No TWOLF Plan provides health, life or other welfare benefits to current or former employees of TWOLF or any TWOLF Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code).

(k)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee or other individual service provider of TWOLF or any TWOLF Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any TWOLF Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by TWOLF or any TWOLF Subsidiary under any TWOLF Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any TWOLF Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of TWOLF or any TWOLF Subsidiary; or (v) limit or restrict the right of TWOLF, any TWOLF Subsidiary, the Surviving Corporations or XRAY to merge, amend or terminate any TWOLF Plan.

(l)    Neither TWOLF nor any TWOLF Subsidiary has any plan or commitment, whether legally binding or not, to create any additional employee benefit or compensation plan, program, policy, practice, agreement or arrangement which, once created, would come within the definition of a TWOLF Plan or modify or change any existing TWOLF Plan that would affect any TWOLF Employee.

(m)    Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance in all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of TWOLF, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law; and (v) is not subject to any pending or, to the Knowledge of TWOLF, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(n)    Neither TWOLF nor any TWOLF Subsidiary in the United Kingdom has ever been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993. No TWOLF Employee has previously transferred to either TWOLF or any TWOLF Subsidiary in the United Kingdom pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended), who prior to such transfer participated in a defined benefit pension scheme.

Section 4.11    Opinion of TWOLF Financial Advisor. The TWOLF Board has received from the TWOLF Financial Advisor a written opinion to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the TWOLF Exchange Ratio is fair, from a financial point of view, to the holders of TWOLF Common Stock (other than XRAY and its Affiliates). A true, correct and complete copy of such opinion was, or immediately after the execution and delivery of this Agreement will be, delivered to XRAY on a non-reliance basis for informational purposes only. TWOLF has been authorized by the TWOLF Financial Advisor to permit the inclusion of such opinion in the Joint Proxy Statement/Prospectus.

Section 4.12    Taxes.

(a)    Each of TWOLF and the TWOLF Subsidiaries has timely filed all income Tax Returns and other material Tax Returns required to be filed by it (taking into account applicable extensions) in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects.

(b)    All material Taxes of each of TWOLF and the TWOLF Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid in full and TWOLF and each TWOLF Subsidiary have made adequate provision (or adequate provision has been made on their behalf) for all accrued material Taxes not yet due. None of TWOLF and the TWOLF Subsidiaries have incurred any material liability for Taxes since the date of the most recent TWOLF Financial Statements other than in the ordinary course of business.

(c)    No deficiency for any amount of material Taxes has been proposed or asserted in writing or assessed by any Governmental Body against TWOLF or any of the TWOLF Subsidiaries that remains unpaid.

(d)    There are no Liens on any of the assets, rights or properties of TWOLF or any TWOLF Subsidiary with respect to Taxes, other than Permitted Liens.

(e)    There is no claim, audit, action, suit, proceeding, examination, investigation or other administrative or judicial proceeding ongoing or currently pending or, to the Knowledge of TWOLF threatened against or with respect to TWOLF or any TWOLF Subsidiary in respect of any material Tax or material Tax asset.

(f)    There are no waivers or extension of any statute of limitations currently in effect with respect to material Taxes of any of TWOLF or the TWOLF Subsidiaries other than pursuant to extensions of the due date to file a Tax Return obtained in the ordinary course of business.

(g)    No written claim has ever been made by a Governmental Body in a jurisdiction where TWOLF or any TWOLF Subsidiary does not file Tax Returns that TWOLF or any TWOLF Subsidiary is or may be subject to taxation by such jurisdiction.

(h)    All material Taxes required to be withheld or collected by TWOLF or a TWOLF Subsidiary have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Body.

(i)    Neither TWOLF nor any TWOLF Subsidiary has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)    None of TWOLF and the TWOLF Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(k)    None of TWOLF and the TWOLF Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either the XRAY Merger or the TWOLF Merger from qualifying as (i) a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, (ii) a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.

(l)    Neither TWOLF nor any TWOLF Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(m)    Neither TWOLF nor any TWOLF Subsidiary is a party to any material Tax sharing agreement, Tax indemnity obligation or similar agreement (other than any customary Tax gross-up and indemnification provisions in credit agreements, leases, supply agreements and similar agreements entered into in the ordinary course of business), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any Tax authority.

(n)    Neither TWOLF nor any TWOLF Subsidiary (i) has been a member of (A) an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated Federal income Tax Return or (B) any consolidated, combined, unitary or similar group for purposes of filing any other Tax Return or paying Taxes, in each case, other than a group the common parent of which was TWOLF or a TWOLF Subsidiary) or (ii) has any material liability for the Taxes of any other Person (other than any of TWOLF and the TWOLF Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law or as a transferee or successor.

(o)    No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat any of TWOLF and the TWOLF Subsidiaries as an association, partnership or disregarded entity.

Section 4.13    Environmental Matters.

(a)    Except for such matters that have not resulted in and would not reasonably be expected to result in any liability that is material to TWOLF and the TWOLF Subsidiaries, taken as a whole:

(i)    TWOLF and the TWOLF Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of TWOLF, threatened demands, claims, information requests or notices of noncompliance, violation or liability or potential liability regarding TWOLF or any TWOLF Subsidiary, or any person for whom they may have legal or contractual responsibility, relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other response, action, or compliance under, any Environmental Law.

(ii)    To the Knowledge of TWOLF, there are no circumstances that would reasonably be expected to give rise to any violation of or result in any material liability under any Environmental Laws for TWOLF or any TWOLF Subsidiary or any Person for whom they may have legal or contractual responsibility.

(iii)    All permits, notices, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of TWOLF’s and the TWOLF Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by TWOLF or any TWOLF Subsidiary have been duly obtained or filed, are currently in effect, and TWOLF and the TWOLF Subsidiaries are in material compliance with the terms and conditions of all such permits, notices, approvals and authorizations, and, to TWOLF’s Knowledge, there are no circumstances that would reasonably be expected to prevent such material compliance in the future.

(iv)    TWOLF has provided to XRAY all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to TWOLF regarding environmental matters pertaining to, or the environmental condition of, the business of TWOLF, or the compliance (or noncompliance) by TWOLF with any Environmental Laws.

(b)    As used in this Agreement, “Environmental Laws” means any Federal, foreign, state and local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common Law, pertaining to pollution, the environment, the protection of the environment or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar Federal, foreign, state or local Law relating to or imposing liability or standards of conduct for protection of the environment or human health and safety.

Section 4.14    Compliance with Laws.

(a)    TWOLF and the TWOLF Subsidiaries (i) are, and have at all times since December 31, 2017, been in compliance with all Laws applicable to TWOLF or the TWOLF Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing and (ii) since December 31, 2017, have not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, in each case, except for any such violation that is not, and would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole.

(b)    TWOLF and each of the TWOLF Subsidiaries are, and have at all times since December 31, 2017 been, in compliance in all material respects with United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC, applicable to their export transactions. Without limiting the foregoing, there are no pending or, to the Knowledge of TWOLF, threatened claims or investigations by any Governmental Body of potential violations against TWOLF or any of its Subsidiaries with respect to export activity or licenses or other related approvals.

(c)    Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, none of TWOLF, any TWOLF Subsidiary or any director, officer, employee, or, to the Knowledge of TWOLF, any agent acting on behalf of TWOLF or any TWOLF Subsidiary has taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the U.K. Bribery Act of 2010 and the rules and regulations thereunder or any other applicable anti-bribery/corruption legislation promulgated by any Governmental Body.

Section 4.15    Intellectual Property.

(a)    To the Knowledge of TWOLF, TWOLF or one of the TWOLF Subsidiaries owns all material TWOLF Intellectual Property. Except as would not reasonably be expected to be material, to TWOLF and the

TWOLF Subsidiaries, taken as a whole, (i) each item of Registered Intellectual Property owned or purported to be owned by TWOLF or any TWOLF Subsidiary (“TWOLF Registered Intellectual Property”) (other than applications for TWOLF Registered Intellectual Property and items that have expired or have been abandoned, allowed to lapse, rejected, terminated, withdrawn or canceled) is subsisting, and to the Knowledge of TWOLF, is valid and enforceable, and (ii) all TWOLF Registered Intellectual Property is free and clear of all Liens other than Permitted Liens.

(b)    To the Knowledge of TWOLF, there are no Legal Proceedings pending before any court, arbiter, or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world), to which TWOLF or any TWOLF Subsidiary is a party and in which claims are or were raised relating to the validity, enforceability, scope, essentiality or ownership of any of the TWOLF Intellectual Property, other than in the ordinary course of Patent and Trademark prosecution or any inter partes review, post-grant review, or other adversarial proceeding before any Patent authority. Neither TWOLF nor any of the TWOLF Subsidiaries have received any written or, to the Knowledge of TWOLF, oral notice, threat, or assertion of a third-party claim or suit in the two (2) years prior to the Agreement Date challenging, the validity, enforceability, scope, essentiality or ownership of any material TWOLF Intellectual Property, except in connection with licensing presentations by TWOLF or any TWOLF Subsidiaries to third parties in the ordinary course of business.

(c)    No third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right, or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Intellectual Property Right that is TWOLF Intellectual Property, except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole.

(d)    Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, to the Knowledge of TWOLF, neither the TWOLF Products nor the past or current operations of TWOLF or the TWOLF Subsidiaries have, since December 31, 2017, infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person. Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, to the Knowledge of TWOLF, there is no current unresolved Legal Proceeding that has been filed against TWOLF or any TWOLF Subsidiary by, and none of TWOLF or any TWOLF Subsidiary has received written notice from, any third party in the two (2) years prior to the Agreement Date in which it is alleged that any TWOLF Product or the operation of the business of TWOLF or any TWOLF Subsidiary infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party, other than in the ordinary course of Patent and Trademark prosecution or any inter partes review, post-grant review, or other adversarial proceeding before any Patent authority, and not required to be specifically disclosed in the Available TWOLF SEC Documents.

(e)    TWOLF and the TWOLF Subsidiaries have a practice requiring each employee, individual consultant and individual independent contractor involved in the creation of material Intellectual Property Rights for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the forms provided to XRAY.

(f)    Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, the consummation of this Agreement or the Closing of the transactions contemplated hereby will not trigger a contractual obligation to release any material Source Code, in each case owned by TWOLF or any TWOLF Subsidiary, to any third party.

(g)    Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, neither TWOLF nor any TWOLF Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by TWOLF or any TWOLF Subsidiary. Neither TWOLF nor any TWOLF Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by XRAY or any XRAY Subsidiary other than to the extent such Patent rights are limited to TWOLF Products.

(h)    Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, neither TWOLF nor any TWOLF Subsidiary has, to the Knowledge of TWOLF (i) taken any action that rendered any material Source Code or Intellectual Property Rights, in each case owned by TWOLF or any TWOLF Subsidiary, subject to any Open Source License that requires TWOLF or any TWOLF Subsidiary to deliver any such TWOLF or TWOLF Subsidiary owned Source Code to any third party, or (ii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of any Open Source License.

(i)    Except as would not reasonably be expected to have a Material Adverse Effect on TWOLF, to the Knowledge of TWOLF, no TWOLF Product sold or distributed by TWOLF or any TWOLF Subsidiary in the past three (3) years contained at the time of such sale or distribution any undisclosed or unintended disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other software routines or hardware components that are intended to (i) enable or assist any person to access without authorization or disable or erase the TWOLF Products, or (ii) otherwise significantly adversely affect the functionality of the TWOLF Products.

(j)    To the Knowledge of TWOLF, no funding, facilities or resources of any government, university, college, other educational institution, or multi-national, bi-national or international non-profit organization or research center were used in the development of any material TWOLF Products or material TWOLF Intellectual Property.

(k)    Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, TWOLF is in compliance with (i) its posted privacy rules, policies and procedures; and (ii) the applicable Privacy Laws relating to Personal Data collected by TWOLF or the TWOLF Subsidiaries.

(l)    Except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole, TWOLF has commercially reasonable security measures in place designed to protect Personal Data it receives from unauthorized access, use, modification, disclosure or other misuse.

(m)    To the Knowledge of TWOLF, in the two (2) years prior to the Agreement Date, there has been no loss, theft or misuse of Personal Data held or controlled by TWOLF or the TWOLF Subsidiaries, in each case, except as would not reasonably be expected to be material to TWOLF and the TWOLF Subsidiaries, taken as a whole.

(n)    To the Knowledge of TWOLF, in the past two (2) years prior to the Agreement Date, TWOLF has not been the subject of investigation by any state, federal, or foreign jurisdiction regarding its access, use and disclosure of Personal Data.

(o)    In the two (2) years prior to the Agreement Date, TWOLF has not received any written claim, complaint, inquiry, or notice from any governmental, regulatory, or self-regulatory authority with respect to TWOLF’s collection, processing, use, storage, security or disclosure of Personal Data, alleging that any of these activities are a material violation of any Privacy Law.

Section 4.16    Employment Matters.

(a)    Neither TWOLF nor any TWOLF Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other labor-related agreement or arrangement with a labor or trade union, labor organization or works council (collectively, “Collective Bargaining Agreement”), nor is any Collective Bargaining Agreement presently being negotiated, nor, to the Knowledge of TWOLF, are there any TWOLF Employees represented by a labor or trade union, labor organization or works council and since December 31, 2017 neither TWOLF nor any TWOLF Subsidiary has received a request for recognition of the same. There are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of TWOLF, threatened in writing by or with respect to any of the TWOLF Employees. There has not since December 31, 2014 been any, and as of the Agreement Date, there is no pending or, to the Knowledge of TWOLF, threatened, labor strike, material dispute, walkout, work stoppage, slow-down or lockout involving TWOLF or any of the TWOLF Subsidiaries.

(b)    To the Knowledge of TWOLF, no Key Employee has materially breached any nondisclosure obligation to, non-competition agreement with or other restrictive covenant with: (i) any of TWOLF or its Subsidiaries or (ii) a former employer of any such individual relating to (A) the right of any such individual to be employed or engaged by TWOLF or its Subsidiaries or (B) the use or disclosure of confidential information in connection with such individual’s employment with TWOLF or its Subsidiaries.

Section 4.17    Insurance. TWOLF and the TWOLF Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance). Except as would not reasonably be expected to be material, individually or in the aggregate, to TWOLF and the TWOLF Subsidiaries, taken as a whole, (i) all material insurance policies of TWOLF and the TWOLF Subsidiaries are in full force and effect, (ii) since December 31, 2017, no written notice of default or termination has been received by TWOLF or any of its Subsidiaries in respect thereof, and (iii) all premiums due thereon have been paid as of the Agreement Date.

Section 4.18    TWOLF Material Contracts.

(a)    Except for this Agreement, none of TWOLF or any of the TWOLF Subsidiaries is a party to or bound by (other than the TWOLF Real Property Leases, each, a “TWOLF Material Contract”):

(i)    any Contract that would be required to be filed by TWOLF as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than any such “material contract” that has been filed with any Available TWOLF SEC Document;

(ii)    any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the TWOLF SEC Reports but has not been disclosed;

(iii)    any Contract that is or creates a partnership or joint venture with any other Person or that relates to the formation, operation, management or control of any such partnership or joint venture;

(iv)    any Contract (A) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $10,000,000 (other than agreements between TWOLF and any TWOLF Subsidiary or between TWOLF Subsidiaries), (B) that materially restricts TWOLF’s ability to incur Indebtedness or guarantee the Indebtedness of others, (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of TWOLF or the TWOLF Subsidiaries that is material to TWOLF and the TWOLF Subsidiaries, taken as a whole, (D) that is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the ordinary course of business and classified as cash flow hedges for accounting purposes or (E) under which any Person is guaranteeing any material liabilities or obligations of TWOLF or any of the TWOLF Subsidiaries;

(v)    any TWOLF Employee Agreement pursuant to which the applicable TWOLF Employee receives or is entitled to receive annual aggregate base compensation of $400,000 or more;

(vi)    any Contract that (A) contains any provisions materially restricting the right of TWOLF or any of the TWOLF Subsidiaries to engage in any line of business, compete or transact in any business or with any Person or in any geographic area; (B) grants to any third party any exclusive rights with respect to any TWOLF Intellectual Property that is material to TWOLF and the TWOLF Subsidiaries, taken as a whole; or (C) contains any “most favored nation” or similar provisions in favor of the other party, except in each case for any such Contract that may be cancelled without penalty by TWOLF or any TWOLF Subsidiary upon notice of sixty (60) days or less;

(vii)    any Contract pursuant to which TWOLF or any TWOLF Subsidiary made payments or expects to make payments in excess of $2,000,000 in the aggregate in fiscal year 2018 or 2019;

(viii)    any Contract pursuant to which TWOLF or any TWOLF Subsidiary received payments or expects to receive payments in excess of $20,000,000 in the aggregate in fiscal year 2018 or 2019; and

(ix)    any Contract with any Governmental Body (including any settlement, conciliation or similar Contract), or for the purpose of fulfilling a Contract or order from any Governmental Body as the ultimate customer.

(b)    Except as would not reasonably be expected to be material, to TWOLF and the TWOLF Subsidiaries, taken as a whole, (i) each of the TWOLF Material Contracts is a valid and binding obligation of TWOLF and each TWOLF Subsidiary party thereto, and enforceable against TWOLF and the TWOLF Subsidiaries and, to the Knowledge of TWOLF, each other party thereto in accordance with its terms, and is in full force and effect; (ii) TWOLF or the TWOLF Subsidiaries, on the one hand, and, to the Knowledge of TWOLF, each other party to each TWOLF Material Contract, on the other hand, have performed all material obligations required to be performed by it under such TWOLF Material Contract, and, to the Knowledge of TWOLF, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any TWOLF Material Contract, or (C) give any Person the right to cancel, terminate or modify any TWOLF Material Contract, and (ii) as of the Agreement Date, neither TWOLF nor any of the TWOLF Subsidiaries has received written notice, or otherwise has Knowledge, (A) that any other party to any TWOLF Material Contract intends to terminate any TWOLF Material Contract, or (B)  of any material dispute related to any TWOLF Material Contract.

Section 4.19     Properties.

(a)    Neither TWOLF nor any TWOLF Subsidiary owns any TWOLF Owned Real Property or is a party to a Contract or other agreement to purchase or otherwise acquire any interest in fee in any real property.

(b)    The leasehold or subleasehold estates or other license or occupancy agreements (whether written or oral), and all amendments or modifications thereto (collectively, the “TWOLF Real Property Leases”) held by TWOLF or any TWOLF Subsidiary as of the Agreement Date (collectively, the “TWOLF Leased Real Property”) are in full force and effect, and TWOLF or a TWOLF Subsidiary holds a valid and existing leasehold interest in all of the TWOLF Leased Real Property, free and clear of all Liens (except for Permitted Liens), except as would not reasonably be expected to interfere in any material respects with the current use and operation of the TWOLF Leased Real Property by TWOLF and the TWOLF Subsidiaries. All parties to each TWOLF Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a default. TWOLF has made available to XRAY complete and accurate copies of each of the TWOLF Real Property Leases for which annual rental payments made by TWOLF or its Subsidiaries during the twelve (12) month period ended September 30, 2019 are greater than $2,500,000.

(c)    Except as would not reasonably be expected to have a Material Adverse Effect on TWOLF, with respect to each TWOLF Leased Real Property: (i) neither TWOLF nor any of the TWOLF Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings; (ii) neither TWOLF nor any of the TWOLF Subsidiaries has received any written notice that would reasonably be likely to cause either TWOLF or any of the TWOLF Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the Knowledge of TWOLF, each TWOLF Leased Real Property is in compliance with all applicable Laws; and (iv) all utilities presently serving the TWOLF Leased Real Property are presently adequate to service the existing normal operations of TWOLF and the TWOLF Subsidiaries.

(d)    Except as would not reasonably be expected to have a Material Adverse Effect on TWOLF, each of TWOLF and the TWOLF Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all tangible personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens.

Section 4.20    Significant Customers. Section 4.20 of the TWOLF Disclosure Schedule sets forth a true and complete list of each customer (including distributors) who was one of the ten (10) largest sources of revenue for TWOLF and the TWOLF Subsidiaries during the fiscal year ended December 31, 2018, based on amounts paid or payable or that would otherwise reasonably be expected to be one of the ten (10) largest sources of revenues for TWOLF and the TWOLF Subsidiaries for the fiscal year ending December 31, 2019 (each, a “TWOLF Significant Customer”). As of the Agreement Date, none of TWOLF nor any of the TWOLF Subsidiaries has any unresolved material dispute with any TWOLF Significant Customer. As of the Agreement Date, to the Knowledge of TWOLF, TWOLF has not received any written notice from any TWOLF Significant Customer that such TWOLF Significant Customer shall not continue as a customer of TWOLF or any of the TWOLF Subsidiaries, as applicable, or that such customer intends to terminate or materially modify existing Contracts with TWOLF or any of the TWOLF Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with TWOLF and the TWOLF Subsidiaries.

Section 4.21    Inapplicability of Anti-takeover Statutes; No Rights Plan. Assuming the accuracy of the representations and warranties of XRAY in Article V, to the Knowledge of TWOLF, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, applicable to this Agreement and the Transactions that requires additional action by the TWOLF Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions. As of the Agreement Date, none of such actions by the TWOLF Board have been amended, rescinded, or modified. No other “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein and therein (including the Mergers). TWOLF has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of TWOLF.

Section 4.22    Holdco and Merger Subs.

(a)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.

(b)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub (A) has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and (B) the execution and delivery of this Agreement by Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, and the consummation by Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

(d)    The execution and delivery of this Agreement by each of Holdco, TWOLF Merger Sub and XRAY Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of Holdco, TWOLF Merger Sub and XRAY Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(e)    As of the date hereof, the authorized capital stock of Holdco consists of one thousand (1000) shares of Holdco Common Stock, of which one thousand (1000) shares are issued and outstanding. All of the outstanding shares of Holdco Common Stock have been validly issued, are fully paid and nonassessable and five hundred (500) shares are owned directly by TWOLF free and clear of any Lien. The authorized capital stock of TWOLF Merger Sub consists of one thousand (1000) shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Holdco free and clear of any Lien. The authorized capital stock of XRAY Merger Sub consists of one thousand (1000) shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Holdco free and clear of any Lien. All shares of Holdco Common Stock issued pursuant to Article I shall be duly authorized and validly issued and free of preemptive rights.

Section 4.23    No Other XRAY Representations or Warranties. TWOLF hereby acknowledges and agrees that: (a) except for the representations and warranties set forth in Article V, neither XRAY, nor any of its Affiliates or Representatives or any other Person, has made or is making, and none of TWOLF and its Affiliates and Representatives has relied upon, any other express or implied representation or warranty with respect to XRAY, or any of its Affiliates or Representatives, or their respective businesses or operations; and (b) none of XRAY or any of its Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to TWOLF or any of its Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to TWOLF or any of its Affiliates or Representatives or any other Person, or the use by TWOLF or any of its Affiliates or Representatives or any other Person, of any information provided or made available to any of them by XRAY or any XRAY Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to TWOLF or any of its Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Mergers or any other Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF XRAY

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by XRAY and the XRAY Subsidiaries with the SEC since December 31, 2017 and prior to the Agreement Date (but without giving effect to any amendment to any such document filed on or after the Agreement Date), other than any information that is predictive or forward looking in nature or information contained under the captions “Risk Factors” or “Forward-Looking Statements” (in each case, each, an “Available XRAY SEC Document”) (it being understood that this clause (i) shall not be applicable to Section 5.2) or (ii) the XRAY Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform TWOLF that it relates to such other sections) delivered by XRAY to

TWOLF on the Agreement Date (the “XRAY Disclosure Schedule”), XRAY hereby represents and warrants to TWOLF as follows:

Section 5.1    Organization.

(a)    Each of XRAY and the Subsidiaries of XRAY (the “XRAY Subsidiaries”) is a corporation, limited liability company or limited partnership duly organized and validly existing. Except as would not have a Material Adverse Effect on XRAY, each of XRAY and the XRAY Subsidiaries is duly qualified and/or licensed to do business as a foreign corporation, limited liability company or limited partnership, and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it or the leasing of properties makes such qualification or licensing necessary.

(b)    Each of XRAY and the XRAY Subsidiaries has all requisite power and authority and possesses all Permits and has made all filings required under applicable Law necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such Permits or filings, the lack of which, would not reasonably be expected to have a Material Adverse Effect on XRAY. Since January 1, 2017, neither XRAY nor any of the XRAY Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and each such Permit has been validly issued or obtained and is in full force and effect except, in each case, as would not reasonably be expected to have a Material Adverse Effect on XRAY.

(c)    The copies of the Amended and Restated Articles of Incorporation and Amended and Restated By-laws of XRAY which are incorporated by reference as exhibits to XRAY’s Current Reports on Form 8-K filed on December 1, 2016 and February 27, 2017 and the XRAY’s Current Reports on Form 8-K filed on December 1, 2016, December 6, 2016, May 3, 2017, July 2, 2018, May 4, 2018 and October 30, 2018, respectively (the “XRAY Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date. For each Significant Subsidiary, XRAY has made available to TWOLF true and correct copies of the articles of incorporation (including any certificate of designations), by-laws or like organizational documents, each as amended to the Agreement Date.

(d)    Neither XRAY nor any of the XRAY Subsidiaries is in violation of any of the provisions of the certificate of incorporation or by-laws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 5.2    Capitalization.

(a)    The authorized capital stock of XRAY consists of (i) 150,000,000 shares of XRAY Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“XRAY Preferred Stock”). As of the close of business on December 17, 2019 (the “XRAY Capitalization Date”): (A) 49,618,052 shares of XRAY Common Stock were issued and outstanding (including no XRAY Restricted Shares); (B) no shares of XRAY Preferred Stock were issued or outstanding; (C) 14,000,527 shares of XRAY Common Stock were held by XRAY in its treasury; (D) there were outstanding XRAY Options to purchase 609,088 shares of XRAY Common Stock, whether or not presently exercisable; (E) 2,813,644 shares of XRAY Common Stock were subject to issuance pursuant to outstanding XRAY RSUs; (F) 1,051,739 shares of XRAY Common Stock were reserved for future issuance under the XRAY ESPP; and (G) 2,140,296 shares of XRAY Common Stock were reserved for future issuance under the XRAY Stock Plans (excluding shares issuable upon exercise of XRAY Options and included in clause (D) above). Such issued and outstanding shares of XRAY Common Stock have been, and all shares that may be issued pursuant to any XRAY Stock Plan or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, or in the case of shares that have not yet been issued, will be, fully paid and nonassessable and free of preemptive rights. Since the XRAY Capitalization Date, XRAY has not authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. XRAY has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of XRAY of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the corporation. Other than the XRAY Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of XRAY having the right to vote (or, other than the outstanding XRAY Equity Awards or rights under the XRAY ESPP, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of XRAY may vote. Neither XRAY nor any of the XRAY Subsidiaries is a party to any voting agreement with respect to any XRAY securities or securities of any wholly owned XRAY Subsidiary.

(b)    Except as set forth in Section 5.2(a), (i) as of XRAY Capitalization Date, no shares of capital stock or other voting securities of XRAY are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, equity or equity-based compensation, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which XRAY or any XRAY Subsidiary is a party or by which any of them is bound obligating XRAY or any of the XRAY Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of XRAY or of any XRAY Subsidiary or obligating XRAY or any XRAY Subsidiary to issue, grant, extend or enter into any such security, option, equity or equity-based compensation, warrant, call, right, commitment, agreement, arrangement or undertaking.

(c)    The authorized capital stock of Holdco consists solely of one thousand (1000) shares of Holdco Common Stock. As of the Agreement Date, one thousand (1000) shares of Holdco Common Stock were issued and outstanding. Such issued and outstanding shares of Holdco Common Stock (i) have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights and (ii) are owned of record, beneficially and directly by XRAY free and clear of any Liens, pledges, security interests or other encumbrances.

(d)    The authorized capital stock of XRAY Merger Sub consists solely of one thousand (1000) shares of XRAY Merger Sub common stock, $0.001 par value per share (“XRAY Merger Sub Common Stock”). As of the Agreement Date, one thousand (1000) shares of XRAY Merger Sub Common Stock were issued and outstanding. Such issued and outstanding shares of XRAY Merger Sub Common Stock (i) have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights and (ii) are owned of record, beneficially and directly by Holdco free and clear of any Liens, pledges, security interests or other encumbrances.

(e)    The authorized capital stock of TWOLF Merger Sub consists solely of one thousand (1000) shares of TWOLF Merger Sub common stock, $0.001 par value per share (“TWOLF Merger Sub Common Stock”). As of the Agreement Date, one thousand (1000) shares of TWOLF Merger Sub Common Stock were issued and outstanding. Such issued and outstanding shares of TWOLF Merger Sub Common Stock (i) have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights and (ii) are owned of record, beneficially and directly by Holdco free and clear of any Liens, pledges, security interests or other encumbrances.

Section 5.3    Authorization; No Conflict.

(a)    XRAY has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to receipt of the XRAY Stockholder Approval, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, including the Transactions, and no other corporate proceedings on the part of XRAY or any of the XRAY Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the performance by XRAY of its obligations hereunder, including the Transactions. The execution and delivery of this Agreement by XRAY, the performance by XRAY of its obligations hereunder and the consummation by XRAY of the Transactions have been duly authorized by the XRAY Board. This Agreement has been duly executed and delivered by XRAY and assuming due execution and delivery by XRAY constitutes a valid and binding obligation of XRAY, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability.

(b)    The XRAY Board, at a meeting duly called and held, and as of the Agreement Date not subsequently rescinded or modified in any way, duly and adopted resolutions (w) approving the execution, delivery and performance of this Agreement and the Transactions, (x) determining that the terms of the Mergers and the other Transactions are fair to and in the best interests of XRAY and its stockholders, (y) recommending that the holders of XRAY Common Stock adopt this Agreement and approve the Mergers and the Transactions, and (z) declaring that this Agreement and the Transactions are advisable. Except for the XRAY Stockholder Approval, the approval of the XRAY Board (which approvals have been obtained and not subsequently rescinded or modified in any way as of the Agreement Date) and the filing of the XRAY Certificate of Merger with the Office of the Secretary of State of the State of Delaware, no other corporate proceedings on the part of XRAY are necessary to authorize the consummation of the Transactions.

(c)    Neither the execution, delivery or performance of this Agreement by XRAY nor the consummation by XRAY of the Transactions nor compliance by XRAY with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or by-laws or other similar organizational documents of XRAY or any of the XRAY Subsidiaries, (ii) require any consent by any Person under, contravene or conflict with or result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by XRAY under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by XRAY or any of the XRAY Subsidiaries pursuant to the terms, conditions or provisions of, any XRAY Material Contract to which XRAY or any XRAY Subsidiary is a party, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (d) below, violate any Judgment or any Law applicable to XRAY or any of the XRAY Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) or (iii) for such violations, breaches or defaults that, or consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to make or obtain, would not reasonably be expected to have a Material Adverse Effect on XRAY.

(d)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by XRAY or any XRAY Subsidiary in connection with XRAY’s execution, delivery and performance of this Agreement or the consummation by XRAY of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the XRAY Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act and other applicable Antitrust Laws of any jurisdiction, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Joint Proxy Statement/Prospectus and effectiveness of the Registration Statement, (iv) compliance with the rules and regulations of NASDAQ, including with respect to the stock issuance and the listing of the shares of Holdco Common Stock to be issued in the Mergers, (v) compliance with the “blue sky” laws of various states, and (vi) any consent, approval, order, authorization, registration, declaration or filing required pursuant to any Contract between XRAY or any XRAY Subsidiary and a Governmental Body entered into in the ordinary course with respect to the XRAY Products, and except where the failure to obtain or take such action would not reasonably be expected to have a Material Adverse Effect on XRAY.

(e)    Assuming the accuracy of the representations and warranties of TWOLF in Article IV, the only vote of holders of any class or series of capital stock of XRAY necessary to adopt this Agreement and to approve the XRAY Merger is the adoption of this Agreement by the holders of a majority of the shares of XRAY Common Stock outstanding and entitled to vote thereon (the “XRAY Stockholder Approval”). The affirmative vote of the holders of XRAY Common Stock is not necessary to consummate any Transactions other than the XRAY Merger.

Section 5.4    Subsidiaries.

(a)    The XRAY Subsidiaries and their respective jurisdictions of organization are identified in Section 5.4(a) of the XRAY Disclosure Schedule.

(b)    All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each XRAY Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by XRAY or by an XRAY Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any XRAY Subsidiary. There are no agreements requiring XRAY or any XRAY Subsidiary to make contributions to the capital of, or lend or advance funds to, any XRAY Subsidiary. Except for equity interests in the XRAY Subsidiaries, XRAY does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person. There are no outstanding contractual obligations of any XRAY Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(c)    Neither XRAY nor any of the XRAY Subsidiaries owns any interest or investments (whether equity or debt), or any interest or investment convertible into or exchangeable for any such interest or investment, in any corporation, partnership, joint venture, trust or other entity, other than an XRAY Subsidiary.

(d)    Neither XRAY nor any of the XRAY Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to XRAY or any XRAY Subsidiary).

(e)    Neither XRAY nor any of the XRAY Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among XRAY and any XRAY Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose, or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving XRAY or any XRAY Subsidiary in XRAY’s or such XRAY Subsidiary’s financial statements.

Section 5.5    SEC Reports and Financial Statements; No Undisclosed Liabilities.

(a)    Since December 31, 2017, XRAY has timely filed or furnished with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto and any documents filed or furnished during such period by XRAY to the SEC on a voluntary basis, and including any amendments thereto, the “XRAY SEC Reports”) required to be filed or furnished by XRAY with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the XRAY SEC Reports complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such XRAY SEC Reports, and none of the XRAY SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by XRAY to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the Agreement Date, there are no outstanding or unresolved written comments from the SEC with respect to the XRAY SEC Reports. None of the XRAY Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. As of the Agreement Date, to the Knowledge of XRAY, none of the XRAY SEC Reports filed on or prior to the Agreement Date are the subject of ongoing SEC review.

(b)    Each of the financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “XRAY Financial Statements”) of XRAY contained in the XRAY SEC Reports, as of their respective dates of filing with the SEC (or, if such XRAY SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) has been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and (iii) presents fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of XRAY and the XRAY Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such XRAY Financial Statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC, and except that the unaudited XRAY Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in amount).

(c)    Neither XRAY nor any of the XRAY Subsidiaries has, since the date of the most recent consolidated balance sheet of XRAY included in the XRAY SEC Reports, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of XRAY and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of XRAY and its consolidated Subsidiaries included in XRAY’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 or in the notes thereto (the “XRAY Balance Sheet”), except for (i) liabilities or obligations disclosed and provided for in the XRAY Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the XRAY Balance Sheet, (iii) liabilities or obligations arising under Contracts to which XRAY or the XRAY Subsidiaries are a party (other than due to any breach thereof), (iv) liabilities and obligations incurred in connection with the XRAY Merger or otherwise as contemplated or permitted by this Agreement, (v) liabilities owed by one wholly owned XRAY Subsidiary to another wholly owned XRAY Subsidiary or liabilities owed by XRAY to any wholly owned XRAY Subsidiary, (vi) liabilities and obligations that would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, or (vii) liabilities or obligations listed on Section 5.5(c) of the XRAY Disclosure Schedule.

(d)    Since January 1, 2017, there has been no change in XRAY’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the XRAY Financial Statements, except as described in the XRAY SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the XRAY Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(e)    With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the XRAY SEC Reports filed since January 1, 2017, the principal executive officer and principal financial officer of XRAY (or each former principal executive officer and each former principal financial officer of XRAY) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in an XRAY SEC Report that was subsequently amended prior to the Agreement Date).

(f)    Except as permitted by the SEC with respect to newly acquired businesses (as defined in Article 11-01(d) of Regulation S-X), XRAY’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of XRAY’s assets that would materially affect XRAY’s financial statements.

(g)    XRAY’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by XRAY in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to XRAY’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of XRAY required under the Exchange Act with respect to such reports. Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, XRAY has disclosed, based on its most recent evaluation prior to the Agreement Date, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(h)    XRAY is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act. Since the enactment of the Sarbanes-Oxley Act, XRAY has not made any prohibited loans to any executive officer of XRAY (as defined in Rule 3b-7 under the Exchange Act) or director of XRAY. There are no outstanding loans or other extensions of credit made by XRAY to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of XRAY.

Section 5.6    Absence of Certain Changes.

(a)    Since September 30, 2019 (i) XRAY and the XRAY Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, and (ii) there has not been or occurred any Effect that, has had or would reasonably be expected to have a Material Adverse Effect on XRAY.

(b)    Since September 30, 2019 through the Agreement Date, neither XRAY nor any XRAY Subsidiary has taken any action that would, if taken after the Agreement Date, be prohibited by sub-clause (a), (c), (d), (e), (f), (j), (l), (m), (n), (p), (r), (s), (t) or (u) (but solely to the extent it relates to the foregoing sub-clauses) of Section 6.2.

Section 5.7    Litigation. Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, as of the Agreement Date: (a) there are no Legal Proceedings pending or, to the Knowledge of the XRAY, threatened against XRAY or any of the XRAY Subsidiaries; (b) there are no Judgments of any Governmental Body or arbitrator outstanding against XRAY or any of the XRAY Subsidiaries; and (c) there are no investigations by any Governmental Body pending or, to the Knowledge of the XRAY, threatened against XRAY or any of the XRAY Subsidiaries.

Section 5.8    Information Supplied. Each document required to be filed by XRAY with the SEC or required to be distributed or otherwise disseminated to XRAY’s stockholders in connection with the Transactions, including the Joint Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable. None of the information supplied or to be supplied by XRAY specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and the Registration Statement, will, at the date it is disseminated or, as applicable, first mailed to the holders of XRAY Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by XRAY with respect to statements made or incorporated by reference therein based on information supplied by TWOLF in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and the Registration Statement.

Section 5.9    Broker’s or Finder’s Fees. Except for Centerview Partners LLC (the “XRAY Financial Advisor”), no agent, broker, Person or firm acting on behalf of XRAY or any XRAY Subsidiary or under XRAY’s or any XRAY Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.

Section 5.10    Employee Plans.

(a)    Section 5.10(a) of the XRAY Disclosure Schedule sets forth a complete and correct list of each material XRAY Plan.

(b)    XRAY has made available to TWOLF or its counsel accurate and complete copies of the XRAY Stock Plans and XRAY ESPP and the forms of stock option and restricted stock unit agreements and corresponding grant notices evidencing the XRAY Equity Awards, and other than differences with respect to the number of shares covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no stock option agreement or restricted stock unit agreement or corresponding grant notice contains material terms that are in addition to, or inconsistent with, such forms. Section 5.10(b) of the XRAY Disclosure Schedule sets forth, as of the close of business on the XRAY Capitalization Date, each outstanding XRAY Equity Award and to the extent applicable, the name of the holder thereof, the number of shares of XRAY Common Stock issuable thereunder (including target and maximum numbers for XRAY Equity Awards subject to performance-based vesting), the expiration date, the grant date, whether or not it is subject to performance-based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the XRAY Stock Plan pursuant to which the award was made. The XRAY Stock Plans are the only plans or programs XRAY or any of the XRAY Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. Each grant of XRAY Equity Awards was made in accordance with the terms of the applicable XRAY Stock Plan, the NASDAQ Rules and all applicable Laws.

(c)    XRAY has made available to TWOLF a true, correct and complete copy of: (i) with respect to each XRAY Plan, each written XRAY Plan and all amendments thereto and, with respect to any unwritten XRAY Plan, a written description of the material provisions thereof, and (ii) with respect to each XRAY Employee Benefit Plan, (A) each current trust agreement, insurance contract or policy, group annuity contract or any other funding arrangement; (B) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (C) the most recent actuarial report, financial report or valuation report; (D) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; I the most recent determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (E) all material notices given to such XRAY Employee Benefit Plan, XRAY, or any XRAY ERISA Affiliate by the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Body relating to such XRAY Employee Benefit Plan.

(d)    Each XRAY Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter (or, if applicable, may rely on a favorable advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of XRAY, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such XRAY Employee Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)    Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, (i) each XRAY Plan has been established, operated, maintained and administered in accordance with its provisions and in compliance with all applicable Laws, including ERISA and the Code; (ii) all payments and contributions required to be made under the terms of any XRAY Plan and applicable Law have been timely made or the amount of such payment or contribution obligation has been reflected in the Available XRAY SEC Documents which are publicly available prior to the Agreement Date; (iii) none of XRAY or any XRAY Subsidiary or, to the Knowledge of XRAY, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA), with respect to any XRAY Plan that would result in the imposition of any liability to XRAY or any XRAY Subsidiary; and (iv) there are no pending or, to the Knowledge of XRAY, threatened suits, actions, disputes, audits, investigations or claims with respect to any XRAY Plan by or on behalf of any participant in any such XRAY Plan, or otherwise involving any such XRAY Plan or the assets of any XRAY Plan, other than routine claims for benefits.

(f)    No XRAY Plan provides for a “gross-up,” reimbursement or similar payment in respect of any Taxes that may become payable under Section 409A or 4999 of the Code.

(g)    Each XRAY Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

(h)    No XRAY Employee Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by XRAY, any XRAY Subsidiary or any XRAY ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to XRAY, any XRAY Subsidiary or any XRAY ERISA Affiliate of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject XRAY or any XRAY Subsidiary to any Controlled Group Liability with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is not an XRAY Employee Benefit Plan.

(i)    None of XRAY, any XRAY Subsidiary or any XRAY ERISA Affiliate has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(j)    No XRAY Plan provides health, life or other welfare benefits to current or former employees of XRAY or any XRAY Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code).

(k)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee or other individual service provider of XRAY or any XRAY Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any XRAY Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by XRAY or any XRAY Subsidiary under any XRAY Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any XRAY Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of XRAY or any XRAY Subsidiary; or (v) limit or restrict the right of XRAY, any XRAY Subsidiary, the Surviving Corporations or TWOLF to merge, amend or terminate any XRAY Plan.

(l)    Neither XRAY nor any XRAY Subsidiary has any plan or commitment, whether legally binding or not, to create any additional employee benefit or compensation plan, program, policy, practice, agreement or arrangement which, once created, would come within the definition of an XRAY Plan or modify or change any existing XRAY Plan that would affect any XRAY Employee.

(m)    Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance in all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of XRAY, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law; and (v) is not subject to any pending or, to the Knowledge of XRAY, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(n)    Neither XRAY nor any XRAY Subsidiary in the United Kingdom has ever been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993. No XRAY Employee has previously transferred to either XRAY or any XRAY Subsidiary in the United Kingdom pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended), who prior to such transfer participated in a defined benefit pension scheme.

Section 5.11    Opinion of XRAY Financial Advisor. The XRAY Board has received from the XRAY Financial Advisor a written opinion to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the XRAY Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of XRAY Common Stock (other than XRAY Common Stock to be cancelled in accordance with Section 3.1(d)). A true, correct and complete copy of such opinion was, or immediately after the execution and delivery of this Agreement will be, delivered to TWOLF on a non-reliance basis for informational purposes only.

Section 5.12    Taxes.

(a)    Each of XRAY and the XRAY Subsidiaries has timely filed all income Tax Returns and other material Tax Returns required to be filed by it (taking into account applicable extensions) in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects.

(b)    All material Taxes of each of XRAY and the XRAY Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid in full and XRAY and each XRAY Subsidiary have made adequate provision (or adequate provision has been made on their behalf) for all accrued material Taxes not yet due. None of XRAY and the XRAY Subsidiaries have incurred any material liability for Taxes since the date of the most recent XRAY Financial Statements other than in the ordinary course of business.

(c)    No deficiency for any amount of material Taxes has been proposed or asserted in writing or assessed by any Governmental Body against XRAY or any of the XRAY Subsidiaries that remains unpaid.

(d)    There are no Liens on any of the assets, rights or properties of XRAY or any XRAY Subsidiary with respect to Taxes, other than Permitted Liens.

(e)    There is no claim, audit, action, suit, proceeding, examination, investigation or other administrative or judicial proceeding ongoing or currently pending or, to the Knowledge of XRAY threatened against or with respect to XRAY or any XRAY Subsidiary in respect of any material Tax or material Tax asset.

(f)    There are no waivers or extension of any statute of limitations currently in effect with respect to material Taxes of XRAY or the XRAY Subsidiaries other than pursuant to extensions of the due date to file a Tax Return obtained in the ordinary course of business.

(g)    No written claim has ever been made by a Governmental Body in a jurisdiction where XRAY or any XRAY Subsidiary does not file Tax Returns that XRAY or any XRAY Subsidiary is or may be subject to taxation by such jurisdiction.

(h)    All material Taxes required to be withheld or collected by XRAY or an XRAY Subsidiary have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Body.

(i)    Neither XRAY nor any XRAY Subsidiary has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)    None of XRAY and the XRAY Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(k)    None of XRAY and the XRAY Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either the XRAY Merger or the TWOLF Merger from qualifying as (i) a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, (ii) a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.

(l)    Neither XRAY nor any XRAY Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(m)    Neither XRAY nor any XRAY Subsidiary is a party to any material Tax sharing agreement, Tax indemnity obligation or similar agreement (other than any customary Tax gross-up and indemnification provisions in credit agreements, leases, supply agreements and similar agreements entered into in the ordinary course of business), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any Tax authority.

(n)    Neither XRAY nor any XRAY Subsidiary (i) has been a member of (A) an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated Federal income Tax Return or (B) any consolidated, combined, unitary or similar group for purposes of filing any other Tax Return or paying Taxes, in each case, other than a group the common parent of which was XRAY or an XRAY Subsidiary or (ii) has any material liability for the Taxes of any other Person (other than any of XRAY and the XRAY Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law or as a transferee or successor.

(o)    No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat any of XRAY and the XRAY Subsidiaries as an association, partnership or disregarded entity.

Section 5.13    Environmental Matters. Except for such matters that have not resulted in and would not reasonably be expected to result in any liability that is material to XRAY and the XRAY Subsidiaries, taken as a whole:

(i)    XRAY and the XRAY Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of XRAY, threatened demands, claims, information requests or notices of noncompliance, violation or liability or potential liability regarding XRAY or any XRAY Subsidiary, or any person for whom they may have legal or contractual responsibility, relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other response, action, or compliance under, any Environmental Law.

(ii)    To the Knowledge of XRAY, there are no circumstances that would reasonably be expected to give rise to any violation of or result in any material liability under any Environmental Laws for XRAY or any XRAY Subsidiary or any Person for whom they may have legal or contractual responsibility.

(iii)    All permits, notices, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of XRAY’s and the XRAY Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by XRAY or any XRAY Subsidiary have been duly obtained or filed, are currently in effect, and XRAY and the XRAY Subsidiaries are in material compliance with the terms and conditions of all such permits, notices, approvals and authorizations, and, to XRAY’s Knowledge, there are no circumstances that would reasonably be expected to prevent such material compliance in the future.

(iv)    XRAY has provided to TWOLF all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to XRAY regarding environmental matters pertaining to, or the environmental condition of, the business of XRAY, or the compliance (or noncompliance) by XRAY with any Environmental Laws.

Section 5.14    Compliance with Laws.

(a)    XRAY and the XRAY Subsidiaries (i) are, and have at all times since December 31, 2017, been in compliance with all Laws applicable to XRAY or the XRAY Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing and (ii) since December 31, 2017, have not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, in each case, except for any such violation that is not, and would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole.

(b)    XRAY and each of the XRAY Subsidiaries are, and have at all times since December 31, 2017 been, in compliance in all material respects with United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC, applicable to their export transactions. Without limiting the foregoing, there are no pending or, to the Knowledge of XRAY, threatened claims or investigations by any Governmental Body of potential violations against XRAY or any of its Subsidiaries with respect to export activity or licenses or other related approvals.

(c)    Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, none of XRAY, any XRAY Subsidiary or any director, officer, employee, or, to the Knowledge of XRAY, any agent acting on behalf of XRAY or any XRAY Subsidiary has taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the U.K.

Bribery Act of 2010 and the rules and regulations thereunder or any other applicable anti-bribery/corruption legislation promulgated by any Governmental Body.

Section 5.15    Intellectual Property.

(a)    To the Knowledge of XRAY, XRAY or one of the XRAY Subsidiaries owns all material XRAY Intellectual Property. Except as would not reasonably be expected to be material, to XRAY and the XRAY Subsidiaries, taken as a whole, (i) each item of Registered Intellectual Property owned or purported to be owned by XRAY or any XRAY Subsidiary (“XRAY Registered Intellectual Property”) (other than applications for XRAY Registered Intellectual Property and items that have expired or have been abandoned, allowed to lapse, rejected, terminated, withdrawn or canceled) is subsisting, and to the Knowledge of XRAY, is valid and enforceable, and (ii) all XRAY Registered Intellectual Property is free and clear of all Liens other than Permitted Liens.

(b)    To the Knowledge of XRAY, there are no Legal Proceedings pending before any court, arbiter, or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world), to which XRAY or any XRAY Subsidiary is a party and in which claims are or were raised relating to the validity, enforceability, scope, essentiality or ownership of any of the XRAY Intellectual Property, other than in the ordinary course of Patent and Trademark prosecution or any inter partes review, post-grant review, or other adversarial proceeding before any Patent authority. Neither XRAY nor any of the XRAY Subsidiaries have received any written or, to the Knowledge of XRAY, oral notice, threat, or assertion of a third-party claim or suit in the two (2) years prior to the Agreement Date challenging, the validity, enforceability, scope, essentiality or ownership of any material XRAY Intellectual Property, except in connection with licensing presentations by XRAY or any XRAY Subsidiaries to third parties in the ordinary course of business.

(c)    No third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right, or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Intellectual Property Right that is XRAY Intellectual Property, except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole.

(d)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, to the Knowledge of XRAY, neither the XRAY Products nor the past or current operations of XRAY or the XRAY Subsidiaries have, since December 31, 2017, infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person. Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, to the Knowledge of XRAY, there is no current unresolved Legal Proceeding that has been filed against XRAY or any XRAY Subsidiary by, and none of XRAY or any XRAY Subsidiary has received written notice from, any third party in the two (2) years prior to the Agreement Date in which it is alleged that any XRAY Product or the operation of the business of XRAY or any XRAY Subsidiary infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party, other than in the ordinary course of Patent and Trademark prosecution or any inter partes review, post-grant review, or other adversarial proceeding before any Patent authority, and not required to be specifically disclosed in the Available XRAY SEC Documents.

(e)    XRAY and the XRAY Subsidiaries have a practice requiring each employee, individual consultant and individual independent contractor involved in the creation of material Intellectual Property Rights for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the forms provided to TWOLF.

(f)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, the consummation of this Agreement or the Closing of the transactions contemplated hereby will not trigger a contractual obligation to release any material Source Code, in each case owned by XRAY or any XRAY Subsidiary, to any third party.

(g)    Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, neither XRAY nor any XRAY Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by XRAY or any XRAY Subsidiary. Neither XRAY nor any XRAY Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by TWOLF or any TWOLF Subsidiary other than to the extent such Patent rights are limited to XRAY Products.

(h)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, neither XRAY nor any XRAY Subsidiary has, to the Knowledge of XRAY (i) taken any action that rendered any material Source Code or Intellectual Property Rights, in each case owned by XRAY or any XRAY Subsidiary, subject to any Open Source License that requires XRAY or any XRAY Subsidiary to deliver any such XRAY or XRAY Subsidiary owned Source Code to any third party, or (ii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of any Open Source License.

(i)    Except as would not reasonably be expected to have a Material Adverse Effect on XRAY, to the Knowledge of XRAY, no XRAY Product sold or distributed by XRAY or any XRAY Subsidiary in the past three (3) years contained at the time of such sale or distribution any undisclosed or unintended disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other software routines or hardware components that are intended to (i) enable or assist any person to access without authorization or disable or erase the XRAY Products, or (ii) otherwise significantly adversely affect the functionality of the XRAY Products.

(j)    To the Knowledge of XRAY, no funding, facilities or resources of any government, university, college, other educational institution, or multi-national, bi-national or international non-profit organization or research center were used in the development of any material XRAY Products or material XRAY Intellectual Property.

(k)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, XRAY is in compliance with (i) its posted privacy rules, policies and procedures; and (ii) the applicable Privacy Laws relating to Personal Data collected by XRAY or the XRAY Subsidiaries.

(l)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, XRAY has commercially reasonable security measures in place designed to protect Personal Data it receives from unauthorized access, use, modification, disclosure or other misuse.

(m)    To the Knowledge of XRAY, in the two (2) years prior to the Agreement Date, there has been no loss, theft or misuse of Personal Data held or controlled by XRAY or the XRAY Subsidiaries, in each case, except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole.

(n)    To the Knowledge of XRAY, in the past two (2) years prior to the Agreement Date, XRAY has not been the subject of investigation by any state, federal, or foreign jurisdiction regarding its access, use and disclosure of Personal Data.

(o)    In the two (2) years prior to the Agreement Date, XRAY has not received any written claim, complaint, inquiry, or notice from any governmental, regulatory, or self-regulatory authority with respect to XRAY’s collection, processing, use, storage, security or disclosure of Personal Data, alleging that any of these activities are a material violation of any Privacy Law.

Section 5.16    Employment Matters.

(a)    Neither XRAY nor any XRAY Subsidiary is a party to or otherwise bound by any Collective Bargaining Agreement, nor is any Collective Bargaining Agreement presently being negotiated, nor, to the Knowledge of XRAY, are there any XRAY Employees represented by a labor or trade union, labor organization or works council and since December 31, 2017 neither XRAY nor any XRAY Subsidiary has received a request for recognition of the same. There are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of XRAY, threatened in writing by or with respect to any of the XRAY Employees. There has not since December 31, 2017 been any, and as of the Agreement Date, there is no pending or, to the Knowledge of XRAY, threatened, labor strike, material dispute, walkout, work stoppage, slow-down or lockout involving XRAY or any of the XRAY Subsidiaries.

(b)    To the Knowledge of XRAY, no Key Employee has materially breached any nondisclosure obligation to, non-competition agreement with or other restrictive covenant with: (i) any of XRAY or its Subsidiaries or (ii) a former employer of any such individual relating to (A) the right of any such individual to be employed or engaged by XRAY or its Subsidiaries or (B) the use or disclosure of confidential information in connection with such individual’s employment with XRAY or its Subsidiaries.

Section 5.17    Insurance. XRAY and the XRAY Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance). Except as would not reasonably be expected to be material, individually or in the aggregate, to XRAY and the XRAY Subsidiaries, taken as a whole, (i) all material insurance policies of XRAY and the XRAY Subsidiaries are in full force and effect, (ii) since December 31, 2017, no written notice of default or termination has been received by XRAY or any of its Subsidiaries in respect thereof, and (iii) all premiums due thereon have been paid as of the Agreement Date.

Section 5.18    XRAY Material Contracts.

(a)    Except for this Agreement, none of XRAY or any of the XRAY Subsidiaries is a party to or bound by (other than the XRAY Real Property Leases, each, a “XRAY Material Contract”):

(i)    any Contract that would be required to be filed by XRAY as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than any such “material contract” that has been filed with any Available XRAY SEC Document;

(ii)    any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the XRAY SEC Reports but has not been disclosed;

(iii)    any Contract that is or creates a partnership or joint venture with any other Person or that relates to the formation, operation, management or control of any such partnership or joint venture;

(iv)    any Contract (A) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $10,000,000 (other than agreements between XRAY and any XRAY Subsidiary or between XRAY Subsidiaries), (B) that materially restricts XRAY’s ability to incur Indebtedness or guarantee the Indebtedness of others, (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of XRAY or the XRAY Subsidiaries that is material to XRAY and the XRAY Subsidiaries, taken as a whole, (D) that is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the ordinary course of business and classified as cash flow hedges for accounting purposes (E) under which any Person is guaranteeing any liabilities or obligations of XRAY or any of the XRAY Subsidiaries;

(v)    any XRAY Employee Agreement pursuant to which the applicable XRAY Employee receives or is entitled to receive annual aggregate base compensation of $400,000 or more;

(vi)    any Contract that (A) contains any provisions materially restricting the right of XRAY or any of the XRAY Subsidiaries to engage in any line of business, compete or transact in any business or with any Person or in any geographic area; (B) grants to any third party any exclusive rights with respect to any XRAY Intellectual Property that is material to XRAY and the XRAY Subsidiaries, taken as a whole; or (C) contains any “most favored nation” or similar provisions in favor of the other party, except in each case for any such Contract that may be cancelled without penalty by XRAY or any XRAY Subsidiary upon notice of sixty (60) days or less;

(vii)    any Contract pursuant to which XRAY or any XRAY Subsidiary made payments or expects to make payments in excess of $2,000,000 in the aggregate in fiscal year 2018 or 2019;

(viii)    any Contract pursuant to which XRAY or any XRAY Subsidiary received payments or expects to receive payments in excess of $20,000,000 in the aggregate in fiscal year 2018 or 2019; and

(ix)    any Contract with any Governmental Body (including any settlement, conciliation or similar Contract), or for the purpose of fulfilling a Contract or order from any Governmental Body as the ultimate customer.

(b)    Except as would not reasonably be expected to be material to XRAY and the XRAY Subsidiaries, taken as a whole, (i) each of the XRAY Material Contracts is a valid and binding obligation of XRAY and each XRAY Subsidiary party thereto, and enforceable against XRAY and the XRAY Subsidiaries and, to the Knowledge of XRAY, each other party thereto in accordance with its terms, and is in full force and effect; (ii) XRAY or the XRAY Subsidiaries, on the one hand, and, to the Knowledge of XRAY, each other party to each XRAY Material Contract, on the other hand, have performed all material obligations required to be performed by it under such XRAY Material Contract, and, to the Knowledge of XRAY, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any XRAY Material Contract, or (C) give any Person the right to cancel, terminate or modify any XRAY Material Contract, and (iii) as of the Agreement Date, neither XRAY nor any of the XRAY Subsidiaries has received written notice, or otherwise has Knowledge, (A) that any other party to any XRAY Material Contract intends to terminate any XRAY Material Contract, or (B) of any material dispute related to any XRAY Material Contract.

Section 5.19    Properties.

(a)    Neither XRAY nor any XRAY Subsidiary owns any XRAY Owned Real Property or is a party to a Contract or other agreement to purchase or otherwise acquire any interest in fee in any real property.

(b)    The leasehold or subleasehold estates or other license or occupancy agreements (whether written or oral), and all amendments or modifications thereto (collectively, the “XRAY Real Property Leases”) held by XRAY or any XRAY Subsidiary as of the Agreement Date (collectively, the “XRAY Leased Real Property”) are in full force and effect, and XRAY or an XRAY Subsidiary holds a valid and existing leasehold interest in all of the XRAY Leased Real Property, free and clear of all Liens (except for Permitted Liens), except as would not reasonably be expected to interfere in any material respects with the current use and operation of the XRAY Leased Real Property by XRAY and the XRAY Subsidiaries. All parties to each XRAY Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a default. XRAY has made available to TWOLF complete and accurate copies of each of the XRAY Real Property Leases for which annual rental payments made by XRAY or its Subsidiaries during the twelve (12) month period ended September 30, 2019 are greater than $2,500,000.

(c)    Except as would not reasonably be expected to have a Material Adverse Effect on XRAY, with respect to each XRAY Owned Real Property and each XRAY Leased Real Property: (i) neither XRAY nor any of the XRAY Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings; (ii) neither XRAY nor any of the XRAY Subsidiaries has received any written notice that would reasonably be likely to cause either XRAY or any of the XRAY Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the Knowledge of XRAY, each XRAY Owned Real Property and each XRAY Leased Real Property is in compliance with all applicable Laws; and (iv) all utilities presently serving the XRAY Owned Real Property and XRAY Leased Real Property are presently adequate to service the existing normal operations of XRAY and the XRAY Subsidiaries.

(d)    Except as would not reasonably be expected to have a Material Adverse Effect on XRAY, each of XRAY and the XRAY Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all tangible personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens.

Section 5.20    Significant Customers. Section 5.20 of the XRAY Disclosure Schedule sets forth a true and complete list of each customer (including distributors) who was one of the ten (10) largest sources of revenue for XRAY and the XRAY Subsidiaries during the fiscal year ended December 31, 2018, based on amounts paid or payable or that would otherwise reasonably be expected to be one of the ten (10) largest sources of revenues for XRAY and the XRAY Subsidiaries for the fiscal year ending December 31, 2019 (each, a “XRAY Significant Customer”). As of the Agreement Date, none of XRAY nor any of the XRAY Subsidiaries has any unresolved material dispute with any XRAY Significant Customer. As of the Agreement Date, to the Knowledge of XRAY, XRAY has not received any written notice from any XRAY Significant Customer that such XRAY Significant Customer shall not continue as a customer of XRAY or any of the XRAY Subsidiaries, as applicable, or that such customer intends to terminate or materially modify existing Contracts with XRAY or any of the XRAY Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with XRAY and the XRAY Subsidiaries.

Section 5.21    Activities of Holdco and Merger Subs. Holdco and the Merger Subs were formed solely for the purpose of effecting the Mergers. Holdco and the Merger Subs have not and will not prior to the Effective Time engage in any activities other than those contemplated by this Agreement and have, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

Section 5.22    Inapplicability of Anti-takeover Statutes; No Rights Plan. To the Knowledge of XRAY, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, applicable to this Agreement and the Transactions that requires additional action by the XRAY Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions. As of the Agreement Date, none of such actions by the XRAY Board have been amended, rescinded, or modified. No other “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein and therein (including the Mergers). XRAY has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of XRAY.

Section 5.23    Holdco and Merger Subs.

(a)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.

(b)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c)    Each of Holdco, TWOLF Merger Sub and XRAY Merger Sub (A) has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and (B) the execution and delivery of this Agreement by Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, and the consummation by Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

(d)    The execution and delivery of this Agreement by each of Holdco, TWOLF Merger Sub and XRAY Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of Holdco, TWOLF Merger Sub and XRAY Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Holdco, TWOLF Merger Sub or XRAY Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(e)    As of the date hereof, the authorized capital stock of Holdco consists of one thousand (1000) shares of Holdco Common Stock, of which one thousand (1000) shares are issued and outstanding. All of the outstanding shares of Holdco Common Stock have been validly issued, are fully paid and nonassessable and five hundred (500) shares are owned directly by XRAY free and clear of any Lien. The authorized capital stock of XRAY Merger Sub consists of one thousand (1000) shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Holdco free and clear of any Lien. The authorized capital stock of TWOLF Merger Sub consists of one thousand (1000) shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Holdco free and clear of any Lien. All shares of Holdco Common Stock issued pursuant to Article I shall be duly authorized and validly issued and free of preemptive rights.

Section 5.24    No Other TWOLF Representations or Warranties. XRAY hereby acknowledges and agrees that: (a) except for the representations and warranties set forth in Article IV, neither TWOLF nor any of its Affiliates or Representatives or any other Person, has made or is making, and none of TWOLF and its Affiliates and Representatives has relied upon, and XRAY is not relying on any other express or implied representation or warranty with respect to TWOLF, or any of its Affiliates or Representatives, or their respective businesses or operations; and (b) none of TWOLF or any of its Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to XRAY, or any of its Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to XRAY, or any of its Affiliates or Representatives or any other Person, or the use by XRAY, or any of its Affiliates or Representatives or any other Person, of any information provided or made available to any of them by TWOLF or any TWOLF Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to XRAY, or any of its Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Mergers or any other Transactions.

ARTICLE VI

INTERIM OPERATIONS

Section 6.1    Affirmative Obligations. During the Interim Period, except (i) as expressly contemplated, required or permitted by this Agreement, as required by applicable Law, (ii) in the case of TWOLF, as set forth in Section 6.1 or Section 6.2 of the TWOLF Disclosure Schedule or as consented to in writing by XRAY (which consent will not be unreasonably withheld, conditioned or delayed), (iii) in the case of XRAY, as set forth in Section 6.1 or Section 6.2 of the XRAY Disclosure Schedule or as consented to in writing by TWOLF (which consent will not be unreasonably withheld, conditioned or delayed), each of TWOLF and XRAY shall, and shall cause their respective Subsidiaries to use commercially reasonable efforts to, conduct their respective businesses in the ordinary course of business in all material respects consistent with past practice and in material compliance with all applicable Law, preserve intact their current business organizations, keep available the services of their current officers and employees, maintain satisfactory relationships with customers, suppliers, landlords and other Persons having material business relationships with them, and keep in full force and effect all appropriate insurance policies covering all material assets; provided, however, that no action or omission by TWOLF or XRAY, as applicable, nor any of their respective Subsidiaries, with respect to matters addressed specifically by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 by such party unless such action would constitute a breach of such specific provision of Section 6.2 (it being agreed, however, that nothing herein shall imply that being permitted to take a specific action under Section 6.2 relieves TWOLF or XRAY from compliance with this Section 6.1 as it relates to any other or subsequent action).

Section 6.2    Negative Restrictions. Except (i) as expressly contemplated, required or permitted by this Agreement, as required by applicable Law, (ii) in the case of TWOLF, as set forth in Section 6.2 of the TWOLF Disclosure Schedule, or as consented to in writing by XRAY (which consent will not be unreasonably withheld, conditioned or delayed) or (iii) in the case of XRAY, as set forth in Section 6.2 of the XRAY Disclosure Schedule, or as consented to in writing by TWOLF (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, TWOLF and XRAY shall not, and shall cause their respective Subsidiaries not to:

(a)    (i) declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of their respective shares of capital stock or any other securities or any shares of capital stock or any other securities of their respective Subsidiaries (other than (1) dividends or distributions paid in cash from any of their respective direct or indirect wholly owned Subsidiaries to themselves or another of their respective direct or indirect wholly owned Subsidiaries and (2) regular quarterly cash dividends of $0.20 payable by XRAY in respect of XRAY Common Stock in the ordinary course of business consistent with past practice, in any fiscal quarter and with a record date set forth on Section 6.2(a) of the XRAY Disclosure Schedule, as applicable, but only to the extent such dividends are not “non-ordinary course distributions” as such term is defined in Internal Service Notice 2014-52 or as such term (or its equivalent) is defined in any subsequent proposed, temporary or final Treasury Regulations); (ii) adjust, split, combine, subdivide or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or other securities or otherwise amend the terms of any of their respective securities or any of their respective Subsidiaries’ securities; or (iii) repurchase, acquire, redeem or otherwise reacquire or offer to repurchase, acquire, redeem or otherwise reacquire any shares of their respective capital stock or other securities or shares of capital stock or other securities of any of their respective Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of shares of TWOLF Common Stock or XRAY Common Stock, as applicable, to satisfy Tax obligations with respect to TWOLF Equity Awards or XRAY Equity Awards, as applicable, outstanding on the Agreement Date;

(b)    sell, issue, grant, deliver, pledge or otherwise encumber or subject to any Lien or authorize the sale, issuance, grant, delivery, pledge, encumbrance or subjection to any Lien of: (i) any of their or their respective Subsidiaries respective capital stock or other equity security; (ii) any TWOLF Equity Award or XRAY Equity Award, as applicable, option, call, warrant or right to acquire any of their capital stock or other equity security or capital stock or other equity security of their respective Subsidiaries; (iii) any instrument convertible into or exchangeable or exercisable for any of their respective capital stock or other equity interest or any capital stock or other equity interest of their respective Subsidiaries; (iv) any rights issued by such party or any of their respective Subsidiaries that are linked in any way to the price of any class of their respective capital stock or of any class of the capital stock of any of their respective Subsidiaries, their value, the value of any of their respective TWOLF Subsidiaries or any part of their respective businesses or Subsidiaries or any dividends or other distributions declared or paid on any shares of their respective capital stock or the capital stock of any of their respective Subsidiaries; or (v) without limitation to subclause (i), any TWOLF Preferred Stock or XRAY Preferred Stock, as applicable; in each case, except that TWOLF and XRAY may issue shares of TWOLF Common Stock or XRAY Common Stock pursuant to (A) the TWOLF ESPP or the XRAY ESPP, as the case may be, on or before fifteen (15) days prior to the Effective Time, or (B) the exercise or settlement of TWOLF Equity Awards or XRAY Equity Awards, as applicable, in each case as to this subsection (B), outstanding on the Agreement Date;

(c)    amend or otherwise modify any of the terms of any outstanding TWOLF Equity Awards or XRAY Equity Awards, as applicable;

(d)    amend, waive or permit the adoption or waiver of any amendment to TWOLF Charter Documents or XRAY Charter Documents (whether by merger, consolidation, by operation of law or otherwise), as applicable;

(e)    (i) directly or indirectly acquire or agree to acquire in any transaction or series of transactions any Equity Interest in or business of any other Person, (ii) adopt a plan of complete or partial liquidation or dissolution, or (iii) effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(f)    incur any material capital expenditures or any obligations or liabilities in respect thereof in excess of $10,000,000 in the aggregate, except for any expenditures contemplated by and consistent with (i) the capital budget set forth in Section 6.2(f) of the TWOLF Disclosure Schedule (the “TWOLF 2020 CapEx Budget”) or Section 6.2(f) of the XRAY Disclosure Schedule (the “XRAY 2020 CapEx Budget” together with the TWOLF 2020 CapEx Budget, the “2020 Capex Budget”) as applicable or (ii) any other subsequent annual capital budget that (1) is prepared in the ordinary course of business and approved by the Board of Directors of such party and (2) provide for total capital expenditures that do not exceed, in the aggregate, ten percent (10%) of those set forth in the respective 2020 CapEx Budget;

(g)    enter into any Contract that would reasonably be expected to impose any material restriction on the right or ability of such party or any of their respective Subsidiaries to engage in any line of business, compete with any other Person or transact in any business with any Person in any geographic area, except for renewals of existing Contracts in the ordinary course consistent with past practice

(h)    subject to Section 5.4 hereof, enter into or amend any Contract if such Contract or amendment of a Contract would (i) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions (ii) require, or reasonably be expected to cause, such party to fail to comply in any material respect with this Agreement, or (iii) otherwise delay, prevent or impede the consummation of the Mergers and the other transactions contemplated hereby;

(i)    (i) terminate, fail to renew, abandon, cancel, fail to maintain, let lapse, sell, assign or transfer any material TWOLF Registered Intellectual Property or XRAY Registered Intellectual Property, as applicable, other than such termination, failure to renew, abandonment, cancellation, failure to maintain or allowing to lapse that is within the reasonable business judgment of such party in the ordinary course of business, (ii) grant any rights in any material TWOLF Registered Intellectual Property or XRAY Registered Intellectual Property, as applicable, or (iii) enter into any material Contract with respect to, sell, assign, transfer or grant any rights (including a license, release, covenant not to sue or immunity, as may be applicable), or any option to any of the foregoing under, or with respect to, or otherwise dispose of any TWOLF Intellectual Property or XRAY Intellectual Property, as applicable, other than, in the case of clauses (ii) and (iii) above, (1) licenses granted in the ordinary course of business consistent with past practice or (2) Patent acquisitions in the ordinary course of business consistent with past practice;

(j)    initiate, compromise or settle any litigation or arbitration proceeding, or any actual or threatened litigation, in which the amount in controversy exceeds $10,000,000 (other than (i) settlements that provide for insignificant ancillary ordinary course non-monetary relief that would impair the operation of Holdco’s business in any material respect and (ii) do not require payment by such party in excess of $10,000,000 in the aggregate or settlements entered into in the ordinary course of business consistent with past practice);

(k)    enter into or amend any Contract if such Contract or amendment of a Contract would, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, result in (or purport to result in) (i) in the case of TWOLF, the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by XRAY or any XRAY Subsidiary other than to the extent such Patent rights are limited to TWOLF Products or are otherwise not material to XRAY and the XRAY Subsidiaries, taken as a whole, or (ii) in the case of XRAY, the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by TWOLF or any TWOLF Subsidiary other than to the extent such Patent rights are limited to XRAY Products or are otherwise not material to TWOLF and the TWOLF Subsidiaries, taken as a whole;

(l)    sell or otherwise dispose of, lease, license, pledge, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any material tangible personal or real property or material tangible assets (or any interests therein), except with respect to inventory or obsolete or worthless equipment in the ordinary course of business consistent with past practice;

(m)    make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short term investments, to become subject to any Liens (other than Permitted Liens);

(n)    except for the Debt Payoffs, redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any material Indebtedness for borrowed money in excess of $10,000,000, other than as disclosed in the such party’s respective SEC Reports or in the ordinary course of business consistent with past practice;

(o)    except as required by any TWOLF Plans or XRAY Plans, as applicable, existing on the Agreement Date or to the extent permitted by Section 6.2(b), (i) establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights under any plan, program, policy, practice, agreement or other arrangement that would be a TWOLF Plan or an XRAY Plan, as applicable, if it had been in effect on the Agreement Date; (ii) other than in the case of this clause (A) above, grant or pay any bonus, incentive or profit-sharing award or payment; (iii) increase the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any TWOLF Employee or XRAY Employee, as applicable; (iv) other than in the case of clause (i) above, take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any TWOLF Employee or XRAY Employee, as applicable; or (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries (other than offer letters that provide for at-will employment without any severance or change in control benefits for newly hired employees who are hired in the ordinary course of business and whose annual base compensation does not exceed $300,000 individually);

(p)    modify, extend or enter into any Collective Bargaining Agreement, or recognize or certify any labor union, labor organization, works council or group of employees of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries as the bargaining representative for any employees of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries;

(q)    (i) hire, engage, promote any (x) TWOLF Employee or XRAY Employee, as applicable, at the level of senior vice president or above or (y) any other individual service provider of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries who is or would reasonably be expected to receive annual compensation of $400,000 or more, or (ii) terminate any TWOLF Employee or XRAY Employee, as applicable, if such termination would result in the right to receive any change in control, severance or other termination payments or benefits;

(r)    other than as required by changes in GAAP or SEC rules and regulations or applicable Law, change any of its methods of accounting or accounting practices in any material respect or write down any of its material assets;

(s)    make, change or revoke any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, change any annual Tax accounting period, adopt or change any material accounting method for Taxes, file any material amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than any customary Tax gross-up and indemnification provisions in credit agreements, leases, supply agreements and similar agreements entered into in the ordinary course of business), pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material Tax, surrender or forfeit any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(t)    enter into any new line of business outside its existing lines of business;

(u)    become party to or approve or adopt any stockholder rights plan or “poison pill” agreement; or

(v)    authorize any of, or commit, resolve or agree in writing or otherwise to take any of the foregoing actions.

Section 6.3    No Transfer of Control. The parties acknowledge and agree that nothing contained in Section 6.1 and Section 6.2 will allow TWOLF or XRAY the right to control or direct the other party’s or its Subsidiaries’ operations prior to the Effective Time.

ARTICLE VII

COVENANTS

Section 7.1    No Solicitation

(a)    Unless this Agreement is terminated pursuant to Section 9.1, TWOLF and XRAY shall not, and shall cause their respective Subsidiaries and their and their respective Subsidiaries’ respective executive officers and directors not to, and shall use their respective reasonable best efforts to cause their other respective Representatives and the other Representatives of their respective Subsidiaries not to, directly or indirectly: (i) solicit, initiate or knowingly take any action to facilitate or encourage any Acquisition Proposal or proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) participate or engage in any discussions or negotiations with, disclose any information relating to TWOLF or XRAY, as applicable, or any of their respective Subsidiaries to, afford access to their business, properties, assets, books or records, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking (or TWOLF or XRAY, as applicable, should know is seeking) to make, or has made, any Acquisition Proposal relating to TWOLF or XRAY, as applicable; (iii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries (other than provisions in such obligations customarily referred to as “don’t ask” provisions) or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; (iv) approve or enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal, in each case, whether written or oral, binding or nonbinding, or enter into any agreement or agreement in principle requiring TWOLF or XRAY, as applicable, to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement; or (v) resolve, propose or agree to do any of the foregoing. Each of TWOLF and XRAY shall, and shall cause their respective Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, with any third party conducted with respect to any Acquisition Proposal and shall request and, if necessary, enforce any rights to require any such third party (or its agents or advisors) in possession of information in respect of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries that was furnished by or on behalf of such party and their respective Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b)    Notwithstanding the foregoing Section 7.1(a), at any time prior to receipt of the TWOLF Stockholder Approval, in the case of TWOLF, or receipt of the XRAY Stockholder approval, in the case of XRAY, in response to an unsolicited bona fide written Acquisition Proposal made after the Agreement Date, and not resulting from a material breach of Section 7.1(a), that the party’s board in receipt of such Acquisition Proposal determines in good faith (after consultation with its financial advisor and outside counsel) constitutes or would be reasonably likely to lead to a Superior Proposal in respect of such party, TWOLF or XRAY, as applicable, may, upon a good faith determination by such party’s board (after consultation with its outside counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law: (A) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, and (B) furnish information with respect to itself and its Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives and financing sources); provided, however, that TWOLF or XRAY, as applicable, and such Person enter into an Acceptable Confidentiality Agreement; provided, further, that any information concerning TWOLF or XRAY, as applicable, or any of their respective Subsidiaries provided or made available to the Person making such Acquisition Proposal shall, to the extent not previously provided to XRAY, in the case of any Acquisition Proposal related to TWOLF, or to TWOLF, in the case of any Acquisition Proposal related to XRAY, be provided or made available to such party as promptly as reasonably practicable after it is provided to such Person making such Acquisition Proposal.

(c)    Each of TWOLF and XRAY will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) notify the other party of its receipt of any Acquisition Proposal. Each of TWOLF and XRAY shall notify the other party, in writing, of any decision of its board as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide information with respect to it to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four (24) hours after such determination was reached). TWOLF or XRAY, as applicable, will (i) provide the other party with (x) written notice indicating the identity of the Person making such Acquisition Proposal and the terms and conditions of any proposal or offer, (y) unredacted copies of all written materials relating to such Acquisition Proposal and (z) such other information as is reasonably necessary to keep the other party informed in all material respects of the status and material terms of any such Acquisition Proposal, (ii) keep the other party informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal received (and in any event within twenty four (24) hours following any such changes), including by providing an unredacted copy of all written proposals relating to any changes to any Acquisition Proposal, and (iii) promptly (and in any event within twenty four (24) hours of such determination) notify the other party of any determination by its board that such Acquisition Proposal constitutes a Superior Proposal.

Section 7.2    General Efforts to Consummate. Upon the terms and subject to the conditions set forth in this Agreement, XRAY and TWOLF shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Mergers; provided, however, that all obligations of TWOLF and XRAY relating to the HSR Act and other Antitrust Laws shall be governed exclusively by Section 7.3 and not this Section 7.2.

Section 7.3    Regulatory Approvals.

(a)    Each party hereto shall use its reasonable best efforts to make or cause to be made, in cooperation with the other parties hereto and to the extent applicable within: (i) ten (10) Business Days after the Agreement Date an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Mergers; and (ii) as promptly as practicable after the Agreement Date all other necessary or advisable filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under other applicable Antitrust Laws relating to the Mergers. Each party shall use its reasonable best efforts to: (A) respond at the earliest practicable date to any reasonable requests for additional information made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Body relating to the Mergers; (B) act in good faith and cooperate with the other parties in connection with any investigation by any Governmental Body under any Antitrust Law relating to the Mergers; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any Antitrust Law relating to the Mergers, subject to advice of such party’s counsel; and (D) request early termination of the waiting period under the HSR Act and take all other actions reasonably necessary consistent with this Section 7.3 to cause, as soon as reasonably possible (and in any event, not later than the Outside Date), the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law relating to the Mergers and the occurrence of the Effective Time. In connection with the foregoing, each party hereto shall use its reasonable best efforts: (v) to inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of, any communication from or to any Governmental Body in respect of any filings or inquiry under any Antitrust Law relating to the Mergers; (w) to give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication, understanding or agreement with any Governmental Body, in each case under any Antitrust Law relating to the Mergers, subject to an appropriate confidentiality agreement and the advice of such party’s antitrust counsel; (x) to give the other parties advance notice of, and permit the other party to participate in, any substantive meeting or conversation with any Governmental Body in respect of any filings or inquiry under any Antitrust Law relating to the Mergers; (y) if attending a meeting, conference, or conversation with a Governmental Body under any Antitrust Law relating to the Mergers, from which another party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending, to keep the other party reasonably apprised with respect thereto; and (z) to consult and cooperate with the other parties in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any Antitrust Law relating to the Mergers provided that material exchanged pursuant to this section (1) may be redacted as necessary (I) to address good faith legal privilege concerns, (II) to comply with applicable Law, and (III) to remove references concerning the valuation of TWOLF, XRAY or the combined TWOLF or (2) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. TWOLF and XRAY agree not to pull and refile any notification under the HSR Act or enter into any agreement with any Governmental

Body to delay, or otherwise not to consummate as soon as practicable, any of the transactions contemplated by this Agreement except with the prior written consent of TWOLF or XRAY, as applicable.

(b)    Without limiting the foregoing, TWOLF and XRAY shall each use its reasonable best efforts: (1) to avoid the entry of any Restraint; and (2) to eliminate every impediment under any Antitrust Law that may be asserted by any Governmental Body so as to enable the Effective Time to occur as soon as reasonably possible (and in any event, not later than the Outside Date). For purposes of this Section 7.3, “reasonable best efforts” shall include (I) contesting and resisting any Legal Proceeding, and to avoid the entry of and, if necessary, have vacated, lifted, reversed or overturned any Restraint that restricts, prevents or prohibits the consummation of the Mergers or any other transactions contemplated by this Agreement under any Antitrust Law; and (II) the obligation by XRAY and any of its Subsidiaries to offer and consent to, and thereafter to implement, any of the following measures if doing so would enable the parties to avoid, resolve, or lift a Restraint or Legal Proceeding under this Section 7.3: (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of TWOLF, XRAY, the Surviving Corporations, Holdco or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of TWOLF, XRAY, the Surviving Corporations, Holdco or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of TWOLF, XRAY, the Surviving Corporations, Holdco or any of their respective Subsidiaries; provided that, notwithstanding anything to the contrary in this Agreement, neither TWOLF nor XRAY shall be required to take, or cause to be taken, any action that, individually or in the aggregate, would have a material adverse effect on TWOLF or XRAY, as applicable (measured on a scale relative to the size of Holdco and its Subsidiaries, taken as a whole (assuming the transactions contemplated by this Agreement have been effected)).

(c)    Without limitation to the parties’ obligations hereunder, neither TWOLF nor XRAY shall, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not satisfying the condition set forth in Section 8.1(c); (ii) materially increase the risk of any Governmental Body entering an order prohibiting the consummation of the Mergers or the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) otherwise prevent or materially delay the consummation of the Mergers or the other transactions contemplated hereby.

Section 7.4    Stockholder Approvals.

(a)    Registration Statement and Stockholders Meetings.

(i)    As soon as practicable following the date of this Agreement, TWOLF and XRAY shall prepare, and the parties shall cause Holdco to file with the SEC, the joint proxy statement/prospectus relating to the Mergers and this Agreement (the “Joint Proxy Statement/Prospectus”), and XRAY and TWOLF shall prepare and cause Holdco to file with the SEC the Form S-4 (or similar successor form) in connection with the issuance of Holdco Common Stock in the Mergers (including any amendments or supplements thereto) (the “Registration Statement”), in which the Joint Proxy Statement/Prospectus shall be included as a prospectus. Each of TWOLF, XRAY and Holdco shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments received from the SEC as promptly as practicable). TWOLF, XRAY and Holdco shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Registration Statement, including the Joint Proxy Statement/Prospectus, received from the SEC. Holdco, XRAY and TWOLF shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and with a copy of all such filings made with the SEC.

Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both TWOLF and XRAY, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a Change in Board Recommendation effected in accordance with Section 7.4(b). TWOLF shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to TWOLF’s stockholders, and XRAY shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to XRAY’s stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party shall advise the other parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to TWOLF, XRAY, Holdco, or any of their respective affiliates, officers or directors, should be discovered by TWOLF, XRAY or Holdco that should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of TWOLF and XRAY. Prior to the effectiveness of the Registration Statement: (a) TWOLF shall use reasonable best efforts to cause Cooley LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (b) XRAY shall use its reasonable best efforts to cause Skadden, Arps, Slate, Meagher & Flom LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

(ii)    As promptly as practicable after the Registration Statement is declared effective under the Securities Act, TWOLF shall duly give notice of, convene and hold a meeting of its stockholders TWOLF Stockholder Meeting in accordance with the DGCL for the purpose of obtaining the TWOLF Stockholder Approval and shall, subject to the provisions of Section 7.4(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. TWOLF may only postpone or adjourn the TWOLF Stockholder’s Meeting (i) to solicit additional proxies for the purpose of obtaining the TWOLF Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that TWOLF has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of TWOLF prior to the TWOLF Stockholder Meeting; provided, however, that TWOLF shall postpone or adjourn the TWOLF Stockholder Meeting up to two (2) times for up to thirty days each time upon the reasonable request of XRAY.

(iii)    As promptly as practicable after the Registration Statement is declared effective under the Securities Act, XRAY shall duly give notice of, convene and hold the XRAY Stockholder Meeting in accordance with the DGCL for the purpose of obtaining the XRAY Stockholder Approval and shall, subject to the provisions of Section 7.4(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. XRAY may only postpone or adjourn the XRAY Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the XRAY Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that XRAY has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of XRAY prior to the XRAY Stockholder Meeting; provided, however, that XRAY shall postpone or adjourn the XRAY Stockholder Meeting up to two (2) times for up to thirty days each time upon the reasonable request of TWOLF.

(iv)    TWOLF and XRAY shall use reasonable best efforts to hold the TWOLF Stockholder Meeting and the XRAY Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(v)    The only matters to be voted upon at each of the TWOLF Stockholder Meeting and the XRAY Stockholder Meeting are (A) the Mergers, as applicable, (B) any adjournment or postponement of the TWOLF Stockholders Meeting or the XRAY Stockholder Meeting, as applicable, and (C) any other matters as are required by applicable Law to be voted on solely in connection with the transactions contemplated by this Agreement.

(vi)    Each of TWOLF and XRAY agrees that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of TWOLF and XRAY agrees that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus, will, at the time the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the stockholders of TWOLF and the stockholders of XRAY, respectively, and at the time of the TWOLF Stockholder Meeting and the XRAY Stockholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the TWOLF Stockholder Meeting or the XRAY Stockholder Meeting any fact or event relating to TWOLF or any of its Affiliates, or XRAY or any of its Affiliates, which should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus should be discovered by TWOLF or XRAY or should occur, as the case may be, TWOLF or XRAY, as applicable, shall, promptly after becoming aware thereof, inform the other of such fact or event, and an appropriate amendment or supplement describing such fact or event shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of TWOLF and XRAY. Notwithstanding the foregoing, (A) no representation, warranty or covenant is made by TWOLF with respect to statements made or incorporated by reference therein based on information supplied by XRAY for inclusion or incorporation by reference therein, and (B) no representation, warranty or covenant is made by XRAY with respect to statements made or incorporated by reference therein based on information supplied by TWOLF for inclusion or incorporation by reference therein.

(vii)    Notwithstanding (A) any Change in Board Recommendation, (B) any public proposal or announcement or other submission to TWOLF or XRAY of an Acquisition Proposal or (C) or anything in this Agreement to the contrary, but subject to TWOLF’s and XRAY’s right to terminate this Agreement in accordance with its terms, including pursuant to Section 9.1(j) or Section 9.1(k), the obligations of each of TWOLF and XRAY under this Section 7.4 shall continue in full force and effect.

(b)    Neither the TWOLF Board, nor the XRAY Board nor any committee thereof shall (i) fail to make, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, amend, modify or qualify, its Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer for TWOLF Common Stock, in the case of any offer for TWOLF, or for XRAY Common Stock, in the case of any offer for XRAY, within ten (10) Business Days after the commencement of such offer, (iv) take any action to exempt or make any Person (other than XRAY or TWOLF) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation, (v) fail to affirm publicly and without qualification its Board Recommendation following any reasonable written request by the other party to provide such reaffirmation (including in the event of an Acquisition Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the TWOLF Stockholder Meeting or XRAY Stockholder Meeting, as applicable, (provided, in the case of clause (y), that if such request is made fewer than five (5) Business Days prior to such meeting, then, notwithstanding the foregoing, the board in receipt of such request or any committee thereof shall have until the date that is (2) Business Days to such meeting respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Acquisition Proposal or material modification of such Acquisition Proposal, or (vi) resolve or agree to take any of the foregoing actions (each such foregoing action or failure to act in clauses (i) through (vi) being referred to as a “Change in Board Recommendation”). Notwithstanding the foregoing, the determination (but not the adoption, approval, recommendation or endorsement) by the TWOLF Board or XRAY Board, as applicable, that an Acquisition Proposal is or would be reasonably likely to lead to a Superior Proposal in accordance with Section 7.1(b) shall not, in and of itself, be deemed a “Change in Board Recommendation,” and the TWOLF Board or XRAY Board, as applicable, may, at any time prior to receipt of the relevant Stockholder Approval, take any of the actions set forth in Section 7.4(b)(i) and Section 7.4(b)(ii) below (provided, however, that prior to taking any such action, such party complies with Section 7.4(c) of this Agreement):

(i)    if there is an Intervening Event, effect a Change in Board Recommendation if such board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; and

(ii)    effect a Change in Board Recommendation in response to an Acquisition Proposal if (A) such board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) such board concludes in good faith, after consultation with such party’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal.

(c)    Notwithstanding anything to the contrary set forth in Section 7.4(b), the TWOLF Board and the XRAY Board shall not make a Change in Board Recommendation pursuant to Section 7.4(b)(i) and Section 7.4(b)(ii) unless: (A) TWOLF or XRAY, as applicable, shall have first provided prior written notice at least four (4) Business Days prior to making a Change in Board Recommendation (the “Notice Period”) to the other party of its intention to make a Change in Board Recommendation, which notice shall, if the basis for the proposed action by the its board is not related to an Acquisition Proposal, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by its board is an Acquisition Proposal, include the information with respect to such Acquisition Proposal that is specified in Section 7.1(c) (a “Superior Proposal Notice”) (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Board Recommendation); (B) TWOLF or XRAY, as applicable, shall, and shall cause its respective financial advisor and legal counsel to, during the Notice Period, negotiate with the other party in good faith to make such amendments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if the other party, in its discretion, proposes to make such amendments (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period subsequent to the time the party notifies the other party of any such material revision and (y) that there may be multiple extensions of the Notice Period); and (C) the other party does not make, within the Notice Period, a proposal that is determined by its board of directors (after consultation with such party’s financial advisor and outside counsel), to cause the Intervening Event to no longer form the basis for its board to effect a Change in Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be; provided, that the public announcement of a Superior

Proposal Notice that such party determines that it is required to make under applicable Law shall not, in and of itself, constitute a Change in Board Recommendation, unless and until it shall have failed promptly after the end of the Notice Period to publicly announce that it (A) was recommending the Transactions and (B) has determined that such other Acquisition Proposal (taking into account (1) any modifications or adjustments made to the Transactions and agreed to by the parties and (2) any modifications or adjustments made to such other Acquisition Proposal) was not a Superior Proposal and was rejecting such Superior Proposal.

(d)    Nothing in this Agreement shall prohibit the TWOLF Board or the XRAY Board from (i) taking and disclosing to their respective stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to their respective stockholders that it determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with the board’s fiduciary duties under applicable Law; provided, however, the foregoing rules and permitted disclosures will in no way eliminate or modify the effect that any action pursuant to such rules or disclosures would otherwise have under this Agreement.

Section 7.5    Notification of Certain Events. Each of TWOLF and XRAY shall, as promptly as reasonably practicable, notify the other:

(a)    upon becoming aware that any material representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any material failure of such Person to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case, such that any condition to the Mergers would fail to be satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Mergers, or the remedies available to the parties hereto, and provided, further, that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 8.2(a), Section 8.3(a), Section 9.1(h) or Section 9.1(i) of this Agreement, as applicable.

(b)    the receipt of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Mergers;

(c)    of any material written communication from any Governmental Body related to the Mergers; and

(d)    of any proceedings commenced and served upon it or any TWOLF Subsidiaries, or to the Knowledge of TWOLF, threatened in writing against TWOLF or any TWOLF Subsidiaries, that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement.

Section 7.6    Access and Investigation. Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (b) the Effective Time, and (c) the valid termination of this Agreement pursuant to Section 9.1 (such period being referred to herein as the “Interim Period”), each of TWOLF and XRAY shall, and shall cause their respective Representatives, to: (i) provide XRAY or TWOLF, as applicable, with reasonable access in a manner not unreasonably disruptive to the operation of the businesses of TWOLF or XRAY, as applicable, or to their respective Subsidiaries, during normal business hours to TWOLF’s or XRAY’s, as applicable, and each of their respective Subsidiary’s, Representatives, books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to TWOLF or to XRAY, as applicable, or to their respective Subsidiaries; and (ii) provide XRAY or TWOLF, as applicable, and their respective Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to TWOLF or XRAY, as applicable, and their respective Subsidiaries, and with such additional financial, operating and other data and information regarding TWOLF or XRAY, as applicable, and their respective Subsidiaries, as the other party may reasonably request. Information obtained by XRAY or TWOLF, as applicable, pursuant to this Section 7.6 will constitute “Confidential Information” (subject to any exception contained in such definition) under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 7.6 shall require TWOLF or XRAY to permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would reasonably be expected to: (A) violate any of its or its Affiliates’ respective Contract obligations with respect to confidentiality; (B) result in a violation of applicable Law or (C) result in loss of legal protection, including the attorney-client privilege and work product doctrine. Without limiting the foregoing, in the event that TWOLF or XRAY does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to the other party that it is withholding such access or information and shall use all reasonable efforts to communicate the applicable information in a way that would not violate the applicable Law or Contract, or risk waiver of such privilege, including by using reasonable best efforts to obtain the required consent of any third party necessary to provide such disclosure or developing an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party.

Section 7.7    Confidentiality. The parties hereto acknowledge that XRAY and TWOLF have previously executed a mutual confidentiality agreement, dated as of June 14, 2019, as amended on September 10, 2019 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

Section 7.8    Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by XRAY and TWOLF. Except as permitted in accordance with Section 7.4, XRAY and TWOLF shall thereafter consult with the other party before issuing, and give the other party the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of such party are listed, in which case such party shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 7.9    Employee Matters.

(a)    For purposes of this Section 7.9, (i) the term “Covered Employees” means employees who are actively employed by TWOLF or any TWOLF Subsidiary or XRAY or any XRAY Subsidiary immediately after the Effective Time; and (ii) the term “Continuation Period” means the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b)    During the Continuation Period, Holdco shall, or shall cause a Subsidiary of Holdco to, provide to each Covered Employee for so long as such Covered Employee remains employed by of Holdco or any of its Subsidiaries during the Continuation Period, (i) annual base salary or base wage rate and target cash incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives), in each case, that are no less favorable than such annual base salary or base wage rate and target cash incentive compensation opportunities provided to the Covered Employee immediately prior to the Effective Time, (ii) severance pay and benefits at levels that are no less favorable than the levels of such severance pay and benefits as in effect under the TWOLF Plans or XRAY Plans, as applicable, immediately prior to the Effective Time, and (iii) other employee benefits that are substantially comparable, in the aggregate, to the greater of those provided to Covered Employees under the TWOLF Plans or XRAY Plans, as applicable, immediately prior to the Effective Time; provided, however, that the benefits provided under clause (iii) may be adjusted earlier than the final day of the Continuation Period in connection with the adoption of benefit programs that are intended to cover Covered Employees on a harmonized basis, such that employees of TWOLF or any TWOLF Subsidiary are treated no less favorably than similarly situated employees of XRAY or any XRAY Subsidiary, and vice versa.

(c)    In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Holdco or any of its Subsidiaries (“Holdco Employee Benefit Plan”) following the Effective Time, Holdco shall, or shall cause a Subsidiary of Holdco to, for Covered Employees who become eligible during the calendar year including the Effective Time, (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Holdco Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the TWOLF or XRAY Employee Benefit Plan the Covered Employee participated in immediately prior to coverage under the Holdco Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Holdco Employee Benefit Plan during the plan year in which the Effective Time occurs, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Holdco Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Holdco Employee Benefit Plan for the plan year in which the Effective Time occurs.

(d)    As of the Effective Time, Holdco shall recognize, or shall cause a Subsidiary of Holdco to recognize, all service of each Covered Employee prior to the Effective Time, to TWOLF (or any predecessor entities of TWOLF or any of the TWOLF Subsidiaries) or XRAY (or any predecessor entities of XRAY or any of the XRAY Subsidiaries), as applicable, for purposes of eligibility, vesting and level of benefits (but not for benefit accrual purposes under any defined benefit pension plan or retiree medical program) to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar TWOLF Plan or XRAY Plan, as applicable, in which such Covered Employee participated immediately prior to the Effective Time. In no event shall anything contained in this Section 7.9 result in any duplication of benefits for the same period of service.

(e)    This Section 7.9 shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Section 7.9, express or implied, (i) shall be construed to limit the right of Holdco, XRAY, TWOLF, or any of their respective Subsidiaries to amend, modify or terminate any TWOLF Plan or XRAY Plan or other employee benefit plan, program, policy, practice, agreement or arrangement at any time assumed, established, sponsored, or maintained by any of them, (ii) shall be construed to require Holdco, XRAY, TWOLF, or any of their respective Subsidiaries to retain the employment of any particular Person for any fixed period of time following the Effective Time, (iii) shall be construed to establish, amend, or modify any benefit plan, program, policy, practice, agreement or arrangement or (iv) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement or any remedy of any nature whatsoever hereunder.

Section 7.10    Indemnification, Exculpation and Insurance.

(a)    From and after the Effective Time, Holdco shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of TWOLF or XRAY or any of their Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries as a director or officer of another person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or employees of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries or is or was serving at the request of TWOLF or XRAY, as applicable, or any of their respective Subsidiaries as a director, officer or employee of another person or in respect of any acts or omissions in their capacities as such occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified

Parties are indemnified as of the date of this Agreement by TWOLF pursuant to the TWOLF Certificate of Incorporation, the By-laws of TWOLF or the governing or organizational documents of any subsidiary of TWOLF, or by XRAY pursuant to the XRAY Certificate of Incorporation, the By-laws of XRAY or the governing organizational documents of any subsidiary of XRAY, as applicable, or and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Holdco to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by TWOLF pursuant to the TWOLF Certificate of Incorporation, the By-laws of TWOLF or the governing or organizational documents of any Subsidiary of TWOLF, or by XRAY pursuant to the XRAY Certificate of Incorporation, the By-laws of XRAY or the governing or organizational documents of any Subsidiary of XRAY, as applicable, and any indemnification agreements in existence as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the TWOLF Certificate of Incorporation or the By-laws of TWOLF, or the XRAY Certificate of Incorporation or the By-laws of XRAY, as applicable, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) Holdco shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter. In the event that Holdco, XRAY Surviving Corporation or TWOLF Surviving Corporation or any of their respective successors or assigns (x) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (y) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Holdco, XRAY Surviving Corporation and/or TWOLF Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Holdco, XRAY Surviving Corporation and/or TWOLF Surviving Corporation, as applicable, assume the obligations set forth in this Section 7.10(a).

(b)    For a period of six years from and after the Effective Time, Holdco shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by TWOLF or XRAY or any of their Subsidiaries or provide substitute polices for of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Holdco be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of TWOLF in respect of any one policy year more than 300% of the annual premium payable by TWOLF for such insurance for the prior twelve months (the “TWOLF Maximum Amount”), and if Holdco is unable to obtain the insurance required by this Section 7.10 it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the TWOLF Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, TWOLF may obtain at or prior to the Effective Time a six (6) year “tail” policy under TWOLF’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the TWOLF Maximum Amount, or (ii) of XRAY in respect of any one policy year more than 300% of the annual premium payable by XRAY for such insurance for the prior twelve months (the “XRAY Maximum Amount”), and if XRAY is unable to obtain the insurance required by this Section 7.10 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the XRAY Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, XRAY may obtain at or prior to the Effective Time a six (6) year “tail” policy under XRAY’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the XRAY Maximum Amount.

(c)    The provisions of this Section 7.10 shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.11    Stockholder Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 9.1 and subject to applicable Law: (a) TWOLF and XRAY shall promptly advise each other in writing of any stockholder litigation against TWOLF or XRAY or any of its or their respective directors or officers relating to this Agreement or the Mergers and shall keep each other fully informed regarding any such stockholder litigation; (b) TWOLF and XRAY shall give each other reasonable opportunity, at such participant’s sole cost and expense, to participate, subject to a customary joint defense agreement, in the defense of any action, claim, suit or proceeding against TWOLF or XRAY or its directors or officers relating to the Mergers or the other transactions contemplated hereby, and no such settlement will be agreed to or offered without the prior written consent of such participant, which consent shall not be unreasonably withheld, conditioned or delayed. Each of TWOLF and XRAY shall, and shall cause their respective Subsidiaries to, cooperate in the defense or negotiation or settlement of any litigation contemplated by this Section 7.11. The parties acknowledge that this Section 7.11 in no way limits the parties’ obligations under Section 7.3.

Section 7.12    Section 16 Matters. The parties hereto shall take all such steps as may reasonably be required to cause the transactions contemplated by this Agreement, and any other dispositions of equity securities (including derivative securities) of TWOLF or acquisitions of equity securities of XRAY by each officer and director of XRAY, Holdco or TWOLF who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to XRAY, Holdco or TWOLF, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.13    Filing of Form S-8; Listing of Additional Shares. Holdco agrees to file, as soon as reasonably practicable but in no event later than five (5) Business Days following the Effective Time, a registration statement on Form S-8 (or any successor form) (if available) with respect to the shares of Holdco Common Stock issuable with respect to Holdco Options and Holdco RSUs issuable pursuant to Section 3.2, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Holdco Options and Holdco RSUs issuable pursuant to Section 3.2 remain outstanding. Holdco shall at times ensure that there will remain a sufficient number of unissued shares of Holdco Common Stock to meet its share issuance obligations in connection with the Holdco Options and Holdco RSUs. Holdco shall take all action reasonably necessary to cause the shares of Holdco Common Stock to be issuable upon the exercise of Holdco Options, to be approved for listing on NASDAQ at or prior to the Effective Time.

Section 7.14    Stock Exchange Listing. Each of XRAY and TWOLF shall take all action necessary to cause the Holdco Common Stock to be issued in connection with the Mergers to be listed on NASDAQ, subject to official notice of issuance, at or prior to the Closing Date.

Section 7.15    Tax Treatment. Each of XRAY, TWOLF and their respective Subsidiaries shall use reasonable best efforts to cause (a) each of the XRAY Merger and TWOLF Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code and (b) the delivery of the opinions of counsel referred to in Section 8.2(d) and Section 8.3(d). The parties shall report each of the Mergers in a manner consistent with such qualification. None of XRAY, TWOLF or any of their respective Subsidiaries shall take any action, or allow any affiliate to take any action, that could reasonably be expected to preclude any of the foregoing.

Section 7.16    Transfer Taxes. XRAY and TWOLF shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 7.17    Mutual Financing Cooperation.

(a)    During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Mergers, the Debt Financing and the other transactions contemplated by this Agreement, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to Indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes and arrangements contemplated by that certain Debt Commitment Letter.

(b)    Notwithstanding anything to the contrary contained in Section 7.17(a), nothing in this Section 7.17 shall require any such cooperation to the extent that it would (i) require the parties hereto or any of their respective Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its Subsidiaries, (iii) require a party or any of its Subsidiaries to take any action that will conflict with or violate the TWOLF Charter Documents or the XRAY Charter Documents, as the case may be, or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any TWOLF Material Contract or XRAY Material Contract, as the case may be, or (iv) require a party or any of its Subsidiaries to enter into or approve any financing agreement for the Debt Financing prior to the Effective Time.

(c)    Each party hereby consents to the use of its and its Subsidiaries’ Trademarks in connection with the Debt Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage such party or any of its Subsidiaries or the reputation or goodwill of such party or any of its Subsidiaries.

(d)    If this Agreement is terminated pursuant to Section 9.1 (other than a termination pursuant to Section 9.1(i)), then each of XRAY and TWOLF shall bear and pay one-half of the costs and expenses (other than the fees and expenses of any attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties in connection with the Debt Financing.

ARTICLE VIII

CONDITIONS TO MERGERS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to this Agreement to effect the Mergers shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

(b)    Stockholder Approvals. Each of the TWOLF Stockholder Approval and the XRAY Stockholder Approval shall have been obtained.

(c)    Regulatory Approvals. The waiting periods (including all extensions thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any other approvals or consents required under the Antitrust Laws of the jurisdictions listed on Section 8.1(c) shall have been obtained.

(d)    No Legal Restraints. No Law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body having competent jurisdiction over TWOLF or XRAY (each, a “Restraint”) shall be continuing and in effect enjoining, restraining, preventing or prohibiting the consummation of the Mergers or making consummation of the Mergers illegal; provided, that any Restraint with respect to any foreign Antitrust Law other than those set forth on Section 8.1(c) of the TWOLF Disclosure Schedule shall be disregarded for purposes of this Section 8.1(d).

(e)    NASDAQ Listing. The shares of Holdco Common Stock issuable in the Mergers shall have been authorized and approved for listing on NASDAQ upon official notice of issuance.

Section 8.2    Conditions to Obligations of XRAY to Effect the XRAY Merger. The respective obligations of XRAY to effect the XRAY Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a)    Covenants and Agreements. TWOLF shall have performed or complied in all material respects with its obligations, covenants or agreements under the Agreement and XRAY shall have received a certificate validly executed and signed on behalf of TWOLF by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b)    TWOLF Representations and Warranties. The representations and warranties of TWOLF set forth in: (i) Section 4.2 and Section 4.6(a)(ii) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time, other than with respect to Section 4.2, immaterial inaccuracies; (ii) Section 4.3(a) and Section 4.3(b) (1) that are qualified by “materiality” or “Material Adverse Effect” or similar language shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period) and (2) that are not qualified by “materiality” or “Material Adverse Effect” or similar language shall be true and correct in all material respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period); and (iii) the rest of Article IV (other than those provisions described in clauses (i) and (ii) above) shall be true and correct as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except in the case of this clause (iii), where the failure to be so true and correct (without giving effect to any qualifications or limitations as to “materiality”, “Material Adverse Effect” or similar language, other than with respect to Section 4.6(a)) would not have a Material Adverse Effect on TWOLF. XRAY shall have received a certificate validly executed and signed on behalf of TWOLF by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c)    No TWOLF Material Adverse Effect. Since the Agreement Date, there shall not have occurred and be continuing any Material Adverse Effect with respect to TWOLF.

(d)    Tax Opinion. XRAY shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to XRAY, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the XRAY Merger and the TWOLF Merger will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may receive and rely upon representations contained in certificates of XRAY, Holdco and TWOLF and others, and the parties hereto agree to provide Skadden, Arps, Slate, Meagher & Flom LLP with such certificates as it may reasonably request in connection with rendering its opinion.

Section 8.3    Conditions to Obligations of TWOLF to Effect the TWOLF Merger. The obligations of TWOLF to effect the TWOLF Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a)    Covenants and Agreements. XRAY shall have performed or complied in all material respects with their respective obligations, covenants or agreements under the Agreement and TWOLF shall have received a certificate validly executed and signed on behalf of XRAY by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b)    XRAY Representations and Warranties. The representations and warranties of XRAY set forth in: (i) Section 5.2 and Section 5.6(a)(ii) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time, other than, with respect to Section 5.2, immaterial inaccuracies; (ii) Section 5.3(a) and Section 5.3(b) (1) that are qualified by “materiality”, “Material Adverse Effect” or similar language shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period) and (2) that are not qualified by “materiality”, “Material Adverse Effect” or similar language shall be true and correct in all material respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period); and (iii) the rest of Article V (other than those provisions described in clauses (i) and (ii) above) shall be true and correct as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except in the case of this clause (ii), where the failure to be so true and correct (without giving effect to any qualifications or limitations as to “materiality”, “Material Adverse Effect” or similar language, other than with respect to Section 5.6(a)) would not have a Material Adverse Effect on XRAY. TWOLF shall have received a certificate validly executed and signed on behalf of the XRAY by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c)    No XRAY Material Adverse Effect. Since the Agreement Date, there shall not have occurred and be continuing any Material Adverse Effect with respect to XRAY.

(d)    Tax Opinion. TWOLF shall have received an opinion of Cooley LLP, in form and substance reasonably satisfactory to TWOLF, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the XRAY Merger and the TWOLF Merger will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code. In rendering such opinion, Cooley LLP may receive and rely upon representations contained in certificates of XRAY, Holdco and TWOLF and others, and the parties hereto agree to provide Cooley LLP with such certificates as it may reasonably request in connection with rendering its opinion.

Section 8.4    FIRPTA Certificate. Prior to the respective Effective Time, each of TWOLF and XRAY shall deliver to Holdco a duly executed certificate (a “FIRPTA Certificate”), dated not more than thirty (30) days prior to the respective Effective Time, certifying that (A) TWOLF and XRAY, respectively, are not and in the preceding five (5) year period have never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder or (B) none of the Equity Interests in TWOLF or XRAY, respectively, constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in a form reasonably satisfactory to Holdco; provided, however, that if TWOLF or XRAY fails to provide the FIRPTA Certificate, the transactions shall nonetheless close and Holdco shall withhold from the TWOLF Merger Consideration and/or the XRAY Merger Consideration and pay over to the appropriate taxing authorities the amount required to be withheld under Section 1445 of the Code as determined by Holdco.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the Transactions, including the Mergers, may be abandoned at any time prior to the Effective Time, (other than in the case of Section 9.1(a)) by written notice of TWOLF or XRAY to the other party, as applicable:

(a)    by mutual written consent of XRAY and TWOLF at any time prior to the receipt of the TWOLF Stockholder Approval and the XRAY Stockholder Approval;

(b)    by either XRAY or TWOLF, if the Mergers shall have not been consummated on or prior to 5:00 p.m., Pacific time, on September 30, 2020 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure of the Mergers to occur prior to the Outside Date was proximately caused by, or resulted from, the action or failure of such party to act and such action or failure constituted a material breach of this Agreement.

(c)    by either XRAY or TWOLF, if any final, non-appealable Restraint shall be in effect having the effect of making illegal, permanently restraining, enjoining or prohibiting the consummation of the Mergers;

(d)    by either XRAY or TWOLF, if the TWOLF Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the TWOLF Stockholder Meeting (or any valid adjournment or postponement thereof);

(e)    by either XRAY or TWOLF, if the XRAY Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the XRAY Stockholder Meeting (or any valid adjournment or postponement thereof);

(f)    by XRAY, at any time prior to the receipt of the TWOLF Stockholder Approval, if a TWOLF Triggering Event shall have occurred;

(g)    by TWOLF, at any time prior to the receipt of the XRAY Stockholder Approval, if an XRAY Triggering Event shall have occurred;

(h)    by XRAY, if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of TWOLF set forth in this Agreement; or (ii) any representation or warranty of TWOLF set forth in Article IV of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in conditions set forth in Section 8.2(a) or Section 8.2(b) not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within fifteen (15) Business Days of the date XRAY gives TWOLF notice of such breach or inaccuracy; provided, however, that XRAY shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if XRAY is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that TWOLF has the right to terminate this Agreement pursuant to Section 9.1(i);

(i)    by TWOLF, if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of XRAY set forth in this Agreement; or (ii) any representation or warranty of XRAY set forth in Article V of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in the conditions set forth in Section 8.3(a) or Section 8.3(b) not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within fifteen (15) Business Days of the date TWOLF gives XRAY notice of such breach or inaccuracy; provided, however, that TWOLF shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if TWOLF is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that XRAY has the right to terminate this Agreement pursuant to Section 9.1(h);

(j)    by TWOLF, at any time prior to the receipt of the TWOLF Stockholder Approval, to enter into a definitive acquisition agreement authorized by the TWOLF Board providing for a TWOLF Superior Proposal if, concurrently with such termination, TWOLF enters into such definitive acquisition agreement; provided that TWOLF shall have complied in all material respects with Section 7.1 with respect to such TWOLF Superior Proposal, and prior to or concurrently with such termination TWOLF pays to XRAY the TWOLF Termination Fee; or

(k)    by XRAY, at any time prior to the receipt of the XRAY Stockholder Approval to enter into a definitive acquisition agreement authorized by the XRAY Board providing for an XRAY Superior Proposal and, concurrently with such termination, XRAY enters into such definitive acquisition agreement; provided that XRAY shall have complied in all material respects with Section 7.1 with respect to such XRAY Superior Proposal and prior to or concurrently with such termination XRAY pays to TWOLF the XRAY Termination Fee.

Section 9.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than pursuant to Section 9.1(a)), and this Agreement shall be of no further force or effect, and there shall be no damages or liability on the part of XRAY or TWOLF or their respective directors, officers, employees, stockholders, Representatives, agents or advisors, other than, with respect to XRAY and TWOLF, the obligations pursuant to the Confidentiality Agreement; provided, however, that (i) this Section 9.2, Section 9.3 and Article X (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) nothing herein shall relieve any party hereto from liability as a result of fraud, the willful and material breach by such party of its representations, warranties, covenants, obligations or other agreements set forth in this Agreement. For purposes of this Agreement, (x) “fraud” means actual fraud under the Laws of the State of Delaware and (y) “willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a material breach of this Agreement.

Section 9.3    Termination Fees.

(a)    Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)    If, but only if, this Agreement is terminated:

(i)    by TWOLF, pursuant to Section 9.1(j) (TWOLF Superior Proposal);

(ii)    by XRAY, prior to the receipt of the TWOLF Stockholder Approval pursuant to Section 9.1(f) (TWOLF Triggering Event); or

(iii)    (x) (A) by TWOLF or XRAY pursuant to Section 9.1(b) (Outside Date) (provided, in the case of a termination by TWOLF, XRAY had the right to terminate this Agreement pursuant to Section 9.1(b)), (B) by TWOLF or XRAY, pursuant to Section 9.1(d) (Failure to Obtain TWOLF Stockholder Approval at TWOLF Stockholder Meeting), (C) by XRAY pursuant to Section 9.1(h) (Breach of TWOLF Covenants) or (D) by XRAY or TWOLF pursuant to Section 9.1(c) (Legal Restraint) (but only if at such time XRAY also had the right to terminate this Agreement pursuant to Section 9.1(h)); (y) a TWOLF Acquisition Transaction shall have been publicly disclosed and shall not have been publicly withdrawn: (1) in the case of clause (A) above, prior to the Outside Date, or (2) in the case of clause (B) above, at least five (5) Business Days prior to the date of the TWOLF Stockholder Meeting, or (3) in the case of clause (C) above, prior to a material breach by TWOLF that gives rise to XRAY’s termination right pursuant to Section 9.1(h); and (z) within twelve (12) months after such termination of this Agreement, (1) TWOLF shall have entered into a definitive agreement with respect to any TWOLF Acquisition Transaction that is subsequently consummated or (2) a transaction contemplated by any TWOLF Acquisition Transaction occurs involving TWOLF (it being understood that, for purposes of this clause (z) above, each reference to “fifteen percent (15%)” in the definition of “TWOLF Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”), then TWOLF shall pay to XRAY the TWOLF Termination Fee. The TWOLF Termination Fee payable pursuant to this Section 9.3(b) shall be paid by wire transfer of same-day funds no later than the third (3rd) Business Day following termination pursuant to Section 9.1(d) or Section 9.1(f) at any time after the occurrence of any TWOLF Triggering Event and concurrently with any termination pursuant to Section 9.1(j) or on the date TWOLF consummates a transaction requiring payment of the TWOLF Termination Fee pursuant to Section 9.3(b)(iii). Upon payment of the TWOLF Termination Fee, except for Enforcement Costs that may be payable pursuant to Section 9.3(f), TWOLF shall have no further liability to XRAY with respect to this Agreement or the Transactions; provided that nothing herein shall release TWOLF from liability for fraud or the willful and material breach of this Agreement.

(c)    If, but only if, this Agreement is terminated pursuant to Section 9.1(d) (Failure to Obtain TWOLF Stockholder Approval at TWOLF Stockholder Meeting), then TWOLF shall pay to XRAY, in cash, within three (3) Business Days of the date of such termination, XRAY’s reasonable, documented, out-of-pocket expenses paid to third parties in connection with the Transactions; provided, that such expenses shall not exceed $10,000,000 (the “TWOLF Expense Reimbursement Amount”). The payment of the TWOLF Expense Reimbursement Amount contemplated by this Section 9.3(c) shall be made by wire transfer of immediately available funds to an account designated by XRAY and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes. Upon payment of such TWOLF Expense Reimbursement Amount, except for Enforcement Costs that may be payable pursuant to Section 9.3(f), TWOLF shall have no further liability to XRAY with respect to this Agreement or the transactions contemplated hereby other than a subsequent payment of the TWOLF Termination Fee if required to be made pursuant to Section 9.3(b) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by TWOLF pursuant to this Section 9.3(c)); provided that nothing herein shall release TWOLF from liability for fraud or the willful and material breach of this Agreement.

(d)    If, but only if, this Agreement is terminated:

(i)    by XRAY, pursuant to Section 9.1(k) (XRAY Superior Proposal);

(ii)    by TWOLF, prior to the receipt of the XRAY Stockholder Approval, pursuant to Section 9.1(g) (XRAY Triggering Event); or

(iii)    (x) (A) by XRAY or TWOLF pursuant to Section 9.1(b) (Outside Date) (provided, in the case of a termination by XRAY, TWOLF had the right to terminate this Agreement pursuant to Section 9.1(b)), (B) by XRAY or TWOLF pursuant to Section 9.1(e) (Failure to Obtain XRAY Stockholder Approval at XRAY Stockholder Meeting), (C) by TWOLF pursuant to Section 9.1(i)

(Breach of XRAY Covenants) or (D) by XRAY or TWOLF pursuant to Section 9.1(c) (but only if at such time TWOLF had the right to terminate this Agreement pursuant to Section 9.1(i)); (y) an XRAY Acquisition Transaction shall have been publicly disclosed and shall not have been publicly withdrawn: (1) in the case of clause (A) above, prior to the Outside Date, or (2) in the case of clause (B) above, at least five (5) Business Days prior to the date of the XRAY Stockholder Meeting, or (3) in the case of clause (C) above, prior to a material breach by XRAY that gives rise to TWOLF’s termination right pursuant to Section 9.1(i); and (z) within twelve (12) months after such termination of this Agreement, (1) XRAY shall have entered into a definitive agreement with respect to any XRAY Acquisition Transaction that is subsequently consummated or (2) a transaction contemplated by any XRAY Acquisition Transaction occurs involving XRAY (it being understood that, for purposes of this clause (z) above, each reference to “fifteen percent (15%)” in the definition of “XRAY Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”), then XRAY shall pay to TWOLF the XRAY Termination Fee. The XRAY Termination Fee payable pursuant to this Section 9.3(d) shall be paid by wire transfer of same-day funds no later than the third (3rd) Business Day following termination pursuant to Section 9.1(e) or Section 9.1(g) at any time after the occurrence of any XRAY Triggering Event and concurrently with any termination pursuant to Section 9.1(k) or on the date XRAY consummates such transaction requiring payment of the XRAY Termination Fee pursuant to Section 9.3(d)(iii). Upon payment of the XRAY Termination Fee, except for any Enforcement Costs that may be payable pursuant to Section 9.3(f), XRAY shall have no further liability to TWOLF with respect to this Agreement or the Transactions; provided that nothing herein shall release TWOLF from liability for fraud or the willful and material breach of this Agreement.

(e)    If, but only if, this Agreement is terminated pursuant to Section 9.1(e) (Failure to Obtain XRAY Stockholder Approval at the XRAY Stockholder Meeting), then XRAY shall pay to TWOLF, in cash, within three (3) Business Days of the date of such termination, TWOLF’s reasonable, documented, out-of-pocket expenses paid to third parties in connection with the Transactions; provided, that such expenses shall not exceed $10,000,000 (the “XRAY Expense Reimbursement Amount”). The payment of the XRAY Expense Reimbursement Amount contemplated by this Section 9.3(e) shall be made by wire transfer of immediately available funds to an account designated by TWOLF and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes. Upon payment of such XRAY Expense Reimbursement Amount, except for any Enforcement Costs that may be payable pursuant to Section 9.3(f), XRAY shall have no further liability to TWOLF with respect to this Agreement or the transactions contemplated hereby other than a subsequent payment of the XRAY Termination Fee if required to be made pursuant to Section 9.3(d) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by XRAY pursuant to this Section 9.3(e) in respect of the XRAY Expense Reimbursement Amount); provided that nothing herein shall release any party from liability for fraud or the willful and material breach by XRAY of this Agreement.

(f)    The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. For the avoidance of doubt, all payments under this Section 9.3 (including the TWOLF Termination Fee and the XRAY Termination Fee) shall be payable only once and not in duplication, even though the payments under this Section 9.3 may be payable under one or more provisions hereof. If TWOLF or XRAY, as applicable, fails promptly to pay the applicable payment under this Section 9.3 when due and payable, and, in order to obtain such payment, TWOLF or XRAY, as the case may be, commences an action or other proceeding that results in an award against TWOLF or XRAY, as applicable, for such payment under this Section 9.3, TWOLF or XRAY, as applicable, shall pay the other party’s costs and expenses (including reasonable attorneys’ fees and expenses) (“Enforcement Costs”) in connection with such action or proceeding, together with interest on the amount of the payment due under this Section 9.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE X

MISCELLANEOUS

Section 10.1    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement signed by all of the parties hereto; provided, however, that after receipt of the TWOLF Stockholder Approval or the XRAY Stockholder Approval, there shall be made no amendment or supplement that by Law requires further approval by the stockholders of TWOLF or XRAY without the further approval of such stockholders. Notwithstanding anything to the contrary, none of the second sentence of Section 10.4, Section 10.5 or this Section 10.1 shall be amended, modified or waived in a manner that is adverse in any material respect to any Financing Source without the prior written consent of such adversely affected Financing Source.

Section 10.2    Extension of Time; Waiver. Any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the parties hereto in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 10.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the TWOLF Disclosure Schedule, the XRAY Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Mergers.

Section 10.4    Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the TWOLF Disclosure Schedule, the XRAY Disclosure Schedule, the documents and instruments relating to the Transactions referred to in this Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except with respect to Section 10.1, Section 10.5 and this sentence, which are intended for the benefit of, and shall be enforceable by, the Financing Sources, to the extent related to the Debt Financing.

Section 10.5    Applicable Law; Jurisdiction.

(a)    This Agreement and all actions (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Mergers shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Mergers shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL

RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE DEBT FINANCING.

(b)    Notwithstanding Section 10.5(a), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether at law, in contract, in tort or otherwise) against any Financing Source relating to this Agreement, the Debt Commitment Letter or the Debt Financing other than in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

(c)    Notwithstanding anything herein to the contrary, the parties hereto agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement, the Mergers or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the Debt Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 10.6    Specific Enforcement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

Section 10.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that TWOLF Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Holdco without the consent of TWOLF; provided that no assignment shall relieve TWOLF Merger Sub of any of its obligations under this Agreement; provided, further, that any such pledge shall not be effective until the Effective Time. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 10.8    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, the business day following the date of transmission:

If to XRAY:

Xperi Corporation

3025 Orchard Pkwy,

San Jose, CA 95134

Attn: Paul Davis

Email: Paul.Davis@xperi.com

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn: Kenton J. King and Mike Ringler

Email: kenton.king@skadden.com and mike.ringler@skadden.com

Phone: (650) 470-4500

if to TWOLF:

TiVo Corporation

2160 Gold St,

San Jose, CA 95002

Attn: Pamela Sergeeff

Email: Pamela.Sergeeff@tivo.com

with a copy to (which copy shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attn: Jon Gavenman, Steve Tonsfeldt and Ian Nussbaum

Email: jgavenman@cooley.com, stonsfeldt@cooley.com and

inussbaum@cooley.com

Phone: (650) 843-5000

Section 10.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.10    Construction.

(a)    For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e)    The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided by means of being provided for review without interruption on or prior to the Agreement Date in the virtual dataroom set up by TWOLF or XRAY, as applicable, in connection with the transactions contemplated by this Agreement.

(f)    The term “or” shall not be exclusive and shall be deemed to be “and/or.”

Section 10.11    Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

XPERI CORPORATION
By:	/s/ Jon Kirchner
Name: Jon Kirchner Title: CEO

[Signature Page to Agreement and Plan of Merger and Reorganization]

TIVO CORPORATION

By:	/s/ David Shull
Name: David Shull Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

XRAY-TWOLF HOLDCO CORPORATION

By:	/s/ Paul Davis
Name: Paul Davis Title: Director

By:
Name: Pamela Sergeeff Title: Director

XRAY MERGER SUB CORPORATION

By:	/s/ Paul Davis
Name: Paul Davis Title: Director

By:
Name: Pamela Sergeeff Title: Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

XRAY-TWOLF HOLDCO CORPORATION

By:
Name: Paul Davis Title: Director

By:	/s/ Pamela Sergeeff
Name: Pamela Sergeeff Title: Director

XRAY MERGER SUB CORPORATION

By:
Name: Paul Davis Title: Director

By:	/s/ Pamela Sergeeff
Name: Pamela Sergeeff Title: Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

TWOLF MERGER SUB CORPORATION

By:	/s/ Paul Davis
Name: Paul Davis Title: Director

By:
Name: Pamela Sergeeff Title: Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

TWOLF MERGER SUB CORPORATION

By:
Name: Paul Davis Title: Director

By:	/s/ Pamela Sergeeff
Name: Pamela Sergeeff Title: Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

ANNEX A

DEFINITIONS

1.    Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“Acceptable Confidentiality Agreement” means an agreement executed, delivered and effective after the Agreement Date, containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receive non-public information of, or with respect to, TWOLF or XRAY, as applicable, to keep such information confidential; provided, however, that the provisions contained therein are no less favorable to TWOLF or XRAY, as applicable, than the provisions of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal); provided, further, an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting TWOLF or XRAY, as applicable, from satisfying its obligations hereunder or (iii) requiring TWOLF or XRAY, as applicable, or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

“Acquisition Proposal” means, in the case of TWOLF, a TWOLF Acquisition Proposal and in the case of XRAY, an XRAY Acquisition Proposal.

“Acquisition Transaction” means, in the case of TWOLF, a TWOLF Acquisition Transaction and in the case of XRAY, an XRAY Acquisition Transaction.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Laws, including merger control Laws, prohibiting, limiting or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade or substantial lessening of competition.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of California or Delaware, or is a day on which banking institutions located in the States of California or Delaware are authorized or required by Law or other governmental action to close.

“Contract” means any legally binding agreement, contract, subcontract, lease, sublease, license, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code, (d) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Section 701 et seq. of ERISA and Sections 9801 et seq. of the Code, and (e) any foreign Law similar to the foregoing clauses (a) through (d).

“Debt Commitment Letter” means the commitment letter, dated as of the date hereof, among XRAY, TWOLF, Bank of America, N.A., BofA Securities, Inc. and Royal Bank of Canada (together with all exhibits, annexes, schedules and attachments thereto).

“Debt Financing” means the financing contemplated by the Debt Commitment Letter (or any alternative or replacement Debt Financing).

“Debt Payoffs” means, the discharge and/or prepayment in full of indebtedness on or prior to the Closing Date (i) by TWOLF under the (x) the Credit and Guaranty Agreement, dated as of November 22, 2019, by and among

TWOLF, as borrower, the guarantors party thereto, the lenders party thereto from time to time, and HPS Investment Partners, LLC, as administrative agent, (y) the ABL Credit and Guaranty Agreement, dated as of November 22, 2019, by and among TWOLF, as borrower, the guarantors party thereto, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and Wells Fargo Bank, National Association, as co-collateral agent, and (z) the Indenture, dated as of March 4, 2015, between Rovi Corporation and U.S. Bank National Association and (ii) by XRAY under the Credit Agreement, dated as of December 1, 2016, among XRAY, as borrower, the lenders party thereto from time to time and Royal Bank of Canada, as administrative agent and collateral agent, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Employee Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and any other plan, program, policy, practice, agreement or other arrangement, whether written or unwritten, relating to pension, retirement, supplemental retirement, profit-sharing, bonus, incentive compensation, equity or equity-based compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, restricted stock, severance, supplemental unemployment, welfare, hospitalization or other medical, life, or other insurance, long or short term disability, change of control, retention, fringe benefit or any other similar compensation or employee benefits.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Equity Interest” means any share, capital stock, partnership, limited liability TWOLF membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing (or any alternative or replacement Debt Financing) in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto, and Affiliates of the foregoing; provided that “Financing Sources” shall not include XRAY or TWOLF or any of their respective Subsidiaries.

“Foreign Plan” means each plan, program, policy, practice, agreement or other arrangement that would otherwise meet the definition of a “TWOLF Plan” or a “XRAY Plan”, as the context requires, but which is subject to any Law other than U.S. federal, state or local Law.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Holdco Option” means each stock option to purchase shares of Holdco Common Stock.

“Holdco Restricted Share” means each share of Holdco Common Stock that is subject to forfeiture or a right of repurchase by Holdco.

“Holdco RSU” means each restricted stock unit corresponding to a share of Holdco Common Stock that is subject to restrictions based on performance or continuing service.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, all (a) indebtedness of such Person for borrowed money, (b) other indebtedness of such Person evidenced by credit agreements, notes, bonds, indentures, securities, mortgage, debt security, debentures or other debt instruments, (c) amounts owing as deferred purchase price for the purchase of any property or assets (excluding trade payables incurred in the ordinary course of business), (d) obligations under capital leases, and (e) all indebtedness or obligations of another Person referred to in clauses (a) and (d) above guaranteed by such Person; provided that letters of credit and performance bonds issued in the ordinary course of business shall not be Indebtedness.

“Intellectual Property Rights” means any and all statutory and/or common law intellectual property rights throughout the world, including any of the following: (i) all rights in United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, reexaminations, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secret rights and similar rights in confidential information, know-how, and materials; (iii) all registered and unregistered copyrights and all other rights corresponding thereto in any works of authorship, including Software (collectively, “Copyrights”); (iv) all registered, applied-for and unregistered trademark rights and similar rights in trade names, logos, trade dress, trademarks and service marks (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names; (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) any registrations and renewals of or applications to register any of the foregoing.

“Intervening Event” means, with respect to TWOLF, the TWOLF Intervening Event and with respect to XRAY, the XRAY Intervening Event.

“Key Employee” means, with respect to (i) TWOLF, each individual set forth in Section 1 of Annex A of the TWOLF Disclosure Schedule, and (ii) XRAY, each individual set forth in Section 1 of Annex A of the XRAY Disclosure Schedule.

“Knowledge” means, with respect to (i) TWOLF, the actual knowledge of those individuals set forth in Section 1 of Annex A of the TWOLF Disclosure Schedule, and (ii) XRAY, the actual knowledge of those individuals set forth in Section 1 of Annex A of the XRAY Disclosure Schedule.

“Law” means any federal, state, local, municipal, foreign or other law, treaty, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, order, rule, regulation, ruling, by-law, official standard, policy or guidance or similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, excluding, for the avoidance of doubt, (i) the provisions of any Contract between TWOLF or any TWOLF Subsidiary and a Governmental Body entered into in the ordinary course with respect to TWOLF Products and (ii) the provisions of any Contract between XRAY or any XRAY Subsidiary and a Governmental Body entered into in the ordinary course with respect to XRAY Products, as applicable.

“Legal Proceeding” means any action, suit, litigation, complaint, charge, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, examination or, to the Knowledge of the Person in question, investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, license, encumbrance or limitation on transfer (other than such a limitation arising under federal, state or foreign securities Laws) in respect of such property or asset.

“Material Adverse Effect” means, with respect to any party, any effect, event, change, occurrence, condition or development (each an “Effect”) that, individually or when taken together with all other Effects, has had a material adverse change in, or material adverse effect on, (a) the ability of such party and its Subsidiaries to consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes such party’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; or (b) the businesses, financial condition or results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (i) the industries, geographies or markets in which such party and its Subsidiaries operate; or (ii) general economic, political or financial or securities market conditions, shall be excluded from the determination of a Material Adverse Effect, except, in the case of clauses (i) and (ii), to the extent that such Effect (individually or in the aggregate) disproportionately affects such party and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, and markets in which such party and its Subsidiaries operate; and provided, further, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (A) the announcement of this Agreement and the transactions contemplated hereby (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), including the loss or departure of officers or other employees of such party or any of its Subsidiaries, or any termination, reduction (or potential reduction) or any other negative development (or potential negative development) in such party’s or any Subsidiary’s relationships with any of its customers, suppliers, distributors or other business partners, (B) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof; except, in the case of this clause (B), to the extent that such events (individually or in the aggregate) disproportionately affect such party and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which such party or its Subsidiaries operate, (C) changes in GAAP or changes in the interpretation of GAAP, changes in the accounting rules and regulations of the SEC, or changes in applicable Law; except, in the case of this clause (C), to the extent that such changes (individually or in the aggregate) disproportionately affect such party and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which such party or its Subsidiaries operate, (D) the taking of any action by such party or any of its Subsidiaries to the extent the taking of such action is expressly required by this Agreement or such action or omission was taken at the written request of TWOLF (in the case of XRAY) or XRAY (in the case of TWOLF), (E) any proceeding brought or threatened by stockholders of TWOLF or stockholders of XRAY (whether on behalf of TWOLF, XRAY or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Registration Statement or other disclosure documents, or otherwise arising out of or relating to this Agreement and the transactions contemplated hereby, (F) any decrease in the market price or trading volume of the XRAY Common Stock or TWOLF Common Stock (it being understood that the underlying causes of such decrease may be considered in determining whether a Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), or (G) any failure by such party to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of such party or of any securities analysts (it being understood that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), shall also be excluded from the determination of a Material Adverse Effect.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“New Entity Organizational Documents” means the organizational documents of Holdco, TWOLF Merger Sub and XRAY Merger Sub.

“Nominating and Corporate Governance Committee” means the Nominating and Corporate Governance Committee of the Board of Directors of Holdco; provided, that if, at the relevant time, such committee shall not exist or shall not have the responsibility and authority to recommend director candidates to the Board, the “Nominating and Corporate Governance Committee” shall mean such other committee of the Board of Directors of Holdco having such responsibility and authority, or if no such committee exists, for the purposes of this Agreement, a committee comprised of each “independent director” under the listing standards of NASDAQ and the applicable rules of the SEC.

“Object Code” means Software in binary, object or executable form that is intended to be directly executable by a computer without the intervening steps of compilation or assembly.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Open Source License” means a license that complies with the “Open Source Definition” of the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), in each case that requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (i) be disclosed or distributed in Source Code form, (ii) be licensed for purposes of preparing derivative works, or (iii) be redistributed at no charge.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.

“Permitted Lien” means: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, which do not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which a reasonable reserve has been established; (iii) Liens reflected in the TWOLF Balance Sheet or the XRAY Balance Sheet, as applicable, (iv) defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate or are being contested; (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Body; (vi) statutory liens for amounts not yet delinquent to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (vii) non-exclusive licenses, immunities from suit, or covenants not to assert granted under or with respect to any Intellectual Property Rights; and (viii) pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means any information that identifies or is capable of identifying a natural person or as that term is otherwise defined under applicable Law.

“Privacy Law” means applicable Laws relating to the access, use or disclosure of Personal Data.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents, (ii) Trademarks, and (iii) Copyrights, in each case of (i) – (iii) above, that are the subject of a registration or an application for registration, filed with or issued by the United States Patent and Trademark Office or any similar Governmental Body.

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Significant Subsidiary” means any TWOLF Subsidiary or XRAY Subsidiary, as the context requires, that is a “significant subsidiary” of TWOLF or XRAY, as applicable, as defined in Regulation S-X.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, and (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Source Code” means Software comprising computer programming code Software in human readable form, and excluding Object Code.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Superior Proposal” means, in the case of TWOLF, a TWOLF Superior Proposal and, in the case of XRAY, an XRAY Superior Proposal.

“Tax” means (a) any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, or abandoned property tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax or other tax of any kind whatsoever), tariff, duty (including any customs duty), and (b) any related charge or amount with respect to amounts in clause (a) above (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Technology” means all tangible items constituting, disclosing or embodying any or all of the following: technology, technical information, know how, works of authorship, trade secrets, inventions (whether or not patented or patentable), show how, techniques, design rules, algorithms, routines, models, methodologies, Software (whether Source Code or Object Code), files, compilations, including any and all data and collections of data, databases, prototypes, schematics, netlists, test methodologies, development tools and all related user documentation.

“TWOLF Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than an offer or proposal by XRAY) contemplating, involving or otherwise relating to a TWOLF Acquisition Transaction.

“TWOLF Acquisition Transaction” means (i) any transaction or series of transactions (other than the Transactions) pursuant to which any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) other than XRAY, Holdco and their respective Subsidiaries, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in the Exchange Act and the rules promulgated thereunder) of more than fifteen percent (15%) of the outstanding shares of TWOLF Common Stock or other Equity Interests of TWOLF (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the outstanding shares of any class of voting securities of TWOLF or any TWOLF Subsidiary, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving TWOLF or any of the TWOLF Subsidiaries, (ii) any transaction or series of transactions pursuant to which any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Interests of TWOLF Subsidiaries and any entity surviving any merger or combination including any of them) of TWOLF or the TWOLF Subsidiaries representing fifteen percent (15%) or more of the revenues, net income or assets (in each case, on a consolidated basis) of TWOLF and the TWOLF Subsidiaries, taken as a whole, (iii) any direct or indirect sale, lease, exchange, transfer, license or disposition of assets representing fifteen percent (15%) or more of the revenues, net income or assets (in each case, on a consolidated basis) of TWOLF and the TWOLF Subsidiaries, taken as a whole, or (iv) any other acquisition of a business or business combination transaction (including by stock purchase, merger, consolidation, tender offer, share exchange or similar transaction) that would reasonably be expected to prevent or materially delay the Transactions.

“TWOLF Employee” means any employee, officer, director or other individual service provider of TWOLF or any of the TWOLF Subsidiaries.

“TWOLF Employee Agreement” means any written employment, consulting, severance, termination, retention, transaction bonus, change in control, or other similar Contract between: (a) TWOLF or any TWOLF Subsidiaries, and (b) any TWOLF Employee, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of TWOLF or any of the TWOLF Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by TWOLF or any TWOLF Subsidiaries under applicable foreign Law.

“TWOLF Employee Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by TWOLF or any TWOLF ERISA Affiliate for the benefit of any current or former employee, officer, director or individual service provider of TWOLF or any of the TWOLF Subsidiaries or any beneficiary or dependent thereof, or under which TWOLF, any of the TWOLF Subsidiaries or any TWOLF ERISA Affiliate would reasonably be expected to have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan.

“TWOLF Equity Awards” means, collectively, TWOLF Options, TWOLF Restricted Shares and TWOLF RSUs.

“TWOLF ERISA Affiliate” means any Person under common control with TWOLF within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“TWOLF ESPPs” means Rovi Corporation 2008 Employee Stock Purchase Plan, as amended April 27, 2016.

“TWOLF Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by TWOLF or any TWOLF Subsidiary.

“TWOLF Intervening Event” means an event, fact, development or occurrence that materially affects the business, assets or operations of TWOLF (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by TWOLF) that is unknown and not reasonably foreseeable to the TWOLF Board as of the Agreement Date and becomes known to the TWOLF Board after the Agreement Date and prior to the receipt of the TWOLF Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to a TWOLF Intervening Event: (i) the receipt, existence or terms of a TWOLF Acquisition Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of XRAY, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); or (iii) any change in the trading price or trading volume of the TWOLF Common Stock or XRAY Common Stock (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof)).

“TWOLF Option” means each option to purchase shares of TWOLF Common Stock, granted pursuant to any TWOLF Stock Plan.

“TWOLF Owned Real Property” means the real property owned in whole or in part by TWOLF or any TWOLF Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of TWOLF or any TWOLF Subsidiary relating to the foregoing.

“TWOLF Plans” means any and all TWOLF Employee Benefit Plans and TWOLF Employee Agreements.

“TWOLF Products” means any and all products and services that are marketed, offered, sold, licensed, provided or distributed by TWOLF or any TWOLF Subsidiary.

“TWOLF Restricted Share” means each share of TWOLF Common Stock that is subject to forfeiture or a right of repurchase by TWOLF granted pursuant to any TWOLF Stock Plan.

“TWOLF RSU” means each restricted stock unit corresponding to a share of TWOLF Common Stock granted pursuant to any TWOLF Stock Plan.

“TWOLF Stock Plans” means collectively, the Rovi Corporation 2008 Equity Incentive Plan, as amended April 27, 2016, the Rovi Corporation 2000 Equity Incentive Plan, as amended, the TiVo Corporation Titan Equity Incentive Award Plan, and the TiVo Inc. Amended & Restated 1999 Equity Incentive Plan, as amended.

“TWOLF Superior Proposal” means a bona fide written TWOLF Acquisition Proposal for a TWOLF Acquisition Transaction (it being understood that, for purposes of this definition, each reference to “fifteen percent (15%)” in the definition of “TWOLF Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”) (i) that was not solicited in violation of Section 7.1(a)(i) and (ii) that the TWOLF Board determines in good faith (after consultation with its legal counsel and financial advisor)is more favorable to TWOLF’s stockholders from a financial point of view than the transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by XRAY in response to such TWOLF Acquisition Proposal, the identity of the Person making the TWOLF Acquisition Proposal, the anticipated timing, conditions and the ability of the Person making such TWOLF Acquisition Proposal to consummate the transactions contemplated by such TWOLF Acquisition Proposal, and that if such TWOLF Acquisition Proposal is to be financed, such financing is, at the time of the making of such TWOLF Acquisition Proposal.

“TWOLF Termination Fee” means an amount, in cash, equal to $50,800,000.

“TWOLF Triggering Event” means if: (i) a Change in Board Recommendation shall have occurred or been otherwise publicly disclosed by TWOLF or the TWOLF Board or its or their Representatives; (ii) TWOLF shall have failed to include in the Joint Proxy Statement/Prospectus the TWOLF Board Recommendation; (iii) TWOLF shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any TWOLF Acquisition Proposal, other than an Acceptable Confidentiality Agreement expressly permitted in Section 7.1 of this Agreement, or any agreement or agreement in principle requiring TWOLF to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement; or (iv) TWOLF, any TWOLF Subsidiary or any of their Representatives shall have committed a material breach of any of their respective obligations under Section 7.1.

“XRAY Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than an offer or proposal by TWOLF) contemplating, involving or otherwise relating to an XRAY Acquisition Transaction.

“XRAY Acquisition Transaction” means (i) any transaction or series of transactions pursuant to which any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) acquires or would acquire, directly or indirectly, beneficial ownership (as defined in the Exchange Act and the rules promulgated thereunder) other than TWOLF, Holdco or their respective Subsidiaries of more than fifteen percent (15%) of the outstanding shares of XRAY Common Stock or other Equity Interests of XRAY (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the outstanding shares of any class of voting securities of XRAY or any XRAY Subsidiary, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving XRAY or any of the XRAY Subsidiaries, (ii) any transaction or series of transactions pursuant to which any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Interests of XRAY Subsidiaries and any entity surviving any merger or combination including any of them) of XRAY or the XRAY Subsidiaries representing fifteen percent (15%) or more of the revenues, net income or assets (in each case, on a consolidated basis) of XRAY and the XRAY Subsidiaries, taken as a whole, (iii) any direct or indirect sale, lease, exchange, transfer, license or disposition of assets representing fifteen percent (15%) or more of the revenues, net income or assets (in each case, on a consolidated basis) of XRAY and the XRAY Subsidiaries, taken as a whole, or (iv) any other acquisition of a business or business combination transaction (including by stock purchase, merger, consolidation, tender offer, share exchange or similar transaction) that would reasonably be expected to prevent or materially delay the Transactions.

“XRAY Employee” means any employee, officer, director or other individual service provider of the XRAY or any XRAY Subsidiary.

“XRAY Employee Agreement” means any written employment, consulting, severance, termination, retention, transaction bonus, change in control, or other similar Contract between: (a) XRAY or any XRAY Subsidiaries and (b) any XRAY Employee, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of XRAY or any of the XRAY Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by XRAY or any XRAY Subsidiaries under applicable foreign Law.

“XRAY Employee Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by XRAY or any XRAY ERISA Affiliate for the benefit of any current or former employee, officer, director or individual service provider of XRAY or any of the XRAY Subsidiaries or any beneficiary or dependent thereof or under which XRAY, any of the XRAY Subsidiaries or any XRAY ERISA Affiliate would reasonably be expected to have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan.

“XRAY ESPP” means collectively, the Xperi Corporation Amended and Restated Employee Stock Purchase Plan, effective April 27, 2018, and the Xperi Corporation Second Amended and Restated International Employee Stock Purchase Plan, effective January 30, 2019.

“XRAY Equity Awards” means, collectively, XRAY Options, XRAY Restricted Shares and XRAY RSUs.

“XRAY Exchange Ratio” means 1:1.

“XRAY Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by XRAY or any XRAY Subsidiary.

“XRAY Intervening Event” means an event, fact, development or occurrence that materially affects the business, assets or operations of XRAY (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by XRAY) that is unknown and not reasonably foreseeable to the XRAY Board as of the Agreement Date and becomes known to the XRAY Board after the Agreement Date and prior to the receipt of the XRAY Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to an XRAY Intervening Event: (i) the receipt, existence or terms of an XRAY Acquisition Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of TWOLF, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); or (iii) any change in the trading price or trading volume of the XRAY Common Stock or TWOLF Common Stock (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof)).

“XRAY Option” means each stock option to purchase shares of XRAY Common Stock granted under the XRAY Stock Plans.

“XRAY Owned Real Property” means the real property owned in whole or in part by XRAY or any XRAY Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of XRAY or any XRAY Subsidiary relating to the foregoing.

“XRAY Products” means any and all products and services that are marketed, offered, sold, licensed, provided or distributed by XRAY or any XRAY Subsidiary.

“XRAY Plans” means any and all XRAY Employee Benefit Plans and XRAY Employee Agreements.

“XRAY Restricted Share” means each share of XRAY Common Stock that is subject to forfeiture or a right of repurchase by XRAY granted pursuant to any XRAY Stock Plan.

“XRAY RSU” means each restricted stock unit corresponding to a share of XRAY Common Stock that is subject to restrictions based on performance or continuing service and granted under the XRAY Stock Plans.

“XRAY Stock Plans” means collectively, the Xperi Corporation Seventh Amended and Restated 2003 Equity Incentive Plan, the DTS, Inc. 2014 New Employee Incentive Plan, as amended, the DTS, Inc. 2012 Equity Incentive Plan, as amended, and the SRS Labs, Inc. 2006 Stock Incentive Plan, as amended and restated effective August 9, 2012.

“XRAY Superior Proposal” means a bona fide written XRAY Acquisition Proposal for an XRAY Acquisition Transaction (it being understood that, for purposes of this definition, each reference to “fifteen percent (15%)” in the definition of “XRAY Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”) (i) that was not solicited in violation of Section 7.1(a)(i) and (ii) that the XRAY Board determines in good faith (after consultation with its legal counsel and financial advisor)is more favorable to XRAY’s stockholders from a financial point of view than the transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by XRAY in response to such XRAY Acquisition Proposal, the identity of the Person making the XRAY Acquisition Proposal, the anticipated timing, conditions and the ability of the Person making such XRAY Acquisition Proposal to consummate the transactions contemplated by such XRAY Acquisition Proposal, and that if such XRAY Acquisition Proposal is to be financed, such financing is, at the time of the making of such XRAY Acquisition Proposal.

“XRAY Termination Fee” means an amount, in cash, equal to $44,000,000.

“XRAY Triggering Event” means: (i) a Change in Board Recommendation shall have occurred or been otherwise publicly disclosed by XRAY or the XRAY Board or its or their Representatives; (ii) XRAY shall have failed to include in the Joint Proxy Statement/Prospectus the XRAY Board Recommendation; (iii) XRAY shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any XRAY Acquisition Proposal, other than an Acceptable Confidentiality Agreement expressly permitted in Section 7.1(b) of this Agreement, or any agreement or agreement in principle requiring XRAY to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement; or (iv) the XRAY, any XRAY Subsidiary or any of their Representatives shall have committed a material breach of any of their respective obligations under Section 7.1.

2.    Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below will have the respective meanings therein defined.

Section
2019 Capex Budget	6.2(f)
Agreement	Preamble
Agreement Date	Preamble
Available TWOLF SEC Document	Article IV
Available XRAY SEC Document	Article V
Book-Entry Share	3.3(b)
Capitalization Date	4.2(a)
CERCLA	4.13(b)
Certificate	3.3(b)

Section
Change in Board Recommendation	7.4(b)
Closing	1.3
Closing Date	1.3
Code	Recitals
Collective Bargaining Agreement	4.16(a)
Confidentiality Agreement	7.7
Continuation Period	7.9(a)
Covered Employees	7.9(a)
DGCL	1.2(a)
Effective Time	1.4
Enforcement Costs	9.3(f)
Environmental Laws	4.13(b)
Excess Shares	3.3(e)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
FIRPTA Certificate	8.4
fraud	9.2
Governmental Body	4.3(d)
Holdco	Preamble
Holdco By-laws	1.1(a)
Holdco Charter	1.1(a)
Holdco Employee Benefit Plan	7.9(c)
Indemnified Parties	7.10(c)
Interim Period	7.6(a)
Judgment	4.3(c)
Merger Consideration	3.1(b)(i)
Merger Subs	Preamble
Mergers	Recitals
NASDAQ	4.3(d)
NASDAQ Rules	4.10(b)
Notice Period	7.4(c)
Outside Date	9.1(b)
Permits	4.1(b)
Proxy Statement/Prospectus	7.4(a)
RCRA	4.13(b)
Registration Statement	7.4(a)
Restraint	8.1(d)
SEC	Article IV
Superior Proposal Notice	7.4(c)
Surviving Corporations	Recitals
TWOLF	Preamble
TWOLF 2019 CapEx Budget	6.2(f)
TWOLF Balance Sheet	4.5(c)
TWOLF Board	Recitals
TWOLF Board Recommendation	Recitals
TWOLF Book-Entry Share	3.3(b)
TWOLF Certificate	3.3(b)
TWOLF Certificate of Merger	1.4
TWOLF Charter Documents	4.1(c)
TWOLF Designees	2.1(c)
TWOLF Disclosure Schedule	IV
TWOLF Exchange Ratio	3.1(b)(i)
TWOLF Expense Reimbursement Amount	9.3(c)

Section
TWOLF Financial Advisor	4.9
TWOLF Financial Statements	4.5(b)
TWOLF Leased Real Property	4.19(b)
TWOLF Material Contract	4.18(a)
TWOLF Maximum Amount	7.11
TWOLF Merger	Recitals
TWOLF Merger Consideration	3.1(b)(i)
TWOLF Merger Sub	Preamble
TWOLF Merger Sub Common Stock	5.2(e)
TWOLF Preferred Stock	4.2(a)
TWOLF Real Property Leases	4.19(b)
TWOLF Registered Intellectual Property	4.15(a)
TWOLF SEC Reports	4.5(a)
TWOLF Significant Customer	4.20
TWOLF Stockholder Approval	4.3(e)
TWOLF Stockholder Meeting	Recitals
TWOLF Subsidiaries	4.1(a)
TWOLF Surviving Corporation	Recitals
willful and material breach	9.2
XRAY	Preamble
XRAY 2019 CapEx Budget	6.2(f)
XRAY Balance Sheet	5.5(c)
XRAY Board	Recitals
XRAY Board Recommendation	Recitals
XRAY Book-Entry Share	3.3(b)
XRAY Certificate	3.3(b)
XRAY Certificate of Merger	1.4
XRAY Charter Documents	5.1(c)
XRAY Designees	2.1(c)
XRAY Disclosure Schedule	V
XRAY Expense Reimbursement Amount	9.3(e)
XRAY Financial Advisor	5.9
XRAY Financial Statements	5.5(b)
XRAY Leased Real Property	5.19(b)
XRAY Material Contract	5.18(a)
XRAY Maximum Amount	7.11
XRAY Merger	Recitals
XRAY Merger Consideration	3.1(a)(i)
XRAY Merger Sub	Preamble
XRAY Merger Sub Common Stock	5.2(d)
XRAY Preferred Stock	5.2(a)
XRAY Real Property Leases	5.19(b)
XRAY Registered Intellectual Property	4.15(a)
XRAY SEC Reports	5.5(a)
XRAY Significant Customer	5.20
XRAY Stockholder Approval	5.3(e)
XRAY Stockholder Meeting	Recitals
XRAY Subsidiaries	5.1(a)
XRAY Surviving Corporation	Recitals

Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

TIVO CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned do hereby certify that the following resolution was duly adopted by the Board of Directors of TIVO CORPORATION, a Delaware corporation (the “Company”), on December 18, 2019:

RESOLVED, that pursuant to the authority vested in the board of directors of the Company (the “Board of Directors”) by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors does hereby create, authorize and provide for the issue of a series of Preferred Stock, par value $0.001 per share, of the Company, to be designated “Series A Junior Participating Preferred Stock”, initially consisting of 150,000 shares, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations or restrictions of the Series A Junior Participating Preferred Stock are not stated and expressed in the Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein):

1.    Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” and the number of shares constituting such series shall be 150,000.

2.    Dividends and Distributions.

(a)    The holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and November in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Company shall at any time after January 6, 2020 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)    The Company shall declare a dividend or distribution on the outstanding shares of Series A Junior Participating Preferred Stock as provided in Paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the outstanding shares of Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c)    Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than thirty (30) days prior to the date fixed for the payment thereof.

3.    Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(a)    Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)    Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c)    (i)    If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a “default period”) which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

(ii)    During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(c) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that such voting right shall not be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii)    Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Company. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this Paragraph (c)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to such holder at such holder’s last address as the same appears on the books of the Company. Such meeting shall be called for a time not earlier than twenty (20) days and not later than sixty (60) days after such order or request, or in default of the calling of such meeting within sixty (60) days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this Paragraph (c)(iii), no such special meeting shall be called during the period within sixty (60) days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv)    In any default period, the holders of Common Stock, and other classes of stock of the Company if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in Paragraph (c)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this Paragraph (c) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v)    Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Certificate of Incorporation or by-laws of the Company irrespective of any increase made pursuant to the provisions of Paragraph (c)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Certificate of Incorporation or by-laws of the Company). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(d)    Except as set forth herein, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

4.    Certain Restrictions.

(a)    Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i)    declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii)    declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)    redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

(b)    purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)    The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under Paragraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5.    Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6.    Liquidation, Dissolution or Winding Up.

(a)    Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount equal to $1,000 per share of Series A Junior Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series A Liquidation Preference”). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in subparagraph (c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the “Adjustment Number”). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b)    In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c)    In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7.    Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. Notwithstanding anything herein to the contrary, no such exchange or change shall occur upon the consummation of the proposed merger between the Company and a wholly owned subsidiary of XRAY-TWOLF HoldCo Corporation pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019 among the Company, Xperi Corporation, TWOLF Merger Sub Corporation, XRAY Merger Sub Corporation and XRAY-TWOLF HoldCo Corporation.

8.    No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

9.    Amendment. The Certificate of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

10.    Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by a duly authorized officer this 20th day of December, 2019.

COMPANY: TIVO CORPORATION

By:	/s/ David Shull
Name:	David Shull
Title:	Chief Executive Officer

Exhibit 4.1

EXECUTION COPY

SECTION 382 RIGHTS AGREEMENT

dated as of

December 18, 2019

between

TIVO CORPORATION

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

as Rights Agent

-i-

(continued)

Page
EXHIBITS

Exhibit A	Form of Certificate of Designation of Series A Junior Participating Preferred Stock

Exhibit B	Form of Rights Certificate

Exhibit C	Summary of Rights to Purchase Series A Junior Participating Preferred Stock

-ii-

EXECUTION COPY

SECTION 382 RIGHTS AGREEMENT

This SECTION 382 RIGHTS AGREEMENT, dated as of December 18, 2019 (this “Agreement”), is made and entered into by and between TIVO CORPORATION, a Delaware corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, a New York limited liability trust company, as rights agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company has generated NOLs (as defined in Section 1 hereof) for United States federal and applicable state income tax purposes, the Company desires to avoid an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (and corresponding provisions of applicable state income tax law) and thereby preserve the Company’s ability to utilize fully such NOLs, and, in furtherance of such objective, the Company desires to enter into this Agreement; and

WHEREAS, on December 18, 2019 (the “Rights Dividend Declaration Date”), the Board of Directors of the Company (the “Board of Directors”) authorized and declared a dividend distribution of one Right (as hereinafter defined) for each share of Common Stock (as hereinafter defined) outstanding at the Close of Business (as hereinafter defined) on January 6, 2020 (the “Record Date”), each Right initially representing the right to purchase one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company having the rights, powers and preferences set forth in the form of Certificate of Designation attached hereto as Exhibit A, upon the terms and subject to the conditions hereinafter set forth (the “Rights”), and has further authorized the issuance of one Right (as such number may hereinafter be adjusted pursuant to the provisions of Section 11(p) hereof) for each share of Common Stock issued between the Record Date (whether originally issued or delivered from the Company’s treasury) and the earlier of the Close of Business on the Distribution Date (as defined in Section 3 hereof) and the Expiration Date (as defined in Section 7(a) hereof).

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.    Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a)    “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, is or becomes the Beneficial Owner of 4.95% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or (iv) any Exempted Person. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” solely as a result of an Exempted Transaction.

(b)    “Affiliate” and “Associate” shall mean, with respect to any Person, any other Person whose Common Stock would be deemed constructively owned by such first Person for purposes of Section 382 of the Code, would be deemed owned by a single “entity” as defined in Treasury Regulation § 1.382-3(a)(1) in which both such Persons are included, or otherwise would be deemed aggregated with Common Stock owned by such first Person pursuant to the provisions of Section 382 of the Code and the Treasury Regulations thereunder; provided, however, that a Person shall not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were directors of the Company.

(c)    “Agreement” shall have the meaning set forth in the preamble to this Agreement.

(d)    A Person shall be deemed a “Beneficial Owner” of, shall be deemed to have “Beneficial Ownership” and shall be deemed to “beneficially own” any securities that such Person directly owns, that such

1.

Person would be deemed to constructively own, pursuant to Section 382 of the Code and the Treasury Regulations promulgated thereunder (including pursuant to the “option” rules of Treasury Regulation Section 1.382-4), that such Person would be deemed to own together with any other Persons as a single “entity” under Treasury Regulation Section 1.382-3(a)(l), or that otherwise would be aggregated with securities owned by such Person pursuant to Section 382 and the Treasury Regulations thereunder. For the avoidance of doubt, and notwithstanding anything to the contrary herein, any options, warrants or other rights to acquire Common Stock shall be treated as exercised for purposes of calculation of the numerator of a Person’s percentage ownership of Common Stock in the definition of “Acquiring Person” but not for purposes of calculation of the denominator of such percentage ownership.

(e)    “Board of Directors” shall have the meaning set forth in the recitals of this Agreement.

(f)    “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(g)    “Close of Business” on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(h)    “Code” shall have the meaning set forth in the recitals to this Agreement.

(i)    “Common Stock” shall mean the common stock, par value $0.001 per share, of the Company, except that “Common Stock” when used with reference to any Person other than the Company shall mean the capital stock of such Person with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person (or, if such Person is a Subsidiary of another Person, the Person or Persons that ultimately control such first mentioned Person).

(j)    “Common Stock Equivalents” shall have the meaning set forth in Section 11(a)(iii) hereof.

(k)    “Company” shall have the meaning set forth in the preamble to this Agreement.

(l)    “Current Market Price” shall have the meaning set forth in Sections 11(d)(i) and 11(d)(ii) hereof.

(m)    “Current Value” shall have the meaning set forth in Section 11(a)(iii) hereof.

(n)    “Distribution Date” shall have the meaning set forth in Section 3(a) hereof.

(o)    “Equivalent Preferred Stock” shall have the meaning set forth in Section 11(b) hereof.

(p)    “Exempted Person” shall mean any Person who, together with all Affiliates and Associates of such Person,

(i)    is the Beneficial Owner of securities (as disclosed in public filings with the Securities and Exchange Commission on the Rights Dividend Declaration Date), representing 4.95% or more of the shares of Common Stock outstanding on the Rights Dividend Declaration Date, provided, however, that any such Person described in this clause (i) shall no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person if such Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such Person had at any time since the Rights Dividend Declaration Date, except solely (x) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Common Stock by the Company; or

2.

(ii)    becomes the Beneficial Owner of securities representing 4.95% or more of the shares of Common Stock then outstanding because of a reduction in the number of outstanding shares of Common Stock then outstanding as a result of the purchase by the Company or a Subsidiary of the Company of shares of Common Stock, provided, however, that any such Person described in this clause (ii) shall no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person if such Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner, at any time after the date such Person became the Beneficial Owner of 4.95% or more of the then outstanding shares of Common Stock, of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such Person had at any time since the date such Person first became the Beneficial Owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (x) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Common Stock by the Company; or

(iii)    who is a Beneficial Owner of 4.95% or more of the shares of Common Stock outstanding at any time and whose beneficial ownership, as determined by the Board of Directors in its sole discretion, (x) would not jeopardize or endanger the availability to the Company of its NOLs or other Tax Benefits or (y) is otherwise in the best interests of the Company, provided, however, that if a Person is an Exempted Person solely by reason of this clause (iii), then such Person shall cease to be an Exempted Person if (A) such Person ceases to beneficially own 4.95% or more of the shares of the then outstanding Common Stock, (B) after the date of such determination by the Board of Directors, such Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such Person had at any time since the date such Person first became the Beneficial Owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (I) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (II) as a result of a redemption of shares of Common Stock by the Company, or (C) the Board of Directors, in its sole discretion, makes a contrary determination with respect to the effect of such Person’s beneficial ownership (together with all Affiliates and Associates of such Person) with respect to the availability to the Company of its NOLs or other Tax Benefits.

A purchaser, assignee or transferee of the shares of Common Stock (or warrants or options exercisable for Common Stock) from an Exempted Person shall not thereby become an Exempted Person, except that a transferee from the estate of an Exempted Person who receives Common Stock as a bequest or inheritance from an Exempted Person shall be an Exempted Person so long as such Person continues to be the Beneficial Owner of 4.95% or more of the then outstanding shares of Common Stock.

(q)    “Exempted Transaction” shall mean any transaction that the Board of Directors determines, in its sole discretion, is an “Exempted Transaction,” which determination shall be irrevocable.

(r)    “Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

(s)    “Final Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

(t)    “NOLs” shall mean the Company’s net operating loss carryforwards.

(u)    “Person” shall mean any individual, firm, corporation, limited liability company, partnership or other entity, or a group of Persons making a “coordinated acquisition” of shares or otherwise treated as an entity within the meaning of Section 1.382-3(a)(1) of the Treasury Regulations, and shall include any successor (by merger or otherwise) of such individual or entity, but shall not include a Public Group (as such term is defined in Section 1.382-2T(f)(13) of the Treasury Regulations).

(v)    “Preferred Stock” shall mean the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company having the rights, powers and preferences set forth in the form of the Certificate of Designation attached hereto as Exhibit A, and, to the extent that there are not a sufficient number of shares of Series A Junior Participating Preferred Stock authorized to permit the full exercise of the Rights, any other series of

3.

Preferred Stock, par value $0.001 per share, of the Company designated for such purpose containing terms substantially similar to the terms of the Series A Junior Participating Preferred Stock.

(w)    “Principal Party” shall have the meaning set forth in Section 13(b) hereof.

(x)    “Purchase Price” shall have the meaning set forth in Section 4(a) hereof.

(y)    “Record Date” shall have the meaning set forth in the recitals of this Agreement.

(z)    “Right” shall have the meaning set forth in the recitals of this Agreement.

(aa)    “Rights Agent” shall have the meaning set forth in the preamble to this Agreement.

(bb)    “Rights Certificate” shall have the meaning set forth in Section 3(a) hereof.

(cc)    “Rights Dividend Declaration Date” shall have the meaning set forth in the recitals of this Agreement.

(dd)    “Section 11(a)(ii) Event” shall mean any event described in Section 11(a)(ii) hereof.

(ee)    “Section 13 Event” shall mean any event described in clause (x), (y) or (z) of Section 13(a) hereof.

(ff)    “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) under the Exchange Act) by the Company or an Acquiring Person indicating that an Acquiring Person has become such or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person; provided, however, that if a Person is determined to be an Exempted Person (and as a result such Person is not an Acquiring Person), then the Stock Acquisition Date that otherwise shall have occurred shall be deemed not to have occurred.

(gg)    “Subsidiary” shall mean, with reference to any Person, any Person of which a majority of the voting power of voting equity securities or equity interests is beneficially owned, directly or indirectly, by such Person or otherwise controlled by such Person.

(hh)    “Substitution Period” shall have the meaning set forth in Section 11(a)(iii) hereof.

(ii)    “Summary of Rights” shall have the meaning set forth in Section 3(b) hereof.

(jj)    “Trading Day” shall have the meaning set forth in Section 11(d)(i) hereof.

(kk)    “Tax Benefits” shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers, foreign tax credit carryovers, any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Code, and the Treasury Regulations promulgated thereunder, of the Company or any of its Subsidiaries.

(ll)    “Treasury Regulations” shall mean final, temporary and proposed income tax regulations promulgated under the Code, as amended.

(mm)    “Triggering Event” shall mean any Section 11(a)(ii) Event or any Section 13 Event.

2.    Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights

4.

agents as it may deem necessary or desirable; provided, however, that the Rights Agent shall have no duty to supervise and in no event shall be liable for the acts or omissions of any such co-Rights Agents.

3.    Issue of Rights Certificates.

(a)    Until the earlier of (i) the Close of Business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date), or (ii) the Close of Business on the tenth Business Day (or such later date as the Board of Directors shall determine prior to such time as any Person becomes an Acquiring Person) after the date that a tender or exchange offer by any Person (other than any Exempted Person, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such Person would become an Acquiring Person (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit B hereto (the “Rights Certificates”), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

(b)    The Company will make available, as promptly as practicable following the Record Date, a copy of a Summary of Rights, in substantially the form attached hereto as Exhibit C (the “Summary of Rights”), to any holder of Rights who may so request from time to time prior to the Expiration Date. With respect to certificates for the Common Stock outstanding as of the Record Date, or issued subsequent to the Record Date, unless and until the Distribution Date shall occur, the Rights will be evidenced by such certificates for the Common Stock and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. Until the earliest of the Distribution Date, the Expiration Date (as such term is defined in Section 7 hereof) or the redemption of the Rights pursuant to Section 23 hereof, the transfer of any certificates representing shares of Common Stock in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with such shares of Common Stock.

(c)    Rights shall be issued in respect of all shares of Common Stock which are issued (whether originally issued or from the Company’s treasury) after the Record Date but prior to the earliest of the Distribution Date, the Expiration Date or the redemption of the Rights pursuant to Section 23 hereof. Certificates representing such shares of Common Stock shall also be deemed to be certificates for Rights, and shall bear a legend substantially in the following form:

“This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Section 382 Rights Agreement between TiVo Corporation (the “Company”) and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), dated as of December 18, 2019, as the same may be amended from time to time (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Rights Agent. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Rights Agent will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written

5.

request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.”

With respect to such certificates containing the foregoing legend, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

4.    Form of Rights Certificates.

(a)    The Rights Certificates (and the forms of election to purchase and of assignment to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 11 and Section 22 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Record Date or, in the case of Rights with respect to Common Stock issued or becoming outstanding after the Record Date, the same date as the date of the share certificate evidencing such shares, and on their face shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Preferred Stock as shall be set forth therein at the price set forth therein (such exercise price per one one-thousandth of a share, the “Purchase Price”), but the amount and type of securities purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

(b)    Any Rights Certificate issued pursuant to Section 3(a), Section 11(i) or Section 22 hereof that represents Rights beneficially owned by any Person known to be: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom such Acquiring Person has any continuing plan, agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors has determined is part of a plan, agreement, arrangement or understanding which has as a primary purpose or effect avoidance of Section 7(e) hereof, or (iv) subsequent transferees of such Persons described in clause (i), (ii) or (iii) of this sentence, and any Rights Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent feasible) a legend substantially in the following form:

“The Rights represented by this Rights Certificate are or were beneficially owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of the Rights Agreement.”

The absence of the foregoing legend on any Rights Certificate shall in no way affect any of the other provisions of this Agreement, including, without limitation, the provisions of Section  7(e).

5.    Countersignature and Registration.

(a)    The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board of Directors, its Principal Executive Officer, its Chief Operating Officer, its Principal Financial Officer or any executive officer of the Company, either manually or by facsimile signature, and shall have affixed thereto the Company’s seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the

6.

Company, either manually or by facsimile signature. The Rights Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature, and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificates may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

(b)    Following the Distribution Date, the Rights Agent shall keep, or cause to be kept, at its principal office or offices designated as the appropriate place for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the date of each of the Rights Certificates.

6.    Transfer, Split Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates.

(a)    Subject to the provisions of Section 4(b), Section 7(e), Section 14 and Section 27 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date or the redemption of the rights pursuant to Section 23 hereof, any Rights Certificate or Certificates may be transferred, split up, combined or exchanged for another Rights Certificate or Certificates, entitling the registered holder to purchase a like number of one one-thousandths of a share of Preferred Stock (or, following a Triggering Event, Common Stock, other securities, cash or other assets, as the case may be) as the Rights Certificate or Certificates surrendered then entitles such holder (or former holder in the case of a transfer) to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate or Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Certificates to be transferred, split up, combined or exchanged at the principal office or offices of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Section 4(b), Section 7(e), Section 14 and Section 27 hereof, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates. The Rights Agent shall promptly forward any such sum collected by it to the Company or to such Persons as the Company shall specify by written notice.

(b)    Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

7.    Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a)    Subject to Section 7(e) and Section 27 hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a) hereof) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal

7.

office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandth of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the Close of Business on December 18, 2022 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof, (iii) the time at which all of the Rights (other than Rights that have become void pursuant to the provisions of Section 7(e) hereof) are exchanged for Common Stock or other assets or securities as provided in Section 27 hereof, (iv) the time at which the Agreement and Plan of Merger, dated as of December 18, 2019 (the “Merger Agreement”), by and among the Company, Xperi Corporation, TWOLF Merger Sub Corporation, XRAY Merger Sub Corporation and XRAY-TWOLF HoldCo Corporation shall be terminated for any reason prior to the consummation of the Mergers (as defined therein) contemplated thereby (the “Mergers”), (v) the time at which the Mergers shall be consummated in accordance with the terms of the Merger Agreement, (vi) the time at which the Board of Directors determines that this Agreement is no longer necessary or desirable for the preservation of Tax Benefits, or (vii) the Close of Business on the first day of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward (the earliest of (i) and (ii) and (iii) and (iv) and (v) and (vi) and (vii) being herein referred to as the “Expiration Date”).

(b)    The Purchase Price for each one one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be $35.00, and shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in accordance with paragraph (c) below.

(c)    Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate duly executed, accompanied by payment, with respect to each Right so exercised, of the Purchase Price per one one-thousandth of a share of Preferred Stock (or other shares, securities, cash or other assets, as the case may be) to be purchased as set forth below and an amount equal to any applicable transfer tax, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i) (A) requisition from any transfer agent of the shares of Preferred Stock (or make available, if the Rights Agent is the transfer agent for such shares) certificates for the total number of one one-thousandths of a share of Preferred Stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of shares of Preferred Stock issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-thousandths of a share of Preferred Stock as are to be purchased (in which case certificates for the shares of Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company shall direct the depositary agent to comply with such request, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to, or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash described in clause (ii) hereof, if any, to or upon the order of the registered holder of such Rights Certificate. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) shall be made in cash or by certified bank check or bank draft payable to the order of the Rights Agent for credit to the Company. In the event that the Company is obligated to issue other securities (including Common Stock) of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate. The Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock would be issued.

(d)    In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of Section 14 hereof.

(e)    Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Section 11(a)(ii) Event, any Rights beneficially owned by any Person known to be (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, (iii) a transferee of an

8.

Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing plan, agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors has determined is part of a plan, agreement, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e), or (iv) subsequent transferees of such Persons described in clause (i), (ii) or (iii) of this sentence, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall use all reasonable efforts to insure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Rights Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or any of its Affiliates, Associates or transferees hereunder.

(f)    Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) properly completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

8.    Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

9.    Reservation and Availability of Capital Stock.

(a)    The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock (and, following the occurrence of a Triggering Event, out of its authorized and unissued shares of Common Stock and/or other securities or out of its authorized and issued shares held in its treasury), the number of shares of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) that, as provided in this Agreement, including Section 11(a)(iii) hereof, will be sufficient to permit the exercise in full of all outstanding Rights.

(b)    So long as the shares of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) issuable and deliverable upon the exercise of the Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c)    The Company shall use its best efforts to (i) file, as soon as practicable following the earliest date after the first occurrence of a Section 11(a)(ii) Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with Section 11(a)(iii) hereof, a registration statement under the Securities Act of 1933 with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act of 1933) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities, and (B) the date of the expiration of the Rights. The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or “blue sky” laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed ninety (90) days after the date set forth in clause (i) of the first sentence of this Section

9.

9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension has been rescinded. In addition, if the Company shall determine that a registration statement is required following the Distribution Date, the Company may temporarily suspend the exercisability of the Rights until such time as a registration statement has been declared effective. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction if the requisite qualification in such jurisdiction shall not have been obtained, the exercise thereof shall not be permitted under applicable law or a registration statement shall not have been declared effective.

(d)    The Company covenants and agrees that it will take all such action as may be necessary to ensure that all one one-thousandths of a share of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (or Units) (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and non-assessable.

(e)    The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Rights Certificates and of any certificates for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Rights Certificates to a Person other than, or the issuance or delivery of a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) in respect of a name other than that of, the registered holder of the Rights Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until such tax shall have been paid (any such tax being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company’s satisfaction that no such tax is due.

10.    Preferred Stock Record Date. Each Person in whose name any certificate for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of such fractional shares of Preferred Stock (or Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and all applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a stockholder of the Company with respect to shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11.    Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. The Purchase Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)    (i)    In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a) and Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the

10.

number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares of Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of Preferred Stock or capital stock, as the case may be, issuable upon exercise of one Right. If an event occurs which would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

(ii)    In the event any Person shall become an Acquiring Person, then, promptly following the occurrence of such event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) hereof) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of a number of one one-thousandths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the “Purchase Price” for each Right and for all purposes of this Agreement) by 50% of the Current Market Price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such number of shares, the “Adjustment Shares”).

(iii)    In the event that the number of shares of Common Stock which are authorized by the Company’s Certificate of Incorporation but not outstanding, subscribed for or reserved for issuance for purposes other than upon exercise of the Rights are not sufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall (A) determine the value of the Adjustment Shares issuable upon the exercise of a Right (the “Current Value”), and (B) with respect to each Right (subject to Section 7(e) hereof), make adequate provision to substitute for the Adjustment Shares, upon the exercise of a Right and payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock, such as the Preferred Stock, which the Board of Directors has deemed to have essentially the same value or economic rights as shares of Common Stock (such shares of preferred stock being referred to as “Common Stock Equivalents”)), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value (less the amount of any reduction in the Purchase Price), where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board of Directors; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Section 11(a)(ii) Event and (y) the date on which the Company’s right of redemption pursuant to Section 23(a) expires (the later of (x) and (y) being referred to herein as the “Section 11(a)(ii) Trigger Date”), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. For purposes of the preceding sentence, the term “Spread” shall mean the excess of (i) the Current Value over (ii) the Purchase Price. If the Board of Directors determines in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the “Substitution Period”). To the extent that the Company determines that action should be taken pursuant to the first and/or third sentences of this Section 11(a)(iii), the Company (1) shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights, and (2) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek such stockholder approval for such authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been

11.

temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of each Adjustment Share shall be the Current Market Price per share of the Common Stock on the Section 11(a)(ii) Trigger Date and the per share or per unit value of any Common Stock Equivalent shall be deemed to equal the Current Market Price per share of the Common Stock on such date.

(b)    In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five (45) calendar days after such record date) Preferred Stock (or shares having the same rights, privileges and preferences as the shares of Preferred Stock (“Equivalent Preferred Stock”)) or securities convertible into Preferred Stock or Equivalent Preferred Stock at a price per share of Preferred Stock or per share of Equivalent Preferred Stock (or having a conversion price per share, if a security convertible into Preferred Stock or Equivalent Preferred Stock) less than the Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of shares of Preferred Stock which the aggregate offering price of the total number of shares of Preferred Stock and/or Equivalent Preferred Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price, and the denominator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of Preferred Stock or capital stock, as the case may be, issuable upon exercise of one Right. In case such subscription price may be paid by delivery of consideration part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Preferred Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c)    In case the Company shall fix a record date for a distribution to all holders of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or evidences of indebtedness, or of subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a share of Preferred Stock and the denominator of which shall be such Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of Preferred Stock or capital stock, as the case may be, issuable upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price which would have been in effect if such record date had not been fixed.

(d)    (i)    For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iii) hereof, the Current Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of such Common Stock for the thirty (30) consecutive Trading Days immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(iii) hereof, the Current Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of such Common Stock for the ten (10) consecutive Trading Days immediately following such date; provided, however, that in the event that the Current Market Price per share of the Common

12.

Stock is determined during a period following the announcement by the issuer of such Common Stock of (A) a dividend or distribution on such Common Stock payable in shares of such Common Stock or securities convertible into shares of such Common Stock (other than the Rights), or (B) any subdivision, combination or reclassification of such Common Stock, and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification shall not have occurred prior to the commencement of the requisite thirty (30) Trading Day or ten (10) Trading Day period, as set forth above, then, and in each such case, the Current Market Price shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on The Nasdaq Global Select Market or, if the shares of Common Stock are not listed or admitted to trading on The Nasdaq Global Select Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market or such other system then in use, or, if on any such date the shares of Common Stock are not so quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If on any such date no market maker is making a market in the Common Stock, the fair value of such shares on such date as determined in good faith by the Board of Directors shall be used. The term “Trading Day” shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, a Business Day. If the Common Stock is not publicly held or not so listed or traded, Current Market Price per share shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(ii)    For the purpose of any computation hereunder, the Current Market Price per share of Preferred Stock shall be determined in the same manner as set forth above for the Common Stock in clause (i) of this Section 11(d) (other than the last sentence thereof). If the Current Market Price per share of Preferred Stock cannot be determined in the manner provided above or if the Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the Current Market Price per share of Preferred Stock shall be conclusively deemed to be an amount equal to 1,000 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Agreement) multiplied by the Current Market Price per share of the Common Stock. If neither the Common Stock nor the Preferred Stock is publicly held or so listed or traded, Current Market Price per share of the Preferred Stock shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. For all purposes of this Agreement, the Current Market Price of a Unit shall be equal to the Current Market Price of one share of Preferred Stock divided by 1,000.

(e)    Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one-thousandth of a share of Common Stock or other share of capital stock or one-ten millionth of a share of Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment, or (ii) the Expiration Date.

(f)    If as a result of an adjustment made pursuant to Section 11(a)(ii) or Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), (b), (c), (e), (g), (h), (i), (j), (k) and (m), and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

13.

(g)    All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)    Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a share of Preferred Stock (calculated to the nearest one-ten millionth of a share of Preferred Stock) obtained by:

(i)    multiplying (x) the number of one one-thousandths of a share covered by a Right immediately prior to this adjustment, by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, and

(ii)    dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i)    The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of one one-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one one-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j)    Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per one one-thousandth of a share and the number of one one-thousandths of a share which were expressed in the initial Rights Certificates issued hereunder.

(k)    Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable such number of one one-thousandths of a share of Preferred Stock at such adjusted Purchase Price.

(l)    In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of one one-thousandths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon

14.

such exercise over and above the number of one one-thousandths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(m)    Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred Stock, (ii) issuance wholly for cash of any shares of Preferred Stock at less than the Current Market Price, (iii) issuance wholly for cash of shares of Preferred Stock or securities which by their terms are convertible into or exchangeable for shares of Preferred Stock, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n)    The Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of related transactions, assets, cash flow or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger or sale there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale, the stockholders of the Person who constitutes, or would constitute, the “Principal Party” for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates.

(o)    The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23 or Section 26 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p)    Notwithstanding anything in this Agreement to the contrary, in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine or consolidate the outstanding shares of Common Stock into a smaller number of shares, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, the consummation of either of the Mergers contemplated by the Merger Agreement shall not, in and of themselves, be deemed to constitute a Triggering Event hereunder.

12.    Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 and Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Preferred Stock and the Common Stock, a copy of such certificate, and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution

15.

Date, to each holder of a certificate representing shares of Common Stock) in accordance with Section 25 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained.

13.    Consolidation, Merger or Sale or Transfer of Assets, Cash Flow or Earning Power.

(a)    In the event that, following the Stock Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (y) any Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one transaction or a series of related transactions, assets, cash flow or earning power aggregating more than 50% of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons (other than the Company or any Subsidiary of the Company in one or more transactions each of which complies with Section 11(o) hereof), then, and in each such case, proper provision shall be made so that: (i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such one one-thousandths of a share for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event by the Purchase Price in effect immediately prior to such first occurrence of a Section 11(a)(ii) Event), and (2) dividing that product (which, following the first occurrence of a Section 13 Event, shall be referred to as the “Purchase Price” for each Right and for all purposes of this Agreement) by 50% of the Current Market Price (determined pursuant to Section 11(d)(i) hereof) per share of the Common Stock of such Principal Party on the date of consummation of such Section 13 Event; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term “Company” shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event; (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock) in connection with the consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights; and (v) the provisions of Section 11(a)(ii) hereof shall be of no effect following the first occurrence of any Section 13 Event.

(b)    “Principal Party” shall mean:

(i)    in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a), the Person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to such merger or consolidation; and

(ii)    in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the greatest portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions; provided, however, that in any such case, (1) if the Common Stock of such Person is not at such time and has not been continuously over the preceding twelve-month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, “Principal Party” shall refer to such other Person; and (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stocks of two

16.

or more of which are and have been so registered, “Principal Party” shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest aggregate market value.

(c)    The Company shall not consummate any such consolidation, merger, sale or transfer unless the Principal Party shall have a sufficient number of authorized shares of its Common Stock which have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger or sale of assets mentioned in paragraph (a) of this Section 13, the Principal Party will:

(i)    prepare and file a registration statement under the Securities Act of 1933, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and will use its best efforts to cause such registration statement (A) to become effective as soon as practicable after such filing and (B) to remain effective (with a prospectus at all times meeting the requirements of the Securities Act of 1933) until the Expiration Date; and

(ii)    take all such other action as may be necessary to enable the Principal Party to issue the securities purchasable upon exercise of the Rights, including but not limited to the registration or qualification of such securities under all requisite securities laws of jurisdictions of the various states and the listing of such securities on such exchanges and trading markets as may be necessary or appropriate; and

(iii)    deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates which comply in all respects with the requirements for registration on Form 10 under the Exchange Act.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights which have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

14.    Fractional Rights and Fractional Shares.

(a)    The Company shall not be required to issue fractions of Rights, except prior to the Distribution Date as provided in Section 11(p) hereof, or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on The Nasdaq Global Select Market or, if the Rights are not listed or admitted to trading on The Nasdaq Global Select Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading, or if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market or such system then in use or, if on any such date the Rights are not so quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights the fair value of the Rights on such date as determined in good faith by the Board of Directors shall be used.

(b)    The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock). In lieu of fractional shares of Preferred

17.

Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-thousandth of a share of Preferred Stock. For purposes of this Section 14(b), the current market value of one one-thousandth of a share of Preferred Stock shall be one one-thousandth of the closing price of a share of Preferred Stock (as determined pursuant to Section 11(d)(ii) hereof) for the Trading Day immediately prior to the date of such exercise.

(c)    Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock upon exercise of the Rights or to distribute certificates which evidence fractional shares of Common Stock. In lieu of fractional shares of Common Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one (1) share of Common Stock. For purposes of this Section 14(c), the current market value of one (1) share of Common Stock shall be the closing price of one (1) share of Common Stock (as determined pursuant to Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

(d)    The holder of a Right by the acceptance of the Rights expressly waives his or her right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section  14.

15.    Rights of Action. All rights of action in respect of this Agreement, except the rights of action that are given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Stock), may, in such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.

16.    Agreement of Rights Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)    prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of Common Stock;

(b)    after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office or offices of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates fully executed;

(c)    subject to Section 6(a) and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e) hereof, shall be required to be affected by any notice to the contrary; and

(d)    notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or

18.

administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use commercially reasonable efforts to have any such order, decree, judgment or ruling lifted or otherwise overturned as soon as possible.

17.    Rights Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of one one-thousandths of a share of Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 24 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

18.    Concerning the Rights Agent.

(a)    The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for any action taken, suffered or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the reasonable costs and expenses of defending against any claim of liability.

(b)    The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Rights Certificate or certificate for Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

19.    Merger or Consolidation or Change of Name of Rights Agent.

(a)    Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust, stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; but only if such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)    n case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

19.

20.    Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)    The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the advice of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)    Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person and the determination of Current Market Price) be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board of Directors, the Principal Executive Officer, the Chief Operating Officer, the Principal Financial Officer or any executive officer of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)    The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

(d)    The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)    The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any adjustment required under the provisions of Section 11 or Section 13 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after actual notice of any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock or Preferred Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Common Stock or Preferred Stock will, when so issued, be validly authorized and issued, fully paid and non-assessable.

(f)    The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)    The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the Principal Executive Officer, the Chief Operating Officer, the Principal Financial Officer or any executive officer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer.

(h)    The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

20.

(i)    The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct; provided, however, reasonable care was exercised in the selection and continued employment thereof.

(j)    No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k)    If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

21.    Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and, if such resignation occurs after the Distribution Date, to the registered holders of the Rights Certificates by first-class mail. The Company may, in its sole discretion, remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and, if such resignation occurs after the Distribution Date, to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a legal business entity organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100,000,000 or (b) an Affiliate of a legal business entity described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the Preferred Stock, and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22.    Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded as of the Distribution Date, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if

21.

deemed necessary or appropriate by the Board of Directors, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

23.    Redemption and Termination.

(a)    The Board of Directors may, at its option, at any time prior to the earlier of (i) the Close of Business on the tenth day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the twentieth day following the Record Date), or (ii) the Final Expiration Date, direct the Company to, and if directed, the Company shall redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”). Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Section 11(a)(ii) Event until such time as the Company’s right of redemption hereunder has expired. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the “Current Market Price,” as defined in Section 11(d)(i) hereof, of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(b)    Immediately upon the action of the Board of Directors ordering the redemption of the Rights, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to all such holders at each holder’s last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

24.    Notice of Certain Events.

(a)    In case the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Preferred Stock or to make any other distribution to the holders of Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company), or (ii) to offer to the holders of Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, or (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Preferred Stock), or (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one transaction or a series of related transactions, of more than 50% of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 25 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least twenty (20) days prior to the record date for determining holders of the shares of Preferred Stock for purposes of such action, and in the case of any such other action, at least twenty (20) days prior to the date of the

22.

taking of such proposed action or the date of participation therein by the holders of the shares of Preferred Stock, whichever shall be the earlier.

(b)    In case any of the events set forth in Section 11(a)(ii) hereof shall occur, then, in any such case, (i) the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 25 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding paragraph to Preferred Stock shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, the consummation of either of the Mergers contemplated by the Merger Agreement shall not, in and of themselves, give rise to any notice obligation under this Section 24.

25.    Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) or by facsimile transmission as follows:

TiVo Corporation

Attn: Pamela Sergeeff

2160 Gold Street

San Jose, CA 95002

Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

American Stock Transfer & Trust Company, LLC

Attn: Relationship Manager

6201 15 th Avenue

Brooklyn, New York 11219

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holder of certificates representing shares of Common Stock) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

26.    Supplements and Amendments. Prior to the Distribution Date and subject to the penultimate sentence of this Section 26, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holders of certificates representing shares of Common Stock. From and after the Distribution Date and subject to the penultimate sentence of this Section 26, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder, or (iv) to change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, however, this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 26, the Rights Agent shall execute such supplement or amendment. Prior to the

23.

Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

27.    Exchange.

(a)    (i)    The Company may, at its option, at any time after the Stock Acquisition Date, upon resolution by the Board of Directors, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Agreement (such exchange ratio being hereinafter referred to as the “Section 27(a)(i) Exchange Ratio”). Notwithstanding the foregoing, the Company may not effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Acquiring Person, becomes the Beneficial Owner of 50% or more of the shares of Common Stock then outstanding.

(ii)    The Company may, at its option, at any time after the Stock Acquisition Date, upon resolution by the Board of Directors, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio specified in the following sentence, as appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Agreement. Subject to such adjustment, each Right may be exchanged for that number of shares of Common Stock obtained by dividing the Adjustment Spread (as defined below) by the then Current Market Price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the earlier of (i) the date on which any Person becomes an Acquiring Person or (ii) the date on which a tender or exchange offer by any Person (other than an Exempted Person, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-4(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof such Person would be the Beneficial Owner of 4.95% or more of the shares of Common Stock then outstanding (such exchange ratio being the “Section 27(a)(ii) Exchange Ratio”). The “Adjustment Spread” shall equal (x) the aggregate market price on the date of such event of the number of Adjustment Shares determined pursuant to Section 11(a)(ii) minus (y) the Purchase Price.

(iii)    Notwithstanding anything contained in this Section 27(a) to the contrary, the Company may not exchange any Rights pursuant to this Section 27(a) unless such exchange is approved by a majority of the members of the Board of Directors.

(b)    Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to paragraph (a) of this Section 27 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Section 27(a)(i) Exchange Ratio or Section 27(a)(ii) Exchange Ratio, as the case may be. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c)    In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 27, the Company shall make adequate provision to substitute, to the extent that there are insufficient shares of Common Stock available (1) cash, (2) other equity securities of the Company, (3) debt securities of the Company, (4) other assets or (5) any combination of the foregoing, having an aggregate value per Right equal to (x) in the case of an exchange pursuant to Section 27(a)(i), the then current per share market price (determined pursuant to Section

24.

11(d) hereof) of the Common Stock multiplied by the Section 27(a)(i) Exchange Ratio and (y) in the case of an exchange pursuant to Section 27(a)(ii), the Adjustment Spread, where such aggregate value has been determined by a majority of the members of the Board of Directors, after receiving advice from a nationally recognized investment banking firm. To the extent that the Company determines that any such substitution must be made, the Company shall provide, subject to Section 7(e) hereof, that such substitution shall apply uniformly to all outstanding Rights.

(d)    The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For the purposes of this paragraph (d), the current market value of a whole share of Common Stock shall be the closing price of a share of Common Stock (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of the exchange pursuant to this Section 27.

28.    Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

29.    Determinations and Actions by the Board of Directors, etc. The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend this Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board of Directors to any liability to the holders of the Rights.

30.    Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock).

31.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors determines in its good faith judgment that severing the invalid language from this Agreement would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the Close of Business on the twentieth day following the date of such determination by the Board of Directors.

32.    Governing Law. This Agreement, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

33.    Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

25.

34.    Descriptive Headings. Descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof and the words “herein,” “hereof,” “hereby,” “hereto,” “hereunder” and words of similar import are references to this Agreement as a whole and not to any particular section or other provision hereof.

[SIGNATURE PAGE FOLLOWS]

26.

IN WITNESS WHEREOF, the parties hereto have caused this SECTION 382 RIGHTS AGREEMENT to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:		TIVO CORPORATION

By:	/s/ Colleen S. Sullivan	By:	/s/ Pamela Sergeeff
Name:	Colleen S. Sullivan	Name:	Pamela Sergeeff
Title:	Executive Administrative Assistant	Title:	Executive Vice President and General Counsel

Attest:		AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli	By:	/s/ Michael Legregin
Name:	Michael A. Nespoli	Name:	Michael Legregin
Title:	Managing Director	Title:	Senior Vice President

[SIGNATURE PAGE TO SECTION 382 RIGHTS AGREEMENT]

EXHIBIT A

FORM OF CERTIFICATE OF DESIGNATION

CERTIFICATE OF DESIGNATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

TIVO CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned do hereby certify that the following resolution was duly adopted by the Board of Directors of TIVO CORPORATION, a Delaware corporation (the “Company”), on December 18, 2019:

RESOLVED, that pursuant to the authority vested in the board of directors of the Company (the “Board of Directors”) by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors does hereby create, authorize and provide for the issue of a series of Preferred Stock, par value $0.001 per share, of the Company, to be designated “Series A Junior Participating Preferred Stock”, initially consisting of 150,000 shares, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations or restrictions of the Series A Junior Participating Preferred Stock are not stated and expressed in the Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein):

1.    Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” and the number of shares constituting such series shall be 150,000.

2.    Dividends and Distributions.

(a)    The holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and November in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Company shall at any time after January 6, 2020 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)    The Company shall declare a dividend or distribution on the outstanding shares of Series A Junior Participating Preferred Stock as provided in Paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the outstanding shares of Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c)    Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than thirty (30) days prior to the date fixed for the payment thereof.

3.    Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(a)    Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)    Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c)    (i)    If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a “default period”) which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

(ii)    During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(c) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that such voting right shall not be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii)    Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Company. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this Paragraph (c)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to such holder at such holder’s last address as the same appears on the books of the Company. Such meeting shall be called for a time not earlier than twenty (20) days and not later than sixty (60) days after such order or request, or in default of the calling of such meeting within sixty (60) days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this Paragraph (c)(iii), no such special meeting shall be called during the period within sixty (60) days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv)    In any default period, the holders of Common Stock, and other classes of stock of the Company if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in Paragraph (c)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this Paragraph (c) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v)     Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Certificate of Incorporation or by-laws of the Company irrespective of any increase made pursuant to the provisions of Paragraph (c)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Certificate of Incorporation or by-laws of the Company). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(d)    Except as set forth herein, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

4.    Certain Restrictions.

(a)    Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i)     declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii)    declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)    redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

(b)    purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)    The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under Paragraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5.    Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6.    Liquidation, Dissolution or Winding Up.

(a)    Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount equal to $1,000 per share of Series A Junior Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series A Liquidation Preference”). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in subparagraph (c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the “Adjustment Number”).

Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b)    In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c)    In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7.    Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. Notwithstanding anything herein to the contrary, no such exchange or change shall occur upon the consummation of the proposed merger between the Company and a wholly owned subsidiary of XRAY-TWOLF HoldCo Corporation pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019 among the Company, Xperi Corporation, TWOLF Merger Sub Corporation, XRAY Merger Sub Corporation and XRAY-TWOLF HoldCo Corporation.

8.    No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

9.    Amendment. The Certificate of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

10.  Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

EXHIBIT B

FORM OF RIGHTS CERTIFICATE

Certificate No. R-Rights

NOT EXERCISABLE AFTER DECEMBER 18, 2022 OR EARLIER IF REDEEMED BY THE COMPANY. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AT $0.001 PER RIGHT ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (AS SUCH TERM IS DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF SUCH AGREEMENT.]

Rights Certificate

TIVO CORPORATION

This certifies that [ ], or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Section 382 Rights Agreement, dated as of December 18, 2019 (the “Rights Agreement”), between TiVo Corporation, a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (the “Rights Agent”), to purchase from the Company at any time prior to 5:00 P.M. (New York City time) on December 18, 2022 at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one one-thousandth of a fully paid, non-assessable share of Series A Junior Participating Preferred Stock (the “Preferred Stock”) of the Company, at a purchase price of $40.00 per one one-thousandth of a share (the “Purchase Price”), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Rights Certificate (and the number of shares which may be purchased upon exercise thereof) set forth above, and the Purchase Price per share set forth above, are the number and Purchase Price as of December 18, 2019 based on the Preferred Stock as constituted at such date. The Company reserves the right to require prior to the occurrence of a Triggering Event (as such term is defined in the Rights Agreement) that a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

Upon the occurrence of a Section 11(a)(ii) Event (as such term is defined in the Rights Agreement), if the Rights evidenced by this Rights Certificate are beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined in the Rights Agreement), (ii) a transferee of any such Acquiring Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a person who, after such transfer, became an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Section 11(a)(ii) Event.

As provided in the Rights Agreement, the Purchase Price and the number and kind of shares of Preferred Stock or other securities, which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events, including Triggering Events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights

Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the above-mentioned office of the Rights Agent and are also available upon written request to the Rights Agent.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office or offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one one-thousandths of a share of Preferred Stock as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at its option at a redemption price of $0.001 per Right at any time prior to the earlier of the close of business on (i) the tenth day following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement), and (ii) the Final Expiration Date. In addition, the Rights may be exchanged, in whole or in part, for shares of the Common Stock, or shares of preferred stock of the Company having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

No fractional shares of Preferred Stock will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement. The Company, at its election, may require that a number of Rights be exercised so that only whole shares of Preferred Stock would be issued.

No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Preferred Stock or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give consent to or withhold consent from any corporate action, or, to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

[Signature Page Follows]

B-2

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Attest:	TIVO CORPORATION

By:	By:
Name:
Title:

Attest:	AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	By:
Name:
Title:

FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto (Please print name and address of transferee) this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:

Signature:

Signature Guaranteed:

Certificate

The undersigned hereby certifies by checking the appropriate boxes that:

(1)    this Rights Certificate [    ] is [    ] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

(2)    after due inquiry and to the best knowledge of the undersigned, it [    ] did [    ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated:

Signature:

Signature Guaranteed:

NOTICE

The signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

B-2

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise Rights represented by the Rights Certificate.)

To: TIVO CORPORATION:

The undersigned hereby irrevocably elects to exercise                      Rights represented by this Rights Certificate to purchase the shares of Preferred Stock issuable upon the exercise of the Rights (or such other securities of the Company or of any other person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares be issued in the name of and delivered to:

Please insert social security or other identifying number

(Please print name and address):

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security or other identifying number

(Please print name and address):

Dated:

Signature:

Signature Guaranteed:

Certificate

The undersigned hereby certifies by checking the appropriate boxes that:

(1)    the Rights evidenced by this Rights Certificate [ ] are [ ] are not being exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

(2)    after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated:

Signature:

Signature Guaranteed:

NOTICE

The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

B-3

EXHIBIT C

SUMMARY OF RIGHTS TO PURCHASE SERIES A JUNIOR

PARTICIPATING PREFERRED STOCK

On December 18, 2019 the Board of Directors of TIVO CORPORATION (the “Company”) approved the execution of a Section 382 Rights Agreement (the “Rights Agreement”) between the Company and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as rights agent (the “Rights Agent”). The Rights Agreement provides for a distribution of one preferred stock purchase right (a “Right”) for each share of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) outstanding to stockholders of record at the close of business on January 6, 2020 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit (a “Unit”) consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a Purchase Price of $40.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

The Board of Directors of the Company adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service and the corresponding state authorities, the Company may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Code, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This Summary of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Distribution Date; Acquiring Persons; Transfer of Rights. Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of Common Stock. The definition of Acquiring Person excludes any Exempted Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempted Transaction (as defined below). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. Thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Exempted Persons. The following persons shall be “Exempted Persons” under the Rights Agreement:

(i)    Any person who, together with all affiliates and associates of such person, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock outstanding on December 18, 2019, will be an “Exempted Person.” However, any such person will no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Common Stock that such person had at any time since December 18, 2019, except solely (x) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Common Stock by the Company.

(ii)    In addition, any person who, together with all affiliates and associates of such person, becomes the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock then outstanding as a result of a purchase by the Company or any of its subsidiaries of shares of Common Stock will also be an “Exempted Person.” However, any such person will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such person had at any time since the date such person first became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (x) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Common Stock by the Company.

(iii)  In addition, any person who, together with all affiliates and associates of such person, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock outstanding at any time, and whose beneficial ownership, as determined by the Board of Directors of the Company in its sole discretion, (x) would not jeopardize or endanger the availability of the Company of its NOLs or (y) is otherwise in the best interests of the Company, will be an Exempted Person. However, any such person will cease to be an Exempted Person if (A) such person ceases to beneficially own 4.95% or more of the shares of the then outstanding Common Stock, or (B) after the date of such determination by the Board of Directors of the Company, such person, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such person had at any time since the date such person first became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (I) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof or (II) as a result of a redemption of shares of Common Stock by the Company, or (C) the Board of Directors of the Company, in its sole discretion, makes a contrary determination with respect to the effect of such person’s beneficial ownership (together with all affiliates and associates of such person) with respect to the availability to the Company of its NOLs.

A purchaser, assignee or transferee of the shares of Common Stock (or options or warrants exercisable for Common Stock) from an Exempted Person will not thereby become an Exempted Person, except that a transferee from the estate of an Exempted Person who receives Common Stock as a bequest or inheritance from an Exempted Person shall be an Exempted Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock.

Exempted Transactions. An “Exempted Transaction” is any transaction that the Board of Directors of the Company determines, in its sole discretion, is an “Exempted Transaction,” which determination shall be irrevocable.

Excercisability; Expiration. The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on December 18, 2022, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights

Agreement, (iv) the time at which the Agreement and Plan of Merger, dated as of December 18, 2019 (the “Merger Agreement”), by and among the Company, Xperi Corporation, TWOLF Merger Sub Corporation, XRAY Merger Sub Corporation and XRAY-TWOLF HoldCo Corporation is terminated for any reason prior to the consummation of the Mergers (as defined therein) contemplated thereby (the “Mergers”), (v) the time at which the Mergers are consummated in accordance with the terms of the Merger Agreement, (vi) the time at which the Board of Directors of the Company determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, or (vii) the beginning of a taxable year of the Company to which the Board of Directors of the Company determines that certain tax benefits may not be carried forward. At no time will the Rights have any voting power.

In the event that an Acquiring Person becomes the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of Units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph (a “Flip-Over Event”) and in the second preceding paragraph are referred to as the “Triggering Events.”

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

Anti-Dilution Provisions. The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Exchange. At any time after the Stock Acquisition Date, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to (i) a number of shares of Common Stock per Right with a value equal to the spread between the value of the number of shares of Common Stock for which the Rights may then be exercised and the Purchase Price or (ii) if prior to the acquisition by the Acquiring Person of 50% or more of the then outstanding shares of Common Stock, one share of Common Stock per Right (subject to adjustment).

Redemption. At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendments. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Exhibit 10.1

BANK OF AMERICA, N.A. BOFA SECURITIES, INC. One Bryant Park New York, New York 10036	ROYAL BANK OF CANADA 200 Vesey Street New York, New York 10281

December 18, 2019

Xperi Corporation

3025 Orchard Parkway

San Jose, CA 95134

Attention: Robert Andersen

TiVo Corporation

2160 Gold St,

San Jose, CA 95002

Attention: Pamela Sergeeff

Project Wildlife

Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (acting through itself or one of its affiliates or branches as it deems appropriate, “Bank of America”), BofA Securities, Inc. (acting through itself or one of its affiliates as it deems appropriate, “BofAS” and, together with Bank of America, “BofAML”), Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets1 (“RBCCM” and, together with Royal Bank, BofAML and any Additional Arranger appointed pursuant to paragraph 1 below, the “Commitment Parties”, “we” or “us”) that Xperi Corporation, a Delaware corporation (“XRAY”), and TiVo Corporation, a Delaware corporation (“TWOLF” and, together with XRAY, “you”), intend to effect a business combination pursuant to a transaction (the “Merger”) in which (x) a newly formed Delaware corporation (the “XRAY Merger Sub”), which is a wholly-owned subsidiary of a Delaware corporation (“Holdings”) that was newly formed at the direction of XRAY and TWOLF, will merge with and into XRAY, with XRAY surviving as a wholly-owned subsidiary of Holdings, and (y) a newly formed Delaware corporation (the “TWOLF Merger Sub”), which is a wholly-owned subsidiary of Holdings, will merge with and into TWOLF, with TWOLF surviving as a wholly-owned subsidiary of Holdings. The Merger will be effected pursuant to an agreement and plan of merger and reorganization (together with all exhibits, schedules, annexes and attachments thereto, the “Merger Agreement”) by and among XRAY, TWOLF, Holdings, the XRAY Merger Sub and the TWOLF Merger Sub. In connection with the Merger, the following existing indebtedness of XRAY and TWOLF will be discharged and repaid in full, all commitments thereunder will be terminated (if applicable) and the guarantees and security interests with respect thereto (if any) will be released (the “Refinancing”): (i) the Credit and Guaranty Agreement, dated as of November 22, 2019, by and among TWOLF, as borrower, the guarantors party thereto, the lenders party thereto from time to time, and HPS Investment Partners, LLC, as administrative agent, (ii) the ABL Credit and Guaranty Agreement, dated as of November 22, 2019, by and among TWOLF, as borrower, the guarantors party thereto, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and Wells Fargo Bank, National Association, as co-collateral agent, (iii) the Indenture, dated as of March 4, 2015, between Rovi Corporation and U.S. Bank National Association and (iv) the Credit Agreement, dated as of December 1, 2016 (the “Existing XRAY Credit Agreement”), among XRAY, as borrower, the lenders party thereto from time to time and Royal Bank of Canada, as administrative agent

[1]	RBC Capital Markets is a brand name for the capital markets business of Royal Bank of Canada and its affiliates.

and collateral agent, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time. XRAY, TWOLF and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”.

You have also advised us that in connection with the Merger, the Borrower (as defined in Annex I hereto) intends to incur a $1,100 million senior secured first lien term loan B facility (the “Term Facility”). The Merger, the Refinancing, the entering into and initial funding of the Term Facility and all related transactions are hereinafter collectively referred to as the “Transaction”. The date of the consummation of the Merger and the funding of the Term Facility is referred to herein as the “Closing Date”.

1.    Commitments. In connection with the foregoing, (a) Bank of America and Royal Bank are pleased to advise you of their commitment to provide, on a several and not joint basis, 60% and 40%, respectively, of the principal amount of the Term Facility (in such capacity, together with any Additional Arranger appointed as described below, the “Initial Lenders”), subject only to the conditions set forth in paragraph 5 hereto; and (b) BofAS and RBCCM are pleased to advise you of their willingness, and you hereby engage BofAS and RBCCM, to act as joint lead arrangers and joint bookrunning managers (in such capacities, together with any Additional Arranger appointed as described below, the “Lead Arrangers”) for the Term Facility, and in connection therewith to form a syndicate of lenders for the Term Facility (collectively, the “Lenders”), in consultation with you and reasonably acceptable to you. It is understood and agreed that (x) BofAS shall have “top left” placement in any listing of the Lead Arrangers and (y) Bank of America shall act as administrative agent for the Term Facility (in such capacity, the “Administrative Agent”). Notwithstanding anything to the contrary contained herein, the commitments of the Initial Lenders with respect to the funding of the Term Facility will be subject only to the satisfaction (or waiver by the Initial Lenders) of the conditions precedent set forth in paragraph 5 hereof. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in Annexes I and II hereto (the “Summary of Terms”).

Except as set forth below, you agree that no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by this Commitment Letter, the Fee Letter (as defined below) and the administrative agent fee letter between you and BofAML dated as of the date hereof (the “Administrative Agent Fee Letter”)) will be paid to any Lender in respect of the Term Facility unless you and we shall so agree; provided that you may, on or prior to the date which is 10 business days after the date of your acceptance of this Commitment Letter, appoint up to two additional joint bookrunners, arrangers, agents, co-agents, managers or co-managers (the “Additional Arrangers”) for the Term Facility, and award such Additional Arrangers titles in a manner and with economics set forth in the immediately succeeding proviso (it being understood that, to the extent you appoint any Additional Arranger or confer other titles in respect of the Term Facility, then, notwithstanding anything in paragraph 2 to the contrary, the commitments of the Initial Lenders in respect of the Term Facility, in each case pursuant to and in accordance with this proviso, will be permanently reduced by the amount of the commitments of such appointed entities (or their relevant affiliates) in respect of the Term Facility, with such reduction allocated to reduce the commitments of the Initial Lenders in respect of the Term Facility at such time (excluding any Initial Lender that becomes a party hereto pursuant to this proviso) on a pro rata basis according to the respective amounts of their commitments, upon the execution by such Additional Arranger (and any relevant affiliate) of customary joinder documentation and, thereafter, each such Additional Arranger (and any relevant affiliate) shall constitute a “Commitment Party” and/or “Lead Arranger” hereunder and it or its relevant affiliate providing such commitment shall constitute an “Initial Lender” hereunder); provided, further, that, in connection with the appointment of any Additional Arranger in accordance with the immediately preceding proviso, (a) the aggregate economics payable to all such Additional Arrangers (or any relevant affiliate thereof) in respect of the Term Facility shall not exceed 10% of the total underwriting economics payable to the Commitment Parties in respect of the Term Facility pursuant to the Fee Letter (exclusive of any fees payable to the Administrative Agent in its capacity as such), (b) no Additional Arranger (or its relevant affiliates) shall

2

receive a greater percentage of the economics in respect of the Term Facility than BofAML and (c) each Additional Arranger (or its relevant affiliates) shall assume a proportion of the commitments with respect to the Term Facility that is equal to the proportion of the economics allocated to such Additional Arranger pursuant to customary joinder documentation executed by such Additional Arranger (and any relevant affiliate).

2.    Syndication. The Lead Arrangers intend to commence syndication of the Term Facility promptly after your acceptance of the terms of this Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter; provided that we agree not to syndicate our commitments to certain banks, financial institutions and other institutional lenders and any competitors (or Known Affiliates (as defined below) of competitors) of the Companies, in each case, that have been specified to us by you in writing prior to the date hereof (collectively, “Disqualified Lenders”); provided, further, that you, upon notice to us after the date hereof and prior to the launch of general syndication (or to the Administrative Agent after the Closing Date), shall be permitted to supplement in writing the list of persons that are Disqualified Lenders to the extent such supplemented person is or becomes a competitor or a Known Affiliate of a competitor of the Companies, which supplement shall be in the form of a list provided to us (or the Administrative Agent) and become effective upon delivery to us (or the Administrative Agent), but which supplement shall not apply retroactively to disqualify any parties that have previously acquired an assignment in the loans under the Term Facility. As used herein, “Known Affiliates” of any person means, as to such person, affiliates readily identifiable by name, but excluding any affiliate that is a bona fide debt fund or investment vehicle that is primarily engaged in, or that advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds or similar extensions of credit or securities in the ordinary course and with respect to which the Disqualified Lender does not, directly or indirectly, possess the power to direct or cause the direction of the investment policies of such entity. Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments or participations in respect of, the Term Facility and in no event shall the commencement or successful completion of syndication of the Term Facility constitute a condition to the availability of the Term Facility on the Closing Date. You agree, until the Syndication Date (as hereinafter defined), to actively assist the Lead Arrangers in achieving a syndication of the Term Facility that is reasonably satisfactory to the Lead Arrangers and you; provided that, notwithstanding each Lead Arranger’s right to syndicate the Term Facility and receive commitments with respect thereto, it is agreed that (i) syndication of, or receipt of commitments or participations in respect of, all or any portion of an Initial Lender’s commitments hereunder prior to the date of the consummation of the Merger and the date of the funding under the Term Facility shall not be a condition to such Initial Lender’s commitments and (ii) (a) except as you in your sole discretion may otherwise agree in writing, no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the Term Facility on the Closing Date) in connection with any syndication, assignment or participation of the Term Facility, including its commitments in respect thereof, until after the funding of the Term Facility has occurred; (b) no assignment or novation shall become effective with respect to all or any portion of any Initial Lender’s commitments in respect of the Term Facility until after the funding of the Term Facility; and (c) each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Term Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred and the funding under the Term Facility has been made. Such assistance shall include (a) your providing and (subject to customary non-reliance agreements) causing your respective advisors to provide, the Lead Arrangers upon request with all customary and reasonably available information reasonably deemed necessary by the Lead Arrangers to complete such syndication, including, but not limited to, customary and reasonably available information relating to the Borrower, the Companies and the Transaction as may be reasonably requested by us (including the Projections (as hereinafter defined); (b) your assistance in the preparation of a customary information memorandum with respect to the Term Facility (an “Information Memorandum”) and other customary materials to be used in connection with the syndication of the Term Facility (collectively with

3

the Summary of Terms and any additional summary of terms prepared for distribution to Lenders, the “Information Materials”); (c) your using your commercially reasonable efforts to make your respective appropriate management available to participate in the marketing of the Term Facility at mutually agreed upon times and locations following the completion of the Information Memorandum; (d) the hosting, with the Lead Arrangers, of one general meeting of prospective Lenders at a time and location to be mutually agreed upon; (e) your using commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from your respective existing lending relationships, if any; (f) your using commercially reasonable efforts to obtain, prior to the launch of syndication of the Term Facility, monitored public corporate credit or family ratings (but not any specific rating) for the Borrower after giving effect to the Transaction and ratings of the Term Facility from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (“S&P”) (collectively, the “Ratings”); and (g) until the later of the Syndication Date and the Closing Date, (x) with respect to XRAY only, ensuring that no debt securities or credit facilities of XRAY or any of its subsidiaries, and (y) with respect to TWOLF only, ensuring that no debt securities or credit facilities of TWOLF or any of its subsidiaries, is announced, syndicated or placed without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned) if such financing, syndication or placement would materially and adversely affect the primary syndication of the Term Facility (it being understood that borrowings under the existing revolving credit facility of the Companies, ordinary course capital lease, purchase money and equipment financings of any of the Companies and other indebtedness permitted to be outstanding or issued under the Merger Agreement shall be permitted). Notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter or any other letter agreement or undertaking concerning the financing of the Transaction to the contrary, neither the obtaining of the Ratings referenced above nor the compliance with any of the other provisions set forth in clauses (a) through (g) above or any other provision of this paragraph shall constitute a condition to the commitments hereunder or the funding of the Term Facility on the Closing Date.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the Term Facility in consultation with you, including any titles offered to prospective Lenders (subject to your consent rights set forth herein and your rights of appointment set forth in paragraph 1 and excluding Disqualified Lenders), when commitments will be accepted and the final allocations of the commitments among the Lenders and the amount and distribution of the fees among the Lenders. It is further understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Term Facility and in no event shall the commencement of successful completion of syndication of the Term Facility constitute a condition to availability of the Term Facility on the Closing Date.

3.    Information Requirements. You hereby represent and warrant that (with respect to Information relating to XRAY and its subsidiaries and affiliates, to the knowledge of TWOLF, and, with respect to Information relating to TWOLF and its subsidiaries and affiliates, to the knowledge of XRAY) (a) all written factual information, other than Projections (as defined below), budgets, estimates and other forward-looking information or information of a general economic or industry nature, that has been or is hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives in connection with any aspect of the Transaction (the “Information”) when furnished to the Lead Arrangers is and will be correct when taken as a whole, in all material respects, and does not and will not, taken as a whole, contain any untrue statement of a fact or omit to state a fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not materially misleading (in each case, after giving effect to all supplements and updates with respect thereto) and (b) all financial projections concerning the Borrower and the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time provided to the Lead Arrangers (it being understood and agreed that the

4

Projections are as to future events and are not to be viewed as facts or a guarantee of performance or achievement, that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that actual results may differ from the Projections and such differences may be material). You agree that if at any time prior to the later of (a) the earlier of (i) the date on which a Successful Syndication (as defined in the Fee Letter) is achieved and (ii) 45 days following the Closing Date (the earlier of such dates, the “Syndication Date”) and (b) the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented (with respect to Information relating to XRAY and its subsidiaries and affiliates, limited to the commercially reasonable efforts of TWOLF, and, with respect to Information relating to TWOLF and its subsidiaries and affiliates, limited to the commercially reasonable efforts of XRAY), the Information and Projections so that such representations will be correct in all material respects at such time, it being understood in each case that such supplementation shall cure any breach of such representation and warranty. In issuing this commitment and in arranging and syndicating the Term Facility, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof. For the avoidance of doubt, nothing in this paragraph will constitute a condition to the availability of the Term Facility on the Closing Date.

You acknowledge that (a) the Lead Arrangers on your behalf will make available, on a confidential basis, Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower, the Companies or the respective securities of any of the Borrower or the Companies, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If requested, you will assist the Lead Arrangers in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (a) to prospective Private Lenders, XRAY shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Information Materials relating to XRAY and its subsidiaries and TWOLF shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Information Materials relating to TWOLF and its subsidiaries; and (b) to prospective Public Lenders, XRAY shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Public Information Materials relating to XRAY and its subsidiaries and confirming the absence of MNPI therefrom and TWOLF shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Public Information Materials relating to TWOLF and its subsidiaries and confirming the absence of MNPI therefrom and, in each case, which exculpate the Companies and us and our respective affiliates with respect to any liability related to the use of the contents of the Information Materials or related marketing materials by the recipients thereof. In addition, you hereby agree that (x) you will use commercially reasonable efforts to identify (and, at the reasonable request of the Lead Arrangers or the Administrative Agent (or its affiliates), shall identify) that portion of the Information Materials that may be distributed to the Public Lenders by clearly and conspicuously marking the same as “PUBLIC”; (y) all Information Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor”; and (z) the Lead Arrangers and the Administrative Agent (and its affiliates) shall be entitled to treat any Information Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

You agree that, subject to the confidentiality and other provisions of this Commitment Letter, the Lead Arrangers and the Administrative Agent (and its affiliates) on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Lead Arrangers and Administrative Agent in

5

writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders (provided that such materials have been provided to you and your counsel for review a reasonable period of time prior thereto): (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Term Facility and (c) drafts approved in writing by you and the Administrative Agent (or its affiliates) and final versions of definitive documents with respect to the Term Facility. If you advise the Lead Arrangers and the Administrative Agent that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arrangers and the Administrative Agent will not distribute such materials to Public Lenders without your prior consent. You agree that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

4.    Fees and Indemnities.

(a)    If the Closing Date occurs, you agree to jointly and severally reimburse the Commitment Parties upon receipt of a reasonably detailed invoice therefor for all reasonable and documented out-of-pocket fees and expenses (in the case of fees and expenses of counsel, limited to the reasonable and documented out-of-pocket fees, disbursements and other out-of-pocket expenses of (x) one firm of lead counsel to the Commitment Parties (it being understood and agreed that Paul Hastings LLP shall act as counsel to the Commitment Parties) and (y) one firm of local counsel in each relevant jurisdiction reasonably retained by the Administrative Agent) incurred in connection with the Term Facility, the syndication thereof, the preparation of the Credit Documentation (as defined below) therefor and the other transactions contemplated hereby. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto. You agree to jointly and severally pay (or cause to be paid) the fees set forth in the separate fee letter addressed to you dated the date hereof from the Commitment Parties (the “Fee Letter”) and in the Administrative Agent Fee Letter, if and to the extent payable.

(b)    You also agree to indemnify and hold harmless each of the Commitment Parties, each other Lender and each of their affiliates, successors and assigns and their respective partners, officers, directors, employees, trustees, agents, advisors, controlling persons and other representatives involved in the Transaction (each, an “Indemnified Party”) from and against (and will jointly and severally reimburse each Indemnified Party within 30 days following written demand (accompanied by reasonable back-up therefor)) any and all claims, damages, losses, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, the reasonable and documented fees, disbursements and other charges of one firm of counsel for all such Indemnified Parties, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Parties, taken as a whole (and, in the case of a conflict of interest where the Indemnified Party affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for all such affected Indemnified Parties)) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith (a “Proceeding”)) (a) any aspect of this Commitment Letter, the Administrative Agent Fee Letter, the Fee Letter, the Transaction or any of the other transactions contemplated hereby or (b) the Term Facility, or any use made or proposed to be made with the proceeds thereof, in each case, except to the extent such claim, damage, loss, liability or expense (A) is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s (or any of its Related Party’s (as defined below)) gross negligence, bad faith or willful misconduct, (B) arises from a material breach of such Indemnified Party’s (or any of its Related Party’s) obligations hereunder (C) any dispute solely among Indemnified Parties which does not arise out of any act or omission by you or any of your affiliates (other than any Proceeding against any

6

Indemnified Party solely in its capacity or in fulfilling its role as an Administrative Agent or as an arranger or similar role under the Term Facility). You shall not be liable for any settlement of any Proceeding effected by any Indemnified Party without your consent (which consent shall not be unreasonably withheld, conditioned or delayed) or any other loss, claim, damage, liability and/or expense incurred in connection therewith but if any such Proceeding is settled with your written consent, or if there is a final non-appealable judgment of a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless such Indemnified Party in the manner set forth above. In the case of any Proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by any Company, any Company’s equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. It is agreed that none of XRAY (or any of its subsidiaries), TWOLF (or any of its subsidiaries) or any Indemnified Party shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter or with respect to any activities related to the Term Facility, including the preparation of this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter and the Credit Documentation; provided that nothing contained in this sentence shall limit your indemnification obligations herein to the extent such indirect, special, punitive or consequential damages are included in any third-party claim in connection with which such Indemnified Party is otherwise entitled to indemnification hereunder. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party (or any of its Related Parties) as determined by a final non-appealable judgment of a court of competent jurisdiction. You shall not, without the prior written consent of an Indemnified Party, such consent not to be unreasonably withheld, effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless (i) such settlement includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission of liability. In case any Proceeding is instituted involving any Indemnified Party for which indemnification is to be sought hereunder by such Indemnified Party, then such Indemnified Party will promptly notify you of the commencement of any Proceedings. You shall not be liable for any settlement of any Proceeding affected without your written consent (which consent shall not be unreasonably withheld), but if settled with your written consent or if there is a final judgment in any such Proceeding, you agree to indemnify and hold harmless each indemnified Party from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this Section. For purposes hereof, “Related Party” and “Related Parties” of any person shall mean any (or all, as the context requires) of such person’s controlled affiliates and its or their respective directors, officers, employees, partners, agents, advisors and other representatives thereof.

5.    Conditions to Financing. The commitment of each Initial Lender with respect to the funding of the Term Facility is subject solely to (a) the satisfaction (or waiver by the Lead Arrangers) of each of the conditions set forth in this paragraph and in Annex II hereto and (b) the execution and delivery of customary definitive credit documentation by the Borrower and the Guarantors with respect to the Term Facility consistent with this Commitment Letter and the Fee Letter and subject in all respects to the Funds Certain Provisions (as defined below) and giving effect to the Documentation Standard (as defined in Annex I)) (the “Credit Documentation”) prior to, or substantially concurrent with, such funding. There are no conditions (implied or otherwise) to the commitments hereunder, and there will be no conditions (implied or otherwise) under the Credit Documentation to the funding of the Term Facility on the Closing Date, other than those that are expressly referred to in the immediately preceding sentence.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the

7

financing of the Transaction to the contrary, (a) the Credit Documentation shall be in a form such that the terms thereof do not impair availability of the Term Facility on the Closing Date if the conditions in this paragraph 5 shall have been satisfied or waived by the Lead Arrangers (it being understood that to the extent any security interest in Collateral (including the creation or perfection of any security interest) (other than any Collateral the security interest in which may be perfected by the filing of a UCC financing statement or the delivery of certificates, if any, evidencing equity interests of any material wholly-owned restricted domestic subsidiary of the Borrower that is part of the Collateral) is not perfected or provided on the Closing Date after your use of commercially reasonable efforts to do so without undue burden or expense, the provision and perfection of such Collateral and security interest shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date but shall be required to be perfected not later than 90 days (subject to extensions as may be agreed to by the Administrative Agent) after the Closing Date pursuant to arrangements to be mutually agreed by the Borrower and Administrative Agent), and (b) the only representations and warranties the accuracy of which shall be a condition to the availability of the Term Facility on the Closing Date shall be (x) such of the representations in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that XRAY (or its affiliate) or TWOLF (or its affiliate) have the right (taking into account any applicable notice and cure provisions) to terminate their (and/or its) obligations under the Merger Agreement or decline to consummate the Merger (in each case, in accordance with the terms thereof) as a result of a breach of such representations in the Merger Agreement (to such extent, the “Merger Agreement Representations”) and (y) the Specified Representations (as defined below). “Specified Representations” shall mean the representations and warranties of the Borrower, XRAY and TWOLF in the Credit Documentation relating to: (i) (A) corporate status of the Borrower, XRAY and TWOLF and (B) corporate power and authority to enter into the Credit Documentation by the Borrower, XRAY and TWOLF, (ii) due authorization, execution, delivery and enforceability of the Credit Documentation by the Borrower, XRAY and TWOLF, (iii) no conflicts of the Credit Documentation with charter documents of the Borrower, XRAY and TWOLF, (iv) compliance with Federal Reserve margin regulations and the use of proceeds of borrowing under the Term Facility on the Closing Date not violating OFAC, FCPA and the U.S.A. Patriot Act, (v) the Investment Company Act, (vi) solvency of the Borrower and its subsidiaries on a consolidated basis and on a pro forma basis for the Transaction (such representations to be substantially identical to those set forth in the Solvency Certificate attached as Annex III to the Commitment Letter (the “Solvency Certificate”)), and (vii) subject to the limitations set forth in this paragraph, the creation, validity and perfection of the security interests granted in the Collateral. The provisions of this paragraph are referred to herein as the “Funds Certain Provisions”.

Each of the parties hereto agrees that each of this Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter and, to the extent applicable, the Fee Letter, it being acknowledged and agreed that the funding of the Term Facility is subject only to the conditions precedent as set forth in this paragraph 5. For clarity, all terms referenced herein to being defined in the Credit Documentation shall be defined in accordance with the Documentation Standard (unless otherwise provided for herein).

6.    Confidentiality and Other Obligations. This Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter and the contents hereof and thereof are confidential and may not be disclosed by you in whole or in part to any person or entity without the prior written consent of the Commitment Parties (not to be unreasonably withheld, conditioned or delayed) except (i) this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter and the contents hereof and thereof may be disclosed (A) on a confidential basis to your subsidiaries, directors, officers, employees, accountants, attorneys and other representatives and professional advisors who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, and (B)

8

pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or stock exchange requirement or compulsory legal process (in which case you agree to use commercially reasonable efforts to inform the Commitment Parties promptly thereof prior to such disclosure to the extent permitted by applicable law), (ii) Annex I and the existence of this Commitment Letter and the Fee Letter (but not the contents of this Commitment Letter and the Fee Letter) may be disclosed to Moody’s, S&P and any other rating agency on a confidential basis, (iii) the aggregate amount of the fees (including upfront fees and original issue discount) payable under the Fee Letter may be disclosed as part of generic disclosure regarding sources and uses for closing of the Merger, projections, and pro forma information (but without disclosing any specific fees, market flex or other economic terms set forth therein), (iv) this Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter may be disclosed on a confidential basis to your auditors or persons performing customary accounting functions for customary accounting purposes, including accounting for deferred financing costs, (v) you may disclose this Commitment Letter (but not the Fee Letter or the Administrative Agent Fee Letter) and its contents in any information memorandum or syndication distribution, as well as in any proxy statement or other public filing or other marketing materials relating to the Merger or the Term Facility, (vi) this Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter may be disclosed to a court, tribunal or any other applicable administrative agency or judicial authority in connection with the enforcement of your rights hereunder (in which case you agree to inform the Commitment Parties promptly thereof prior to such disclosure to the extent permitted by applicable law) and (vii) you may disclose this Commitment Letter and the Fee Letter and the contents of each thereof to any Additional Arranger in either case to the extent in contemplation of appointing such person pursuant to paragraph 1 of this Commitment Letter and to any such person’s affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants and other advisors, on a confidential basis.

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and otherwise in connection with the Transaction and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party agrees to inform you promptly thereof to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory (including self-regulatory) authority having jurisdiction over such Commitment Party or any of its affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this Commitment Letter, the Fee Letter or other confidential obligation owed by such Commitment Party, (iv) to such Commitment Party’s affiliates, and such Commitment Party’s and its affiliates’ respective employees, legal counsel, independent auditors and other experts, professionals or agents who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense available under securities laws, (vi) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by such Commitment Party, (viii) to potential Lenders, participants, assignees or any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or the Borrower’s obligations under the Term Facility (other than a Disqualified Lender), in each case, who agree to be bound by the terms of this paragraph (or language not less restrictive than this paragraph or as otherwise reasonably acceptable to the Borrower and such Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material), (ix) to Moody’s and S&P and to Bloomberg, LSTA and similar market data collectors with respect to the syndicated lending industry; provided that such information is limited to Annex I and is supplied only on a confidential basis, or (x) with your prior written consent. This paragraph shall terminate on the earlier of (a) the initial funding under the Term Facility and (b) the second anniversary of the date of this Commitment Letter.

9

You acknowledge that the Commitment Parties or their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interest regarding the transactions described herein and otherwise. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to the Companies and their respective affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. You further acknowledge that the Commitment Parties are full service securities or banking firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Parties may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own account and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you and other companies with which you may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties or any of their customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Term Facility and any related arranging or other services described in this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with the financing transactions contemplated hereby and the process leading to such transactions, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or any of your affiliates, stockholders, creditors or employees or any other party, (v) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the financing transactions contemplated hereby or the process leading thereto, and the Commitment Parties have no obligation to you or your affiliates with respect to the financing transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter, and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law and without limiting the provisions of paragraph 4(b), you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any financing transaction contemplated by this Commitment Letter.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “U.S.A. Patriot Act”) and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), each of them is required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes names, addresses, tax identification numbers and other information that will allow the Commitment Parties and each Lender, as applicable, to identify each such person in accordance with the U.S.A. Patriot Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the U.S.A Patriot Act and the Beneficial Ownership Regulation and is effect for each Commitment Party and each Lender.

10

7.    Survival of Obligations. The provisions of paragraphs 2, 3, 4, 6 and 8 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder, provided that (i) the provisions of paragraphs 2 and 3 shall not survive if all of the commitments and undertakings of the Commitment Parties are terminated by any party hereto prior to the effectiveness of the Term Facility and (ii) if the Term Facility closes and the Credit Documentation is executed and delivered, the provisions of paragraphs 2 and 3 shall survive only until the Syndication Date and your obligations under this Commitment Letter, other than your obligations in paragraphs 2 and 3, confidentiality of the Fee Letter and the Administrative Agent Fee Letter and paragraph 4 to the extent not addressed in the Credit Documentation, shall automatically terminate and be superseded by the provisions of the Credit Documentation upon the execution and delivery thereof, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lenders’ commitments with respect to the Term Facility (or any portion thereof) hereunder at any time subject to the provisions of the preceding sentence (any such commitment termination shall reduce the commitments of each Initial Lender on a pro rata basis based on their respective commitments to the Term Facility as of the date hereof).

8.    Miscellaneous. This Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall be deemed an original. Delivery of an executed counterpart of a signature page to this Commitment Letter, the Fee Letter or the Administrative Agent Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter, the Fee Letter or the Administrative Agent Fee Letter.

This Commitment Letter, the Fee Letter and the Administrative Agent Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles that would result in the application of any other laws other than the state of New York; provided that, notwithstanding the foregoing, it is understood and agreed that (a) interpretation the definition of “Material Adverse Effect” (as defined in Annex II) or the equivalent term under the Merger Agreement and whether a Material Adverse Effect (or the equivalent term) has occurred, (b) the determination of the accuracy of any Merger Agreement Representation and whether as a result of any inaccuracy thereof you or TWOLF have the right (taking into account any applicable cure provisions) to terminate your or its obligations under the Merger Agreement or decline to consummate the Merger and (c) the determination of whether the Merger has been consummated in accordance with the terms of the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER, THE FEE LETTER, THE ADMINISTRATIVE AGENT FEE LETTER, THE TRANSACTION AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE ACTIONS OF THE COMMITMENT PARTIES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter, the Fee Letter, the Administrative Agent Fee Letter, the Transaction and the other transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of

11

process against you for any suit, action or proceeding relating to any such dispute. Each party hereto waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction the applicable party is or may be subject by suit upon judgment.

This Commitment Letter, together with the Fee Letter and the Administrative Agent Fee Letter, embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the Term Facility and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter. Neither this Commitment Letter (including the attachments hereto), the Administrative Agent Fee Letter nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable.

This Commitment Letter is intended to be solely for the benefit of the parties hereto and the Borrower and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties and the Borrower). This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto (other than (i) by the Initial Lenders to any Additional Arranger pursuant to, and subject to the provisions of, paragraph 1 and (ii) by you to the Borrower on the Closing Date) without the prior written consent of each other party hereto (and any attempted assignment without such consent shall be null and void); provided that each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates or, subject to the provisions of this Commitment Letter, to any Lender; provided further that, other than with respect to an assignment to any Additional Arranger in compliance with paragraph 1, such Commitment Party shall not be released from the portion of its commitment hereunder so assigned to the extent such assignee fails to fund the portion of the commitment assigned to it on the Closing Date notwithstanding the satisfaction of the conditions to funding set forth herein.

Please indicate your acceptance of the terms of the Term Facility set forth in this Commitment Letter and the Fee Letter by returning to the Lead Arrangers executed counterparts of this Commitment Letter and the Fee Letter not later than 11:59 p.m. (Pacific time) on December 19, 2019, whereupon the undertakings of the parties with respect to the Term Facility shall become effective to the extent and in the manner provided hereby. This offer shall terminate with respect to the Term Facility if not so accepted by you at or prior to that time. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire, unless extended by us in our sole discretion, on the earliest of (a) 11:59 p.m., Pacific time, on October 7, 2020, unless the Closing Date occurs on or prior thereto, (b) the consummation of the Merger without the use of the Term Facility and (c) the termination of the Merger Agreement by you in a signed writing in accordance with its terms.

[The remainder of this page intentionally left blank.]

12

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Sanjay Rijhwani
Name: Sanjay Rijhwani
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Sanjay Rijhwani
Name: Sanjay Rijhwani
Title: Managing Director

Signature Page to Project Wildlife Commitment Letter

ROYAL BANK OF CANADA

By:	/s/ Charles D. Smith
	Name:	Charles D. Smith
	Title:	Managing Director Head of Leveraged Finance

Signature Page to Project Wildlife Commitment Letter

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

XPERI CORPORATION

By:	/s/ Robert Andersen
Name: Robert Andersen Title: CFO

Signature Page to Project Wildlife Commitment Letter

TIVO CORPORATION

By:	/s/ David Shull
Name: David Shull Title: Chief Executive Officer

Signature Page to Project Wildlife Commitment Letter

ANNEX I

SUMMARY OF TERMS

$1,100,000,000 FIRST LIEN TERM FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex I is attached.

Borrower:	A newly formed Delaware corporation formed at the direction of Xperi Corporation, a Delaware corporation (“XRAY”), and TiVo Corporation, a Delaware corporation (“TWOLF”), and which shall, following the consummation of the Merger, be the direct owner of XRAY and TWOLF (as survivors of the mergers contemplated by the Merger Agreement) (the “Borrower”).

Guarantors:	The obligations of the Borrower under the Term Facility (as hereinafter defined) will be guaranteed jointly and severally on a senior basis (the “Guarantees”) by XRAY, TWOLF and each of the Borrower’s other wholly-owned material restricted U.S. subsidiaries (and consistent with the principles set forth herein) (collectively, the “Guarantors”); provided that Guarantors shall not include (i) unrestricted subsidiaries, (ii) immaterial subsidiaries (to be defined in a mutually acceptable manner), (iii) any subsidiary that is prohibited, but only so long as such subsidiary would be prohibited, by applicable law, rule or regulation or by any contractual obligation existing on the Closing Date or existing at the time of acquisition thereof after the Closing Date (so long as such prohibition did not arise as part of such acquisition), in each case, from guaranteeing the Term Facility or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guarantee unless such consent, approval, license or authorization has been received (but without obligation to seek the same), (iv) any direct or indirect subsidiary of a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (a “CFC”), (v) any CFC, (vi) any domestic subsidiary with no material assets other than equity interests (including, for this purpose, any debt or other instrument treated as equity for U.S. federal income tax purposes) of one or more foreign subsidiaries that are CFCs (a “Disregarded Domestic Person”), (vii) not-for-profit subsidiaries, (viii) any other subsidiary with respect to which the Borrower (in consultation with the Administrative Agent) has reasonably determined that the material adverse tax consequences of providing a guarantee shall be excessive relation to of the benefits to be obtained by the Lenders therefrom, and (ix) special purpose entities. In addition, the Credit Documentation will contain carve outs for “non-ECP Guarantors” and customary “QFC” stay rules, in each case consistent with the LSTA provisions. All guarantees will be guarantees of payment and not of collection.

Notwithstanding the foregoing, additional subsidiaries may be excluded from the guarantee requirements in circumstances where the Borrower and the Administrative Agent reasonably agree that the cost of providing such a guarantee is excessive in relation to the value afforded thereby.

Annex I-1

Administrative and Collateral Agent:	Bank of America will act as sole and exclusive administrative and collateral agent for the Lenders (the “Administrative Agent”).

Joint Lead Arrangers and Joint Bookrunners:	BofAS, RBCCM and any Additional Arranger appointed in accordance with paragraph 1 of the Commitment Letter will act as joint lead arrangers and joint bookrunners for the Term Facility (in such capacities, the “Lead Arrangers”).

Lenders:	Banks, financial institutions and institutional lenders selected by the Lead Arrangers in consultation with and reasonably acceptable to the Borrower and excluding any Disqualified Lenders and, after the funding of the Term Facility on the Closing Date, subject to the restrictions set forth in the Assignments and Participations section below (the “Lenders”).

Type and Amount of Facility:	A first lien senior secured term loan B facility (the “Term Facility”) in an aggregate principal amount of $1,100 million.

Purpose:	Proceeds of the Term Facility will be used on the Closing Date (i) to pay fees and expenses in connection with the Transactions, (ii) to finance the Refinancing and (iii) to the extent of any remaining amounts, for working capital and other general corporate purposes.

Availability:	The Term Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

Interest Rates:

The interest rates per annum applicable to the Term Facility will be, at the option of the Borrower, (i) LIBOR plus the Applicable Margin (as hereinafter defined) or (ii) the Base Rate plus the Applicable Margin. “Applicable Margin” means (x) in the event the corporate ratings of the Borrower on the Closing Date are at least Ba3 and BB- (in each case, with at least a stable outlook) from Moody’s and S&P, respectively, (i) 2.50% per annum, in the case of LIBOR advances and (ii) 1.50% per annum, in the case of Base Rate advances or (y) in the event the corporate ratings of the Borrower on the Closing Date are not at least Ba3 and BB- (in each case, with at least a stable outlook) from Moody’s and S&P, respectively, (i) 2.75% per annum, in the case of LIBOR advances, and (ii) 1.75% per annum, in the case of Base Rate advances.

The Borrower may select interest periods of one, two, three or six months (and, if agreed to by all applicable Lenders, a period shorter than one month or a period of twelve months) for LIBOR advances. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

Annex I-2

“LIBOR” and “Base Rate” will have meanings customary and appropriate for financings of this type; provided that LIBOR will be deemed to be not less than 0% per annum (the “LIBOR Floor”). The Credit Documentation will contain customary provisions with respect to the replacement of LIBOR to be mutually agreed.

During the continuance of a payment or bankruptcy event of default, interest will accrue on overdue amounts at the Default Rate (as defined below). As used herein, “Default Rate” means (i) on the principal of any loan, a rate of 200 basis points in excess of the rate otherwise applicable to such loan and (ii) on any other overdue amount, a rate of 200 basis points in excess of the non-default rate of interest then applicable to Base Rate loans.

Calculation of Interest:	Other than calculations in respect of interest at the Base Rate when calculated by reference to the Administrative Agent’s prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Cost and Yield Protection:	Subject to the Documentation Standard (as defined below) and customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments (other than loss of margin), changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes; provided that for all purposes of the Credit Documentation, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines and directives promulgated thereunder and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case, pursuant to Basel III, shall be deemed introduced or adopted after the Closing Date, so long as, in each case, any amounts with respect thereto assessed by any Lender shall also be so assessed by such Lender against its similarly situated customers generally under agreements containing comparable yield protection provisions.

Maturity:	The Term Facility will mature on the date that is 7 years after the Closing Date. The Credit Documentation shall contain customary “amend and extend” provisions pursuant to which individual Lenders may agree to extend the maturity date of their outstanding loans or loans under the Term Facility or any Incremental Facility (which may include, among other things, an increase in the interest rate payable in respect of such extended loans, with such extensions not subject to any “default stoppers”, financial tests or “most favored nation” pricing provisions) upon the request of the Borrower and without the consent of any other Lender (it is understood that (i) no existing Lender will have any obligation to commit to any such extension and (ii) each Lender under the class being extended shall have the opportunity to participate in such extension on the same terms and conditions as each other Lender under such class).

Annex I-3

Incremental Facilities:	The Credit Documentation will permit the Borrower to (a) add one or more incremental term loan facilities to the Term Facility or to increase the existing Term Facility (each, an “Incremental Term Facility”) and/or (b) add one or more incremental revolving credit facilities (each, an “Incremental Revolving Facility” and, together with each Incremental Term Facility, the “Incremental Facilities” and each an “Incremental Facility”) in an aggregate principal amount of up to (x) an amount (the “Fixed Incremental Amount”) equal to the sum of (i) the greater of $450 million and 100% of pro forma EBITDA plus (y) all voluntary prepayments of the Term Facility and voluntary prepayments of pari passu revolving loans to the extent accompanied by a permanent reduction of the revolving commitments made prior to such date of incurrence and not funded with the proceeds of long term debt plus (z) an unlimited amount so long as, in the case of clause (z) only, on a pro forma basis the First Lien Net Leverage Ratio (as defined below) would not exceed the First Lien Net Leverage Ratio on the Closing Date, after giving effect to any acquisition consummated in connection therewith and all other appropriate pro forma adjustments (in the case of any Incremental Revolving Facility, calculated assuming the entire amount of such Incremental Revolving Facility was drawn on such date) (the “Incurrence-Based Incremental Amount”) (it being understood that (i) the Borrower shall be deemed to have used amounts under clause (y) prior to utilization of amounts under clause (x) or (z), and the Borrower shall be deemed to have used amounts under clause (z) (to the extent compliant therewith) prior to utilization of amounts under clause (x), and (ii) loans may be incurred under both clauses (x) and (z), and proceeds from any such incurrence may be utilized in a single transaction by first calculating the incurrence under clause (z) above and then calculating the incurrence under clause (x) above)); provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) subject to customary limited conditionality provisions in connection with any Incremental Facility incurred to finance a permitted acquisition or similar investment, no event of default or default exists or would exist after giving effect thereto, (iii) subject to customary limited conditionality provisions in connection with any Incremental Facility incurred to finance a permitted acquisition or similar investment, the representations and warranties in the Credit Documentation shall be true and correct in all material respects, (iv) other than any bridge financing converting to, or intended to be refinanced by, debt complying with such maturity requirement, the maturity date of any such Incremental Facility shall be no earlier than the maturity date for the Term Facility, (v) other than any bridge financing converting to, or intended to be refinanced by, debt complying with such weighted average life to maturity requirement, the weighted average life to maturity of any Incremental Facility shall be no shorter than the weighted average life to maturity of the Term Facility, (vi) the interest margins for each Incremental Term Facility shall be determined by the Borrower and the lenders of the Incremental Term Facility; provided that in the event that the interest

Annex I-4

margins for any Incremental Term Facility are greater than the Applicable Margin for the Term Facility by more than 75 basis points, then the Applicable Margin for the Term Facility shall be increased to the extent necessary so that the interest margins for the Incremental Term Facility are not more than 75 basis points higher than the Applicable Margin for the Term Facility; provided, further, that in determining the interest margins applicable to the Term Facility and the Applicable Margins for any Incremental Term Facility, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders of the Term Facility or the Incremental Term Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity), (y) customary arrangement, structuring, underwriting, amendment or commitment fees payable to one or more arrangers shall be excluded, and (z) if the LIBOR floor for any Incremental Term Facility is greater than the LIBOR floor for the existing Term Facility, the difference between such floor for the Incremental Term Facility and the Term Facility shall be equated to an increase in the Applicable Margin for purposes of this clause (vi) (all adjustments made pursuant to this clause (vi), the “MFN Adjustment”); provided that if any Incremental Term Facility is incurred after the date that is 6 months after the Closing Date, the MFN Adjustment shall not apply, (vii) each Incremental Facility shall be secured by pari passu liens on the Collateral (as hereinafter defined) securing the Term Facility and no other assets and shall be guaranteed by the Guarantors and no other persons, and (viii) any Incremental Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with the Term Facility (except to the extent permitted by clause (i), (ii), (iii), (iv), (v) or (vi) above, as applicable), they shall be reasonably satisfactory to the Administrative Agent. The Borrower may seek commitments in respect of any Incremental Facility from existing Lenders or from additional banks, financial institutions and other institutional lenders reasonably acceptable to the Administrative Agent who will become Lenders in connection therewith.

Refinancing Facilities:	The Credit Documentation will permit the Borrower to refinance loans under the Term Facility or loans under any Incremental Facility (each, “Refinanced Debt”) from time to time, in whole or part, with (x) one or more new term facilities (each, a “Refinancing Term Facility”) under the Credit Documentation or one or more new revolving credit facilities (each, a “Refinancing Revolving Facility” and, collectively with each Refinancing Term Facility, the “Refinancing Facilities”) under the Credit Documentation, in each case with the consent of the Borrower, the Administrative Agent and the institutions providing such Refinancing Facility or (y) one or more series of unsecured notes or loans, notes secured by the Collateral on a pari passu basis with the Term Facility or notes or loans secured by the Collateral on a subordinated basis to the Term Facility, which will be subject to customary intercreditor terms reasonably acceptable to the Administrative Agent and the Borrower (any such notes or loans, “Refinancing Notes” and together with the Refinancing Facilities, the “Refinancing Indebtedness”); provided that

Annex I-5

(i) any Refinancing Indebtedness do not mature prior to the maturity date of, or have a shorter weighted average life than, the applicable Refinanced Debt (without giving effect to any amortization or prepayments on the outstanding loans under the Term Facility or loans made under any Incremental Facility, as applicable), (ii) any Refinancing Notes consisting of notes do not mature prior to the maturity date of the applicable Refinanced Debt or have any scheduled amortization, (iii) there shall be no issuers, borrowers or guarantors in respect of any Refinancing Indebtedness that are not the Borrower or a Guarantor, (iv) any Refinancing Notes shall not contain any mandatory prepayment provisions (other than related to customary asset sale and change of control offers or events of default) that could result in prepayments of such Refinancing Notes prior to the maturity date of the applicable Refinanced Debt, (v) the other terms and conditions of such Refinancing Indebtedness (excluding pricing, interest rate margins, rate floors, discounts, fees and optional prepayment or optional redemption provisions) are not materially more favorable (when taken as a whole) to the lenders or investors providing such Refinancing Indebtedness than the terms of the applicable Refinanced Debt unless (1) Lenders under the corresponding Refinanced Debt also receive the benefit of such more restrictive terms or (2) any such provisions apply after the maturity date of the Term Facility and (vi) the proceeds of such Refinancing Indebtedness (a) shall not be in an aggregate principal amount greater than the aggregate principal amount of the applicable Refinanced Debt plus any fees and premiums associated therewith, and costs and expenses related thereto and (b) shall be immediately applied to permanently prepay in whole or in part the applicable Refinanced Debt.

Documentation Standard:	The Credit Documentation for the Term Facility (i) shall be based upon the Existing XRAY Credit Agreement, as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, with appropriate modifications to baskets and materiality thresholds to reflect the size, industry, leverage and ratings of the Borrower after giving effect to the Merger, (ii) shall contain the terms and conditions set forth in this Summary of Terms, (iii) shall reflect the operational and strategic requirements of the Borrower and its subsidiaries (after giving effect to the Merger) in light of their size, industries and practices and (iv) shall reflect the customary agency and operational requirements of the Administrative Agent (including without limitation ERISA provisions to be agreed) (collectively, the “Documentation Standard”), in each case, subject to the Funds Certain Provisions. The Credit Documentation shall, subject to the “market flex” provisions contained in the Fee Letter, contain only those conditions to borrowing, mandatory prepayments, representations and warranties, covenants and events of default expressly set forth in this Summary of Terms, in each case, applicable to the Borrower and its restricted subsidiaries and, subject to the Documentation Standard and limitations as set forth herein, with materiality thresholds, standards, qualifications, exceptions, “baskets”, and grace and cure periods to be mutually agreed and consistent with the Documentation Standard.

Annex I-6

Limited Condition Acquisitions:	For purposes of (i) determining compliance with any provision of the Credit Documentation which requires the calculation of the First Lien Net Leverage Ratio or the Total Net Leverage Ratio, (ii) determining compliance with representations, warranties, defaults or events of default or (iii) testing availability under baskets set forth in the Credit Documentation (including baskets measured as a percentage of EBITDA), in each case, in connection with an acquisition (or similar investment) by one or more of the Borrower and its restricted subsidiaries of any assets, business or person permitted to be acquired by the Credit Documentation, in each case whose consummation is not conditioned on the availability of, or on obtaining, third party financing (any such acquisition, a “Limited Condition Acquisition”), at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Acquisition, an “LCA Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements for such Limited Condition Acquisition are entered into (the “LCA Test Date”), and if, after giving pro forma effect to the Limited Condition Acquisition and the other transactions to be entered into in connection therewith as if they had occurred at the beginning of the most recent test period ending prior to the LCA Test Date, the Borrower could have taken such action on the relevant LCA Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been complied with.

For the avoidance of doubt, if the Borrower has made an LCA Election and any of the ratios or baskets for which compliance was determined or tested as of the LCA Test Date are exceeded as a result of fluctuations in any such ratio or basket (including due to fluctuations in pro forma EBITDA, including of the target of any Limited Condition Acquisition) at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations; however, if any ratios improve or baskets increase as a result of such fluctuations, such improved ratios or baskets may be utilized. If the Borrower has made an LCA Election for any Limited Condition Acquisition, then in connection with any subsequent calculation of any ratio or basket on or following the relevant LCA Test Date and prior to the earlier of (i) the date on which such Limited Condition Acquisition is consummated or (ii) the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such ratio or basket shall be calculated on a pro forma basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including any incurrence of debt and the use of proceeds thereof) have been consummated.

Financial Definitions:	The “First Lien Net Leverage Ratio” means the ratio of (i) debt for borrowed money of the Borrower and its restricted subsidiaries that is secured on a senior or pari passu basis with the Term Facility (calculated net of all unrestricted cash and cash equivalents of the Borrower and its restricted subsidiaries) to (ii) trailing four-quarter EBITDA (as defined below).

Annex I-7

The “Total Net Leverage Ratio” means the ratio of (i) debt for borrowed money of the Borrower and its restricted subsidiaries (calculated net of all unrestricted cash and cash equivalents of the Borrower and its restricted subsidiaries) to (ii) trailing four-quarter EBITDA.

Undrawn letters of credit shall not constitute debt for purposes of calculating the First Lien Net Leverage Ratio or the Total Net Leverage Ratio.

“EBITDA” is to be defined in a manner consistent with the Documentation Standard beginning with consolidated net income, with add-backs (and corresponding deductions, to the extent applicable) to include, without limitation and without duplication, the following:

i. expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transaction projected by the Borrower;

ii.   expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to mergers and other business combinations, acquisitions, divestitures, restructuring, cost savings initiatives which are factually supportable and other similar initiatives projected by the Borrower;

iii. non-cash losses, charges and expenses (including non-cash compensation charges);

iv. extraordinary, unusual or non-recurring losses, charges and expenses;

v. cash restructuring and related charges and business optimization expenses;

vi. unrealized gains and losses due to foreign exchange adjustments (including, without limitation, losses and expenses in connection with currency and exchange rate fluctuations);

vii. costs and expenses in connection with the Transaction;

viii.   expenses or charges related to any equity offering, permitted investment, acquisition, disposition, recapitalization or incurrence of permitted indebtedness (whether or not consummated), including non-operating or non-recurring professional fees, costs and expenses related thereto;

ix. interest, taxes, amortization and depreciation; and

x. losses from discontinued operations.

Scheduled Amortization:	The Term Facility shall be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the Term Facility, commencing on the last day of the first full fiscal quarter following the Closing Date, with the balance payable on the final maturity date.

Annex I-8

Mandatory Prepayments:	In addition to the amortization set forth above and subject to the next two paragraphs, mandatory prepayments required with respect to the Term Facility shall be limited to: (i) subject to customary exceptions and thresholds (with exceptions for, among others, ordinary course dispositions, dispositions of obsolete or worn-out property, property no longer used or useful in the business and other exceptions to be mutually agreed), an amount equal to 100% (with step-downs to 25% at a First Lien Net Leverage Ratio no greater than 0.50x inside the First Lien Net Leverage Ratio as of the Closing Date and 0% at a First Lien Net Leverage Ratio no greater than 1.00x inside the First Lien Net Leverage Ratio as of the Closing Date) of the amount of net cash proceeds received by the Borrower or any of its restricted subsidiaries in excess of an amount to be mutually agreed (and only in respect of amounts in excess thereof) from any disposition of assets outside the ordinary course of business or casualty event by the Borrower or any of its restricted subsidiaries, in each case, to the extent such proceeds are not reinvested (or committed to be reinvested) in the business of the Borrower or any of its subsidiaries within twelve months after the date of receipt of such proceeds from such disposition or casualty event and, if so committed to be reinvested, reinvested no later than 180 days after the end of such twelve month period; (ii) following the receipt of net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of the Borrower or any of its restricted subsidiaries (other than debt permitted under the Credit Documentation (other than Refinancing Indebtedness)); and (iii) in an amount equal to 50% of annual Excess Cash Flow (to be defined in the Credit Documentation) of the Borrower and its restricted subsidiaries for each fiscal year of the Borrower (beginning with the first full fiscal year commencing after the Closing Date), with step downs to 25% at a First Lien Net Leverage Ratio no greater than 0.50x inside the First Lien Net Leverage Ratio as of the Closing Date and 0% at a First Lien Net Leverage Ratio no greater than 1.00x inside the First Lien Net Leverage Ratio as of the Closing Date, of the Borrower (with a dollar-for-dollar credit for optional prepayments of the Term Facility subsequent to the first day of the relevant year other than to the extent financed with long-term debt); provided that no mandatory prepayment shall be required with respect to any fiscal year pursuant to this clause (iii) to the extent such prepayment would not exceed $10 million, in each case of clauses (i) through (iii), subject to the limitations set forth in the paragraph immediately following, such amounts shall be applied, without premium or penalty, to the remaining amortization payments under the Term Facility in direct order of maturity.

Any Lender under the Term Facility may elect not to accept its pro rata portion of any mandatory prepayment other than a prepayment made with the proceeds of a Refinancing Debt (each a “Declining Lender”). Any prepayment amount declined by a Declining Lender may be retained by the Borrower (such amount, a “Declined Amount”) and shall increase the Available Amount Basket (as defined below).

Annex I-9

Mandatory prepayments in clauses (i) and (iii) above shall be limited to the extent the upstreaming or transfer of such amounts from a foreign subsidiary to the Borrower or any other applicable subsidiary would result in material adverse tax consequences until such time as the Borrower or its applicable subsidiary may upstream or transfer such amounts and shall be subject to permissibility under local law of upstreaming proceeds (including financial assistance and corporate benefit restrictions and fiduciary and statutory duties of the relevant directors). The non-application of any mandatory prepayment amounts as a consequence of the foregoing provisions will not, for the avoidance of doubt, constitute a default or an event of default, and such amounts shall be available for working capital purposes of the Borrower and its subsidiaries.

Optional Prepayments:	The Term Facility may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Borrower, except (x) that any prepayment of LIBOR advances other than at the end of the applicable interest periods therefor shall be made with customary reimbursement for any funding losses and redeployment costs (but not loss of margin) of the Lenders resulting therefrom and (y) as set forth in “Soft-Call Premium” below. Each optional prepayment of the Term Facility shall be applied as directed by the Borrower (and absent such direction, in direct order of maturity thereof).

Soft-Call Premium:	In the event that all or any portion of the Term Facility is (i) repaid, prepaid, refinanced or replaced with any broadly syndicated term loan “B” indebtedness with the primary purpose (as determined by the Borrower in good faith) of reducing the effective yield (to be defined in a mutually agreeable manner) of such Term Facility or (ii) repriced through any waiver, consent or amendment that has the primary purpose (as determined by the Borrower in good faith) of reducing the effective yield of the Term Facility (a “Repricing Transaction”), in each case, prior to the six-month anniversary of the Closing Date and other than in connection with (x) a change of control, (y) a material disposition or a material acquisition or other similar material investment or (z) any other transaction not otherwise permitted by the Credit Documentation, such repayment, prepayment, refinancing, replacement or repricing will be accompanied by a premium of 1% of the principal amount so repaid, prepaid, refinanced, replaced or repriced. If all or any portion of the Term Facility held by any Lender is required to be assigned pursuant to a “yank-a-bank” provision in the Credit Documentation as a result of, or in connection with a Repricing Transaction prior to the six-month anniversary of the Closing Date, such Lender not agreeing or otherwise consenting to any waiver, consent or amendment referred to in clause (ii) above (or otherwise in connection with a Repricing Transaction), such replacement will be accompanied by a premium equal to 1% of the principal amount so required to be assigned.

Security:	Subject to the Funds Certain Provisions, the Borrower and each of the Guarantors shall grant the Administrative Agent (for its benefit and for the

Annex I-10

benefit of the Lenders) a first-priority (subject to permitted liens and other customary exceptions) security interest in (i) 100% of the equity interests held by the Borrower and the Guarantors (but limited in the case of the voting equity interests of any first-tier CFC or Disregarded Domestic Person, to 65% of such voting equity interests (and 100% of any non-voting equity interests) and none of the equity interests of any subsidiary thereof), (ii) substantially all material owned real property of the Borrower and the Guarantors located in the United States and (iii) substantially all other personal property of the Borrower and the Guarantors, including, without limitation, contracts, patents, copyrights, trademarks, other general intangibles and all proceeds of the foregoing, in each case, excluding the Excluded Assets (as defined below) (collectively, but excluding the Excluded Assets (as defined below), the “Collateral”).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any fee-owned real property located outside the United States or with a fair market value of less than an amount to be agreed (with all required mortgages being permitted to be delivered post-closing) and all leasehold interests in real property (it being understood there shall be no requirement to obtain any survey, landlord or other third party waivers, estoppels or collateral access letters); (ii) motor vehicles, aircrafts and other assets subject to certificates of title (except to the extent perfection can be accomplished through the filing of UCC-1 financing statements); (iii) letter of credit rights (except to the extent perfection can be accomplished through the filing of UCC-1 financing statements) and commercial tort claims with a value of less than an amount to be agreed; (iv) pledges and security interests prohibited by applicable law, rule or regulation (including the requirement to obtain consent of any governmental authority) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition; (v) equity interests in any person other than wholly-owned subsidiaries to the extent not permitted by the terms of such person’s organizational or joint venture documents after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition; (vi) any lease, permit, license or other agreement or any property subject to a purchase money security interest or other arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, permit, license or agreement or arrangement or create a right of termination in favor of, or require the consent of, any other party thereto (other than the Borrower or any of its restricted subsidiaries) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition; (vii) those assets as to which the Administrative Agent and the Borrower reasonably agree that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of

Annex I-11

the security to be afforded thereby; (viii) voting equity interests in excess of 65% of any first tier CFC or Disregarded Domestic Person; (ix) any of the equity interests of a subsidiary of a CFC or Disregarded Domestic Person; (x) any governmental licenses or state or local franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code; (xi) “intent-to-use” trademark or service mark applications; (xii) (a) payroll and other employee wage and benefit accounts, (b) sales tax accounts, (c) escrow accounts for the benefit of unaffiliated third parties, and (d) fiduciary or trust accounts for the benefit of unaffiliated third parties, and, in the case of clauses (a) through (d), the funds or other property held in or maintained in any such account in each case, other than to the extent perfected by the filing of a UCC financing statement or are proceeds of Collateral (collectively, the “Excluded Accounts”); (xiii) any acquired property (including property acquired through acquisition or merger of another entity) if at the time of such acquisition the granting of a security interest therein or the pledge thereof is prohibited by any contract or other agreement (in each case, not created in contemplation thereof) to the extent and for so long as such contract or other agreement prohibits such security interest or pledge after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition; (xiv) equity interests issued by, or assets of, unrestricted subsidiaries, immaterial subsidiaries, not for profit subsidiaries, special purpose entities and captive insurance subsidiaries; (xv) margin stock, and (xvi) other exceptions to be mutually agreed upon (the foregoing described in clauses (i) through (xvi) are, collectively, the “Excluded Assets”). Notwithstanding anything to the contrary, the Borrower and the Guarantors shall not be required, nor shall the Administrative Agent be authorized, (i) to perfect the above-described pledges, security interests and mortgages by any means other than by (A) filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) of the relevant state(s) and filings in the applicable real estate records with respect to mortgaged properties constituting Collateral or any fixtures relating to mortgaged properties constituting Collateral, (B) filings in United States government offices with respect to intellectual property as expressly required in the Credit Documentation, (C) delivery to the Administrative Agent for its possession of all Collateral consisting of material intercompany notes, stock (or equivalent) certificates of material wholly-owned restricted subsidiaries and material instruments issued to the Borrower or a Guarantor (excluding Excluded Assets) or (D) mortgages in respect of fee-owned real property located in the United States (excluding Excluded Assets) with a fair market value in excess of an amount to be mutually agreed between the Borrower and the Administrative Agent, in each case as expressly required in the Credit Documentation and subject to limitations and restrictions in respect of flood provisions to be agreed in accordance with the internal flood policies and procedures of the Administrative Agent, (ii) other than as set forth in clause (C) of this

Annex I-12

paragraph, to perfect security interests in any Collateral (including deposit accounts and other bank or securities accounts, etc.) through control agreements or perfection by “control” or (iii) to take any action outside the United States with respect to any assets titled or located outside the United States. All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, subject to the Documentation Standard and the Funds Certain Provisions and reasonably satisfactory to the Administrative Agent and the Borrower. Assets will be excluded from the Collateral in circumstances to be agreed and in circumstances where the Administrative Agent reasonably determines in consultation with the Borrower that the cost of obtaining a security interest in such assets is excessive in relation to the value afforded thereby, and in any event such exclusions shall include vehicles, trust, payroll and escrow accounts, certain leasehold interests in real property (except as noted above), assets subject to capital leases and purchase money arrangements, cash which secures permitted letters of credit, assets held in jurisdictions outside the U.S. (solely to the extent action would be required in such other jurisdictions to obtain such security interests) and assets sold in accordance with the Credit Documentation.

Conditions Precedent to Borrowing on the Closing Date:	The availability of the Term Facility on the Closing Date will be limited to those conditions specified in paragraph 5 of the Commitment Letter.

Representations and Warranties:	Subject to the Documentation Standard, with customary exceptions, thresholds and baskets to be reasonably and mutually agreed, representations and warranties applicable to the Borrower and its restricted subsidiaries (with materiality qualifiers and qualifications and limitations for knowledge to be mutually agreed), limited to the following: (i) legal existence, qualification and power; (ii) due authorization of the Credit Documentation and, with respect to the execution, delivery and performance of the Credit Documentation, no contravention of law, material contracts or organizational documents; (iii) with respect to the execution, delivery and performance of the Credit Documentation, governmental approvals and consents; (iv) enforceability of the Credit Documentation; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect (to be defined in the Credit Documentation) (after the Closing Date); (vi) no material litigation; (vii) ownership of property; (viii) insurance matters; (ix) environmental matters; (x) tax matters; (xi) ERISA; (xii) identification of loan parties and subsidiaries of loan parties, and equity interests owned by loan parties; (xiii) use of proceeds; (xiv) status under Investment Company Act; (xv) material compliance with laws; (xvi) intellectual property; (xvii) consolidated solvency as of the Closing Date (with solvency being determined in a manner consistent with Annex III); (xviii) collateral documents (subject to permitted liens and other exceptions to perfection to be mutually agreed); (xix) labor matters; (xx) FCPA and related matters and (xxi) foreign assets control regulations and related matters.

Annex I-13

Covenants:	Subject to the Documentation Standard, with customary materiality qualifiers, limitations, exceptions, thresholds and baskets to be reasonably and mutually agreed, covenants shall be limited to the following:

(a)   Affirmative Covenants: To be applicable to the Borrower and its restricted subsidiaries: (i) delivery of audited annual consolidated financial statements within 90 days after the end of any fiscal year and quarterly unaudited consolidated financial statements within 45 days after the end of the first three fiscal quarters of any fiscal year; (ii) annual budgets; (iii) notification of default and customary material events; (iv) payment of material taxes; (v) preservation of existence; (vi) maintenance of properties (subject to casualty, condemnation and normal wear and tear); (vii) maintenance of insurance (including without limitation maintenance of flood insurance on all mortgaged property located in the U.S. that is in a Special Flood Hazard Zone, from such providers, on such terms and in such amounts as required by the Flood Disaster Protection Act as amended from time to time or as otherwise required by the Lenders); (viii) material compliance with laws, ERISA; (ix) maintenance of books and records; (x) inspection rights of the Administrative Agent (subject to frequency and cost reimbursement limitations and other than information subject to confidentiality obligations or attorney-client privilege); (xi) use of proceeds; (xii) joinder of applicable subsidiaries as guarantors; (xiii) pledge of capital stock and other property; (xiv) further assurances with respect to Collateral and guarantees (including customary information with respect to Collateral); (xv) commercially reasonable efforts to maintain facility and corporate ratings from Moody’s and S&P (but not any specific ratings) and (xvi) FCPA, OFAC, U.S.A. PATRIOT Act and related matters.

(b)   Negative Covenants: To be applicable to the Borrower and its restricted subsidiaries: restrictions on (i) liens (to include, among other exceptions, (a) a general lien basket of at least the greater of a fixed dollar amount to be mutually agreed and an equivalent percentage of consolidated LTM EBITDA and (b) liens securing permitted junior secured debt subject to pro forma compliance with a 4.00:1.00 Total Net Leverage Ratio); (ii) investments (to include, among other exceptions, the (a) ability to make investments subject to pro forma compliance with a 2.50:1.00 Total Net Leverage Ratio, (b) Permitted Acquisitions (as defined below) and (c) investments using the Available Amount Basket); (iii) indebtedness (to include, among other exceptions, the ability to incur any unsecured or, subject to the liens covenant, junior secured indebtedness subject to pro forma compliance with a 4.00:1.00 Total Net Leverage Ratio); (iv) mergers and dissolutions; (v) dispositions (to

Annex I-14

include, among other exceptions, dispositions of any assets on an unlimited basis for fair market value so long as at least 75% of the consideration for such dispositions in excess of $10 million consists of (A) cash or cash equivalents, (B) assumption or repayment of debt that is secured on a pari passu basis with the Term Facility and/or (C) designated non-cash consideration to be agreed and the proceeds thereof are applied in accordance with the mandatory prepayment provisions (including the reinvestment provisions)); (vi) restricted payments (to include, among other exceptions, the ability to make restricted payments (a) subject to pro forma compliance with a Total Net Leverage Ratio of not greater than 1.50:1.00, (b) using the Available Amount Basket (as defined below), subject to no event of default and, solely in the case of the Builder Basket (as defined below), a pro forma Total Net Leverage Ratio of not greater than 2.50:1.00) and (c) an annual basket of $90 million subject to no event of default; (vii) material change in nature of business; (viii) changes in fiscal year without the consent of the Administrative Agent; (ix) transactions with affiliates above an agreed-upon threshold; (x) voluntarily prepaying, redeeming or repurchasing certain junior or subordinated debt (to include, among other exceptions, the ability to prepay, redeem or repurchase such junior or subordinated debt (a) subject to pro forma compliance with a Total Net Leverage of not greater than 1.50:1.00 and (b) using the Available Amount Basket (as defined below), subject to no event of default and, solely in the case of the Builder Basket (as defined below)) a pro forma Total Net Leverage Ratio of not greater than 2.50:1.00); (xi) granting negative pledges that limit or restrict the Administrative Agent from taking or perfecting its lien in the intended Collateral; (xii) amending (x) organizational documents or (y) certain junior debt instruments, in each case solely to the extent that such amendments are materially adverse to the Lenders; and (xiii) limitation on restrictions on subsidiary distributions. The foregoing limitations shall be subject to exceptions and baskets to be mutually and reasonably agreed as are consistent with the Documentation Standard.

Monetary baskets in the negative covenants will include basket builders based on a percentage of consolidated LTM EBITDA of the Borrower and its restricted subsidiaries equivalent to the initial monetary amount of each such basket. In addition, certain negative covenants shall include an “Available Amount Basket”, which shall mean a cumulative amount equal to (a) $112.5 million (the “Starter Basket”) plus (b) an amount (which shall not be less than zero in any year) equal to either the retained portion of Excess Cash Flow or 50% of cumulative consolidated net income (less 100% of losses) (as elected by the Borrower prior to commencement of general syndication) (the “Builder Basket”) plus (c) the Declined Amounts plus (d) the cash proceeds of new equity issuances of the Borrower (other

Annex I-15

than disqualified stock), plus (e) returns, profits, distributions and similar amounts received in cash or cash equivalents by the Borrower and its restricted subsidiaries on investments made using the Available Amount Basket (not to exceed the amount of such investments) or otherwise received from an unrestricted subsidiary (including the net proceeds of any sale, or issuance of stock, of an unrestricted subsidiary) designated using the Available Amount Basket, plus (f) the investments of the Borrower and its restricted subsidiaries in any unrestricted subsidiary that has been re-designated as a restricted subsidiary or that has been merged or consolidated with or into the Borrower or any of its restricted subsidiaries (up to the lesser of (i) the fair market value (as determined in good faith by the Borrower) of the investments of the Borrower and its restricted subsidiaries in such unrestricted subsidiary at the time of such re-designation or merger or consolidation and (ii) the fair market value of the original investments by the Borrower and its restricted subsidiaries in such unrestricted subsidiary). The Available Amount Basket may be used for investments, restricted payments and the prepayment, repurchase or redemption of junior or subordinated debt.

The Borrower or any restricted subsidiary will be permitted to make acquisitions of the equity interests in a person that becomes a restricted subsidiary, or all or substantially all of the assets (or all or substantially all the assets constituting a business unit, division, product line or line of business) of any person (each, a “Permitted Acquisition”) so long as (a) at the time of execution of the applicable acquisition agreement, no event of default has occurred and is continuing, (b) the acquired company or assets are in the same or a generally related or ancillary line of business as the Borrower and its subsidiaries and (c) subject to the limitations set forth in “Guarantors” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the Administrative Agent. Permitted Acquisitions of entities that do not become Guarantors and made with the proceeds of any consideration provided by the Borrower or a Guarantor will be limited to an amount to be mutually agreed.

(c) Financial Covenants: None.

Unrestricted Subsidiaries:	The Credit Documentation will contain provisions pursuant to which, so long as no event of default is continuing, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided, that (i) the designation of a restricted subsidiary as an unrestricted subsidiary or redesignation of an unrestricted subsidiary as a restricted subsidiary shall

Annex I-16

be subject to customary conditions and (ii) (x) such designation of a restricted subsidiary as an unrestricted subsidiary shall be deemed to constitute an investment (or reduction in an outstanding investment in the case of a designation of an unrestricted subsidiary as a restricted subsidiary in an amount equal to the fair market value thereof) and (y) any re-designation of an unrestricted subsidiary to a restricted subsidiary shall be deemed to be an incurrence of indebtedness and liens of such subsidiary existing at such time. Unrestricted subsidiaries will not be subject to the mandatory prepayments, representations and warranties, covenants, events of default or other provisions of the Credit Documentation, and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of calculating any financial ratios contained in the Credit Documentation; provided, further, that the Credit Documentation shall contain restrictions on transfer of material intellectual property or material strategic assets to any such unrestricted subsidiary (or ownership of any material intellectual property or material strategic assets at the time of designation as an unrestricted subsidiary).

Events of Default:	Subject to the Documentation Standard, with thresholds and grace periods to be mutually agreed, events of default shall be limited to the following (to be applicable to the Borrower and its restricted subsidiaries): (i) (a) nonpayment of principal and (b) nonpayment of interest or fees and nonpayment of other amounts (with a five (5) business day grace period for interest, fees and other amounts); (ii) any representation or warranty proving to have been inaccurate in any material respect when made or confirmed; (iii) failure to perform or observe covenants set forth in the Credit Documentation (subject, in the case of affirmative covenants, to a grace period of 30 days following written notice from the Administrative Agent (other than in respect of maintenance of the Borrower’s existence and notices of default)); (iv) cross-defaults and cross-acceleration to other indebtedness above an amount to be agreed; (v) bankruptcy and insolvency defaults with respect to the Borrower and its material restricted subsidiaries; (vi) monetary judgment defaults to the extent not paid or covered by indemnities or insurance above an amount to be mutually agreed; (vii) actual or asserted impairment of the Guarantee or security with respect to a material portion of the Collateral; (viii) Change of Control with respect to the Borrower (to be defined in a customary and mutually agreeable reasonable manner); and (ix) ERISA events.

Assignments and Participations:	Each Lender will be permitted to make assignments in minimum amounts to be agreed to other entities approved by (x) the Administrative Agent and (y) so long as no payment or bankruptcy default has occurred and is continuing, the Borrower, each such approval not to be unreasonably withheld or delayed; provided, however, that (i) no approval of the Borrower shall be required in connection with assignments to other Lenders or any of their affiliates or approved funds, (ii) the Borrower shall be deemed to have given consent to an assignment if the Borrower shall have failed to respond to a written request within a number of business days to be agreed of its receipt of such written request and (iii) no approval of the Administrative Agent shall be required in connection with

Annex I-17

assignments to other Lenders or any of their affiliates or approved funds. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the Credit Documentation to any Federal Reserve Bank. Lenders will be permitted to sell participations with voting rights limited to customary significant matters. An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Notwithstanding the foregoing, no loans or commitments shall be assigned or participated to Disqualified Lenders to the extent the list of Disqualified Lenders has been made available to all Lenders.

The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Lender.

Assignments of loans under the Term Facility to the Borrower or any of its subsidiaries shall be permitted on a non-pro rata basis through open market purchases and/or Dutch auctions subject to satisfaction of conditions to be set forth in the Credit Documentation, including that (i) no event of default shall exist or result therefrom and (ii) upon the effectiveness of any such assignment, such loans shall be immediately and permanently retired.

Waivers and Amendments:	Amendments and waivers of the provisions of the Credit Documentation will require the approval of Lenders holding more than 50% of the aggregate Term Facility (the “Required Lenders”), except that (a) the consent of each Lender directly and adversely affected thereby will also be required with respect to (i) increases in commitment amount of such Lender, (ii) reductions of principal, interest, or fees payable to such Lender (other than waivers of default interest, a default or event of default or mandatory prepayment); provided that any change in the definitions of any ratio used in the calculation of any rate of interest or fees (or the component definitions) shall not constitute a reduction in any rate of interest or fees, (iii) extensions of scheduled maturities or times for payment of amounts payable to such Lender (it being understood and agreed that the amendment or waiver of any mandatory prepayment, waiver of default interest, default or event of default shall only require the consent of the Required Lenders) and (iv) changes in certain pro rata provisions and the waterfall from enforcement and (b) the consent of each Lender shall be required with respect to (i) releases of all or substantially all of the Collateral or the release of all or substantially all of the value of any guaranties (other than in connection with permitted asset sales, dispositions, mergers, liquidations or dissolutions or as otherwise permitted under the Credit Documentation) and (ii) the percentage contained in the definition of Required Lenders or other voting provisions.

Annex I-18

In connection with any proposed amendment, modification, waiver or termination (a “Proposed Change”) requiring the consent of all Lenders or all directly and adversely affected Lenders, if the consent to such Proposed Change of other Lenders whose consent is required is not obtained (but the consent of the Required Lenders or Lenders holding more than 50% of the directly and adversely affected facility, as applicable, is obtained) (any such Lender whose consent is not obtained being referred to as a “Non-Consenting Lender”), then the Borrower may, at its option and at its sole expense and effort, upon notice to such Non-Consenting Lender and the Administrative Agent, require such Non-Consenting Lender to assign and delegate, without recourse (in accordance with and subject to customary restrictions on assignment), all its interests, rights and obligations under the Credit Documentation to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that, such Non-Consenting Lender shall have received payment of an amount equal to the outstanding principal of its loans, accrued interest thereon, accrued fees and all other amounts then due and owing to it under the Credit Documentation (at the option of the Borrower, with respect to the class or classes of loans or commitments subject to such Proposed Change) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts). The Credit Documentation shall contain other customary “yank-a-bank” provisions.

Indemnification:	The Administrative Agent, the Lead Arrangers and the Lenders and their respective affiliates and controlling persons and their respective officers, directors, employees, partners, agents, advisors and other representatives (each, an “indemnified person”) will be indemnified for and held harmless against, any losses, claims, damages and liabilities (it being understood that any such losses, claims, damages or liabilities that consist of legal fees and/or expenses shall be limited to the reasonable and documented out-of-pocket fees, disbursements and other charges of one firm of counsel for all such indemnified persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such indemnified persons, taken as a whole (and, in the case of a conflict of interest where the indemnified person affected by such conflict notifies the Borrower of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for all such affected indemnified persons)) incurred in respect of the Credit Documentation, the Term Facility or the use or the proposed use of proceeds thereof, the Transaction or any other transactions contemplated hereby, except to the extent they arise from the (a) bad faith, gross negligence or willful misconduct of, or material breach of the Credit Documentation by, such indemnified person (or any of its affiliates or any of its or their respective officers, directors, employees, agents, advisors, representatives and controlling persons’), or (b) material breach of such indemnified persons’ (or any of its controlled affiliates’ or any of its officers’, directors’, employees’, agents’, advisors’,

Annex I-19

representatives’ and controlling persons’) obligations under the Credit Documentation, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction or (c) any dispute solely among the indemnified persons (or any of their respective controlled affiliates or any of their respective officers, directors, employees, agents, advisors, representatives and controlling persons) (other than any claims against an indemnified person in its capacity as the Administrative Agent or Lead Arranger or similar role under the Term Facility) and not arising out of any act or omission of the Borrower or any of its subsidiaries. Notwithstanding the foregoing, each indemnified person shall be obligated to promptly refund and return any and all amounts paid by the Borrower under this paragraph to such indemnified person for any losses, claims, damages, liabilities or expenses to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.

Governing Law:	New York.

Expenses:	If the Closing Date occurs, following written demand (including documentation reasonably supporting such request), the Borrower will pay all reasonable and documented out-of-pocket costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all Credit Documentation (in the case of legal fees and expenses, limited to the reasonable and documented fees and out-of-pocket expenses of Paul Hastings LLP and of any local counsel to the Lenders retained by the Lead Arrangers or the Administrative Agent, limited to one counsel in each relevant jurisdiction, which, in each case, shall exclude allocated costs of in-house counsel). The Borrower will also pay the reasonable and documented out-of-pocket expenses of the Administrative Agent and one other counsel (in total) to all of the Lenders (in the absence of conflict) in connection with the enforcement of any of the Credit Documentation.

Counsel to the Commitment Parties and the Administrative Agent:	Paul Hastings LLP.

Miscellaneous:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The Credit Documentation shall contain (x) customary provisions for replacing the commitments of a (i) “defaulting lender” and (ii) a Lender seeking indemnity for increased costs or grossed-up tax payments and (y) customary EU “Bail-In” provisions.

Annex I-20

ANNEX II

CONDITIONS PRECEDENT TO CLOSING

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex II is attached.

The funding of the Term Facility on the Closing Date will, subject in all respects to the Funds Certain Provisions, be subject to satisfaction of the following conditions precedent:

(i)    The Merger shall have been, or shall substantially concurrently be, consummated in all material respects in accordance with the terms of the Merger Agreement without giving effect to any amendment, change or supplement or waiver of any provision thereof in any manner that is materially adverse to the interests of the Initial Lenders (in their capacities as such) without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Commitment Parties holding a majority of the aggregate amount of outstanding commitments in respect of the Term Facility (the “Majority Lead Arrangers”).

(ii)    Since the date of the Merger Agreement, there shall not have occurred and be continuing a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Companies and their respective subsidiaries taken as a whole.

(iii)    The Administrative Agent shall have received the Solvency Certificate from the Borrower’s chief financial officer or other person with similar responsibilities in substantially the form attached hereto on Annex III.

(iv)    The Administrative Agent shall have received (A) customary opinions of counsel to the Borrower and the Guarantors, (B) customary corporate (or other organizational) resolutions from the Borrower and the Guarantors, customary secretary’s certificates from the Borrower and the Guarantors appending such resolutions, charter documents and an incumbency certificate (provided that such certificates shall not include any representations or statement as to the absence (or existence) of any default or event of default) and (C) a customary borrowing notice (provided that such notice shall not include any representation or statement as to the absence (or existence) of any default or event of default).

(v)    The Administrative Agent shall have received: (A) the audited consolidated balance sheets and related consolidated statement of operations, cash flows and stockholders’ equity of each of XRAY and TWOLF for the most recently completed fiscal year of XRAY and TWOLF, respectively, ended at least 90 days before the Closing Date; (B) the unaudited condensed consolidated balance sheets and related condensed consolidated statements of operations and cash flows of each of XRAY and TWOLF for each subsequent fiscal quarter (other than any fourth fiscal quarter of an applicable fiscal year) of XRAY and TWOLF, respectively, ended at least 45 days before the Closing Date (the “Quarterly Financial Statements”); and (C) a pro forma balance sheet and related pro forma consolidated statements of income of the Borrower and its subsidiaries as of the latest quarterly period of the Borrower covered by the Quarterly Financial Statements, in each case after giving effect to the Transaction (the “Pro Forma Financial Statements”), which need not comply with the requirements of Regulation S-X under the Securities Act, as amended, or include adjustments for purchase accounting or any reconciliation to generally accepted accounting principles in the United States.

Annex II-1

(vi)    All fees due to the Administrative Agent, the Lead Arrangers and the Lenders under the Fee Letter, the Administrative Agent Fee Letter and the Commitment Letter required to be paid by the Borrower on or prior to the Closing Date, and all reasonable and documented out-of-pocket expenses to be paid or reimbursed by the Borrower under the Commitment Letter to the Administrative Agent and the Lead Arrangers on or prior to the Closing Date that have been invoiced at least three business days prior to the Closing Date, shall have been paid (which amounts may be offset against the proceeds of the Term Facility).

(vii)    The Refinancing shall have been, or shall substantially concurrently with the funding of the Term Facility be, consummated.

(viii)    The Borrower and each of the Guarantors shall have provided the documentation and other information to the Administrative Agent (a) that are required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act, at least 3 business days prior to the Closing Date to the extent such information has been reasonably requested in writing by the Administrative Agent at least 10 business days prior to the Closing Date and (b) a certification regarding beneficial ownership required by the Beneficial Ownership Regulation at least 3 business days prior to the Closing Date, to the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation.

(ix)    Subject in all respects to the Funds Certain Provisions, all documents and instruments required to create and perfect the Administrative Agent’s security interests in the Collateral shall have been executed and delivered by the Borrower and the Guarantors (or, where applicable, the Borrower and the Guarantors shall have authorized the filing of financing statements under the Uniform Commercial Code) and, if applicable, be in proper form for filing.

(x)    (i) The Specified Representations shall be true and correct in all material respects; and (ii) the Merger Agreement Representations shall be true and correct in all respects; provided that the condition under this clause (ii) shall be deemed satisfied unless XRAY (or XRAY’s affiliate) or TWOLF (or TWOLF’s affiliate) has the right (taking into account any applicable notice and cure provisions) to terminate its obligations under the Merger Agreement or decline to consummate the Merger (in each case, in accordance with the terms thereof) as a result of a breach of such representations in the Merger Agreement.

(xi)    The Lead Arrangers shall have received a customary Information Memorandum (other than portions thereof customarily provided by financing arrangers and limited, in the case of financial information, to the financial statements described in clauses (A) and (B) of paragraph (v) above) (the “Required Information”) for the Term Facility not later than 10 consecutive business days prior to the Closing Date; provided that if such 10 consecutive business day period has not ended prior to August 14, 2020, it shall not commence prior to September 1, 2020 (the “Marketing Period”); provided that in no event shall the 10 consecutive business day period be restarted or cease to continue if additional or updated Required Information is required to be delivered pursuant to clauses (A) or (B) of paragraph (v) above after the start of the Marketing Period so long as such additional or updated financial information is delivered in accordance with such paragraph. If each Company in good faith reasonably believes it has delivered its Required Information, the Companies may (but shall not be obligated to) deliver to the Lead Arrangers a written notice to that effect, in which case the Companies shall be deemed to have complied with such obligation to furnish the Required Information on the date such notice is received by the Lead Arrangers, and the 10 consecutive business day period referred to above will be deemed to have commenced on the date such notice is received by the Lead Arrangers, in each case, unless the Lead Arrangers in

Annex II-2

good faith reasonably believe that the Companies have not completed delivery of such Required Information requested by the Lead Arrangers in accordance with the preceding sentence for use in the Information Memorandum and, within two business days after the receipt of such notice from the Companies, the Lead Arrangers deliver a written notice to the Companies to that effect (stating with reasonable specificity which such Required Information has not been delivered); provided that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) the Lead Arrangers shall have actually received the Required Information, regardless of whether or when any such notice is delivered by the Companies.

Annex II-3

ANNEX III

SOLVENCY CERTIFICATE2

[            ], 2020

This SOLVENCY CERTIFICATE (this “Certificate”) is delivered in connection with that certain Credit Agreement dated as of [            ], 2020 (as amended, supplemented, amended and restated, replaced, or otherwise modified from time to time, the “Credit Agreement”) among XRAY-TWOLF HoldCo Corporation, a Delaware corporation (the “Borrower”), Bank of America, N.A., as administrative agent and collateral agent, the financial institutions from time to time party thereto as lenders and the other parties thereto. Capitalized terms used herein without definition have the same meanings as in the Credit Agreement.

In my capacity as the [chief financial officer/equivalent officer] of the Borrower, and not in my individual or personal capacity (and without personal liability), I hereby certify on behalf of the Borrower that as of the date hereof and after giving effect to the Transactions and the incurrence of indebtedness and obligations incurred in connection with the Credit Agreement and the Transactions on the date hereof that:

1.    Company (as used herein “Company” means the Borrower and its subsidiaries, taken as a whole) is not now, nor will the incurrence of the obligations under the Credit Agreement and the consummation of the Merger on the Closing Date (and after giving effect to the application of the proceeds of the Loans), on a pro forma basis, render Company “insolvent” as defined in this paragraph; in this context, “insolvent” means that (i) the fair value of assets (on a going concern basis) of the Company is less than the amount that will be required to pay the total liability on existing debts as they become absolute and matured, (ii) the present fair salable value of assets (on a going concern basis) of the Company is less than the amount that will be required to pay the probable liability on existing debts as they become absolute and matured in the ordinary course of business, or (iii) the Company ceases to pay its current obligations in the ordinary course of business as they generally become due, or (iv) the Company’s aggregate property is not, at a fair valuation, sufficient, or if disposed of at a fairly conducted sale under legal process, would not be, sufficient to enable payment of all obligations, due and accruing due. The term “debts” as used in this Certificate includes any legal liability, whether matured or unmatured, liquidated or unliquidated, absolute, fixed or contingent and “values of assets” shall mean the amount of which the assets (both tangible and intangible) in their entirety would change hands between a willing buyer and a willing seller, with a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under compulsion to act.

2.    The incurrence of the obligations under the Credit Agreement and the consummation of the other Transactions on the Closing Date (and after giving effect to the application of the proceeds of the Loans), on a pro forma basis, will not leave Company with property remaining in its hands constituting “unreasonably small capital.” I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion

[2]	Defined terms to be aligned with those in the definitive Credit Agreement, but consistent with this form of solvency certificate.

Annex III-1

based on my current assumptions regarding the needs and anticipated needs for capital of the businesses conducted or anticipated to be conducted by Company in light of projected financial statements and available credit capacity, which current assumption I do not believe to be unreasonable in light of the circumstances applicable thereto.

Annex III-2

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate in such undersigned’s capacity as an officer of the Borrower, on behalf of the Borrower, and not individually, as of the date first above written.

XRAY-TWOLF HOLDCO CORPORATION

By:
Name: Title:

Signature Page to Solvency Certificate